EXHIBIT D

EXHIBIT D

REPUBLIC OF COLOMBIA

SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the detailed information appearing herein

	1998		1999		2000		2001		2002
Domestic Economy
Real GDP Growth(1)		0.6%		(4.2)%		2.9%		1.4%		1.5%
Gross Fixed Investment Growth(2)		(6.3)		(34.6)		(2.0)		13.8		5.1
Private Consumption Growth(2)		(0.8)		(5.4)		2.0		(0.1)		2.3
Public Consumption Growth(2)		2.1		3.6		(0.3)		7.5		0.3
Consumer Price Index(3)		16.7		9.2		8.8		7.6		7.0
Producer Price Index(3)		13.5		12.7		11.0		6.9		9.3
Interest Rate (percent)(4)		32.6		21.3		12.2		12.4		8.9
Unemployment Rate (percent)(5)		15.2		19.4		20.2		16.4		15.7
Balance of Payments
Exports of Goods (FOB)(6)		$10,931		$11,564		$13,099		$12,233		$11,795
Oil and its derivatives(6)		2,329		3,757		4,570		3,285		3,275
Coffee(6)		1,893		1,324		1,069		764		772
Imports of Goods (FOB) (6)		13,616		9,899		10,655		11,826		11,653
Current Account Balance(6)		(4,843)		689		641		(1,215)		(1,579)
Net Foreign Direct Investment(6)		2,033		1,336		1,911		2,505		1,251
Net International Reserves		8,740		8,101		9,004		10,192		10,841
Months of Coverage of Imports (Goods and Services)		6.1		7.3		7.5		7.7		8.5
Public Finance(7)
Nonfinancial Public Sector Revenue	Ps.	51,836	Ps.	59,380	Ps.	69,959	Ps.	78,923	Ps.	87,575
Nonfinancial Public Sector Expenditures(8)		56,776		70,706		75,838		86,277		91,835
Public Sector Primary Surplus/(Deficit)(9)		(1,540)		(6,323)		(219)		(693)		(1,987)
Percent of GDP(1)		(1.1)%		(4.2)%		(0.1)%		(0.4)%		(1.0)%
Public Sector Fiscal Surplus/(Deficit)		(4,783)		(10,449)		(6,010)		(7,094)		(8,203)
Percent of GDP(1)		(3.5)%		(6.9)%		(3.4)%		(3.8)%		(4.1)%
Central Government Fiscal Surplus/(Deficit)		(6,662)		(11,511)		(9,589)		(10,774)		(12,848)
Percent of GDP(1)		(4.7)%		(7.6)%		(5.5)%		(5.8)%		(6.4)%
Public Debt (10)
Public Sector Internal Funded Debt(11)		31,033		43,107		58,824		67,413		82,917
Percent of GDP(1)		22.1%		28.4%		33.6%		35.9%		40.8%
Public Sector External Funded Debt (millions of dollars)(12)		$17,594		$19,081		$20,112		$22,932		$22,192
Percent of GDP(1)		17.8%		21.6%		24.7%		27.5%		27.2%

1:	GDP figures calculated using new methodology implemented by DANE in 1999. Preliminary figures for 2000-2002.
2:	Preliminary figures for 2000-2002.
3:	Percentage change over the twelve months ending December 31 of each year.
4:	Average for each year of the short-term composite reference rate, as calculated by the Superintendency of Banks.
5:	Refers to the average annual percentage of the labor force that was unemployed in the seven largest cities in Colombia during the years 1997-2000. The 2001 and 2002 figures corresponds to the average December 2001 and December 2002 unemployment rates in the thirteen largest cities in Colombia.
6:	Figures for all years have been recalculated according to the recommendations contained in the fifth edition of the IMF’s Balance of Payments Manual. Estimated figures for 2000, 2001 and 2002. Imports and exports of goods do not include “special trade operations.”
7:	All figures calculated according to IMF methodology, which includes privatization, concession and securitization proceeds as part of public sector revenues. Figures for 2002 are preliminary.
8:	The amounts of Central Government transfers to departments and municipal governments are not eliminated in the calculation of consolidated nonfinancial public sector revenue and consolidated nonfinancial public sector expenditures and, accordingly, the revenue and expenditure figures included above are greater than those that would appear were such transfers eliminated upon consolidation. See “Public Sector Finances.”
9:	Primary surplus/(deficit) equals total consolidated nonfinancial public sector surplus/(deficit) without taking into account interest payments or interest income.
10:	Subject to revision. Exchange rates at December 31 of each year.
11:	Includes peso-denominated debt of the Government (excluding state-owned financial institutions and departmental and municipal governments) with an original maturity of one year or more, and public sector entities’ guaranteed internal debt.
12:	Includes debt of the Government (including Banco de la República, public agencies and entities, departments and municipal governments and state-owned financial institutions) with an original maturity of one year or more.
Sources:	Banco de la República, Ministry of Finance, Departamento Administrativo Nacional Estadístico (“DANE”) and Consejo Superior de Política Fiscal (“CONFIS”).

CURRENCY OF PRESENTATION

All references herein to “pesos” and “Ps.” are to the currency of Colombia, and all references herein to “U.S. dollars,” “dollars,” “U.S.$” and “$” are to the currency of the United States of America. Unless otherwise indicated, all peso amounts are stated in nominal terms. The Superintendencia Bancaria (Superintendency of Banks) calculates and publishes a rate (the “representative market rate”) on a daily basis which is the average of the buy and sell foreign exchange rates quoted on the previous business day by certain commercial banks and financial corporations in the four largest Colombian cities. On September 23, 2003, the representative market rate published by the Superintendency of Banks for the payment of obligations denominated in U.S. dollars was Ps. 2,859.37/$1.00. Historical amounts translated into pesos or dollars have been converted at the historical rates of exchange summarized below. See “Monetary System—Foreign Exchange Rates and International Reserves”.

INTRODUCTION

The Colombian economy stabilized in 2002 and recorded a 1.5% positive growth rate for the year. Since 1950 and until 1998, Colombia had enjoyed positive real Gross Domestic Product (“GDP”) growth in every year (ranging from a low of 0.6% in 1998 to a high of 8.47% in 1978) and relatively stable rates of inflation (with a low of 2.2% in 1955 and a high of 32.6% in 1963). During 1998, as a consequence of sharply higher domestic interest rates, the effects of poor weather (el Niño) on the agricultural sector, the negative effects of the financial crises in Asia and Russia and the significant decline in international crude oil and other commodities prices, the Colombian economy suffered a severe slowdown, with GDP growing by just 0.6% during the year. The economy worsened in 1999, registering negative real growth in GDP of 4.2%, the deepest recession in Colombian economic history. Inflation, as measured by the change in the consumer price index, averaged 16.7% in 1998 and 9.2% in 1999. In 2000, the economy resumed economic growth, with GDP increasing by 2.9% in real terms, at the same time that inflation declined to 8.8%. In 2001, the economy continued to grow, although at a slower pace than in 2000, with GDP increasing by 1.4% in real terms, while inflation further declined to 7.6%. In 2002, the economy continued to grow at a pace similar to that experienced in 2001, with GDP increasing by 1.5% in real terms, while inflation further declined to 7.0%. The Colombian economy in 2002 was characterized by factors such as international oil and commodity prices comparable to those seen in 2001, a continued slowdown in the United States economy and lower and sustainable inflation rates.

Due to the implementation of trade and foreign exchange liberalization policies, Colombia has experienced current account deficits in most years since 1994, including a deficit of $4,843 million in 1998, which was offset by a capital account surplus of $3,314 million in 1998. The current account registered surpluses of $689 million in 1999 and $641 million in 2000, while the capital account recorded deficits of $611 million in 1999 and $79 million in 2000. In 2001 and 2002, the current account deficits totaled $1,215 million and $1,579 million, respectively, and were offset by capital account surpluses of $2,405 million and $1,172 million, respectively. The deficits in the current account in 2001 and 2002 were primarily due to a sharp decrease in the trade surplus from $2,531 million in 2000 to $520 million in 2001 and to $227 million in 2002. Net foreign investment (including direct and portfolio investment) increased from $812 million in 1999 to $2,086 million in 2000 and to $2,386 in 2001, and fell to $2,267 million in 2002. Net international reserves decreased from $8,740 million at the end of 1998 to $8,101 million at the end of 1999, reflecting Banco de la República’s (Colombia’s central bank) sale of dollars during the year in an attempt to maintain the value of the peso within the currency band. In September 1999, however, the central bank abandoned the currency band and adopted a floating exchange rate regime. As a result of that change, as well as other economic adjustment measures implemented by the Government, net international reserves increased to $9,004 million at the end of 2000 and further increased to $10,192 million at the end of 2001. By the end of 2002, net international reserves had increased to $10,841 million.

Colombia’s ratio of debt to GDP increased from 38.8% in 1999 to 44.5% in 2000 and to 47.9% in 2001. According to preliminary figures, Colombia’s ratio of debt to GDP increased further to 55.6% in 2002. Although Congress approved tax, pension and labor reform legislation during the past year, and the Government has proposed additional legislation (including a national referendum scheduled to take place on October 25, 2003) to reduce Government expenditures, the debt to GDP ratio is expected to continue to increase due to slowing economic growth and the current level of Government spending.

Colombia’s consolidated nonfinancial public sector deficit for 2002 is estimated at 4.1% of GDP, as compared to a deficit of 3.8% of GDP in 2001. The Central Government deficit is currently estimated at 6.4% of GDP for 2002, as compared to 5.8% in 2001. In an effort to continue a fiscal adjustment program that began in 1999 with the implementation of an Extended Fund Facility between Colombia and the International Monetary Fund (“IMF”), and that was aimed at curbing deterioration in the fiscal accounts, Colombia and the IMF entered into a new two-year Stand-By Arrangement in January 2003. The Central Government deficit has increased sharply since 1994, principally because of:

•	lower than expected revenues as a result of lower than expected growth in the economy,

•	increased expenditures, especially in the areas of defense, justice and the pension system,

•	constitutionally mandated transfers of an increasing share of Central Government revenues to departments and municipalities, while Central Government expenditures (including interest payments) have continued to increase, and

•	increased debt service.

Unlike other major Latin American countries, Colombia avoided hyperinflation and involuntary debt restructurings during the 1980s, although it faced the same external conditions (including lower export prices, economic recession in Colombia’s key trading partners, a reduction in foreign capital inflows and high interest rates) that negatively affected other Latin American countries during that period. During the 1980’s, Colombia did, however, enter into voluntarily syndicated loan agreements to refinance certain maturities of its commercial bank debt, and maintained access to new borrowings through multilateral and bilateral credits. Since 1993, Colombia has accessed the international capital markets through the issuance of bonds in the United States, Europe and Japan and through borrowings from commercial bank syndicates. Colombia has regularly met all principal and interest obligations on its external debt for over 60 years.

On May 26, 2002, Mr. Alvaro Uribe was elected president of Colombia for the 2002-2006 term after obtaining 53% of the popular vote. Shortly after taking office in August 2002, President Uribe announced the Proyecto de Seguridad Democrática del Gobierno Nacional (Project for Democratic Security), which seeks to eradicate the rebel groups and achieve security, using democratic means, for all people against aggressors. In an effort to meet the goals set forth in the Project for Democratic Security, President Uribe has taken several measures, such as declaring a State of Emergency (which was lifted by the Colombian Constitutional Court in April 2003) and creating a voluntary civilian informant network, in order to increase pressure on the guerilla groups. Although peace negotiations with the rebel groups have not resumed since President Uribe took office, in July 2003, leaders of the principal paramilitary group, Autodefensas Unidas de Colombia (Colombian United Self-Defense Group (“AUC”)), formally agreed to begin peace talks (at a date as yet to be determined) with the Government and announced their intention to demobilize their forces entirely by December 2005.

The Uribe administration’s four-year development plan, “Hacia un Estado Comunitario” (Towards a Communitarian State), seeks to increase annual real GDP growth and reduce the unemployment rate and public sector deficit through economic growth incentives. On October 25, 2003, the Colombian population will vote on an anti-corruption and fiscal reform referendum comprised of fifteen different measures. In addition, the Government has enacted tax, labor and pension reform legislation, as well as a fiscal responsibility law, over the past year. See “Republic of Colombia—Other Domestic Initiatives,” “Economy—Employment and Labor” and “Public Sector Finances—IMF Program for 2003-2004—Recently Enacted Fiscal Reforms.”

The Uribe Government believes that both changes in internal policy and international assistance will be required in order to improve the current economic situation and to reduce the fiscal deficit. Other factors, such as increases in inflation, exchange rate fluctuations, increases in interest rates, declines in foreign direct and portfolio investment, adverse conditions in the international capital markets, changes in international commodity prices, violence and disruption associated with the guerilla groups and narcotics organizations and other political, economic and diplomatic developments in or affecting Colombia could have a material adverse effect on the country’s economy.

REPUBLIC OF COLOMBIA

Geography and Population

Colombia is the fourth largest country in South America, with a territory of 441,020 square miles (1,141,748 square kilometers). Located on the northwestern corner of the South American continent, Colombia borders Panama and the Caribbean Sea on the north, Peru and Ecuador on the south, Venezuela and Brazil on the east and the Pacific Ocean on the west.

Colombia is a country of great geographical diversity. Three ranges of the Andes, the Western, Central and Eastern Cordilleras, occupy the southwestern and central sections of the country, running through it from south to north. Grassland plains, known as Los Llanos, lie to the northeast of these ranges and extend to the Venezuelan border. The Amazon forest lies to the south of the grassland plains. The Magdalena River rises in the Central Cordillera and flows to the Caribbean Sea, near the city of Barranquilla, through a rich alluvial plain. Approximately 4% of the land is arable, approximately 41% is suitable for grazing and about 55% is forested. Colombia lies almost entirely in the north tropical zone; however, the country’s regional climates vary with altitude. A tropical climate predominates in the coastal and Amazon regions, while a temperate climate predominates in the mountains.

According to the official projections of the National Administrative Department of Statistics (“DANE”) and the National Planning Department (“DNP”), as of December 2002, Colombia’s population was approximately 43.8 million, up from the 37.1 million counted in the 1993 census. From 1985 to 1993, the population grew at a rate of 2.2% per year, down from approximately 3.1% per year in the 1960s. Over 6.7 million people live in the metropolitan area of Bogotá, the capital of Colombia. Cali and Medellín, the second and third largest cities, have populations of approximately 2.3 million and 2.0 million, respectively. The most important urban centers, with the exception of Barranquilla (the largest port city), are located in the Cordillera valleys. Colombia has a population density of approximately 99 people per square mile (38 people per square kilometer).

Colombia is generally classified as a middle-income developing country. The following table sets forth the latest selective comparative statistics published by the World Bank.

Selected Comparative Statistics

	Colombia		Venezuela		Brazil		Mexico		U.S.
GNI Per Capita (2001)(l)	$1,890		$4,760		$3,070		$5,530		$34,280
Life Expectancy at Birth (2001)	72		74		68		73		78
Illiteracy Rate (2001)(2)	8%		7%		13%		9%		—	(3)
Infant Mortality (2001)(4)	19		19		31		24		7
Poverty(5)	11.0	%(6)	14.7	%(6)	5.1	%(7)	17.9	%(8)	—	(3)

1:	GNI per capita (formerly GNP per capita) is the gross national income divided by the midyear population, converted to U.S. dollars using the World Bank Atlas method.
2:	Percentage ages 15 and over.
3:	Not available.
4:	Number of infants dying before reaching the age of one year, per 1,000 live births.
5:	Percentage of population living on less than $1 per day.
6:	Last survey in 1996.
7:	Last survey in 1997.
8:	Last survey in 1995.
Sources:	World Development Indicators 2003 (all figures except poverty rate); World Development Report 2000-2001 (poverty rate). The World Bank Group.

Government and Political Parties

The Republic of Colombia is one of the oldest democracies in the Americas, with regular transitions of power between successive administrations since 1957. In 1991, a popularly elected Constitutional Assembly approved a new Constitution, replacing the Constitution of 1886. The main features of the 1991 Constitution include further governmental decentralization, autonomy of the central bank, increased Congressional powers and the creation of several new public agencies. Colombia continues to be governed as a Presidential Republic. The President is elected for a four-year term and may not be reelected to any subsequent term. On May 26, 2002, Mr. Alvaro Uribe was elected president of Colombia for the 2002-2006 term. President Uribe, a former member of the Liberal Party who ran as an independent, obtained approximately 53% of the popular vote. President Uribe assumed office on August 7, 2002, replacing Mr. Andrés Pastrana, who was elected in 1998.

Colombia is divided into 32 departments. Each department is divided into municipalities. Both governors of the departments and mayors of the municipalities are popularly elected.

Judicial power is vested in the Corte Constitucional (Constitutional Court), the Corte Suprema de Justicia (Supreme Court of Justice, or “Supreme Court”), the Consejo de Estado (Council of State), the Consejo Superior de la Judicatura (Supreme Judicial Council), the Fiscalía General de la Nación (National Prosecutor General) and in such lower courts as may be established by law. The function of the Constitutional Court, whose nine members are elected by the Senate for an eight-year term, is to assure that all laws are consistent with the Constitution and to review all decisions regarding fundamental rights. The Supreme Court is the final appellate court for resolving civil, criminal and labor proceedings. The Council of State adjudicates all matters relating to the exercise of public authority or actions taken by the public sector, including the review of all administrative decisions or resolutions that are alleged to contradict the Constitution or the law. The Council of State also acts as advisor to the Government on administrative matters. Supreme Court and Council of State justices are appointed for eight-year terms by their predecessors from a list of candidates provided by the Supreme Judicial Council. The National Prosecutor General, who is appointed for a four-year term by the Supreme Court from a list of three candidates submitted by the President, acts as the nation’s prosecutor. The judicial branch is independent from the executive branch with respect to judicial appointments as well as budgetary matters.

National legislative power is vested in the Congress, which consists of a 102-member Senate and a 166-member Chamber of Representatives. Senators and Representatives are elected by direct popular vote for terms of four years. The most recent Congressional election took place in March 2002 and the next Congressional elections will be held in March 2006. Senators are elected on a nonterritorial basis, while Representatives are elected on the basis of proportional, territorial representation. To be enacted into law, a bill must be approved by a majority of both houses of Congress. Differences between the two houses of Congress are resolved by a bicameral committee, which drafts a joint bill that is presented to both houses. The Constitution grants the President the right to veto bills passed by Congress, subject to Congressional override. Upon the signature of all ministers, the president may issue decrees under special circumstances, including a state of external war, significant domestic disruption or economic, social or ecological emergency. In each department, legislative power is vested in departmental assemblies whose members are elected by direct popular vote. At the municipal level, legislative power is vested in municipal councils, which preside over budgetary and administrative matters.

The principal political parties are the Liberal Party and the Conservative Party. The following table shows the party composition of the Chamber of Representatives and Senate following the elections in the years indicated.

Party Composition of the Colombian Congress

Party	Chamber of Representatives					Senate
	1990	1991	1994	1998	2002	1990	1991	1994	1998	2002
Liberal	59.7%	54.0%	56.0%	53.4%	32.0%	57.9%	54.9%	59.0%	48.0%	30.6%
Conservative	31.2	15.5	20.0	16.1	7.3	33.3	8.8	23.0	15.0	9.9
Others	9.1	30.5	24.0	30.4	60.5	8.8	36.3	18.0	37.0	59.5

	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Totals may differ due to rounding.

Source:	Registraduría Nacional del Estado Civil (National Civil Registry).

Internal Security

Guerilla organizations have long been a part of Colombian society. The principal active guerilla organizations are the Fuerzas Armadas Revolucionarias Colombianas (Colombian Revolutionary Armed Forces, or “FARC”) and the

Ejército de Liberación Nacional (National Liberation Army, or “ELN”). In many remote regions of the country that have traditionally lacked an effective government presence, the guerillas have exerted influence over the local population. In recent years, many of the guerillas have funded their activities through kidnappings and protection and other services rendered to narcotics organizations. In addition, the guerilla organizations have continued to commit acts of terrorism to draw attention to their causes and have focused much of their activities on the pipeline network owned by Empresa Colombiana de Petróleos (Colombian Petroleum Corporation, or “Ecopetrol”), the national oil company. Pursuant to the Ley Nacional de Regalías (National Royalties Law) of 1994, Ecopetrol pays a fee, related to the quantity of oil transported and the distance the oil is transported, to the various townships through which its pipelines run, which was implemented in order to help unify the local communities’ interests with those of Ecopetrol. According to Ecopetrol, attacks on Colombia’s oil infrastructure declined in 2002, from 170 attacks on the Caño Limon Coveñas pipeline in 2001 to 43 attacks on the same pipeline in 2002, due in part to the Uribe administration’s Proyecto de Seguridad Democrática del Gobierno Nacional (Project for Democratic Security), which is discussed below. For further information regarding the effects of guerilla attacks on Ecopetrol’s pipeline, see “Foreign Trade and Balance of Payments—Foreign Trade.”

Guerilla organizations have increased their violence and terrorism in recent years, largely, the Government believes, in response to the Government’s successful efforts to eradicate illicit crops and destroy drug processing and distribution centers. The emergence of so-called “paramilitary” organizations has added to the violence in the country and these groups, whose activities have been condemned by the Government, have shown little respect for human rights or the rule of law. The principal group of paramilitaries is the Autodefensas Unidas de Colombia (Colombian United Self-Defense Group (“AUC”)). On July 15, 2003, leaders of AUC formally agreed to begin peace talks (at a date as yet to be determined) with the Government and announced their intention to demobilize their forces entirely by December 2005, although no assurance can be given that these peace talks will take place or be successful.

Over the past fourteen years, the Government has implemented various measures to address the violence associated with the guerilla movements. From 1989 to 1992, as a result of bilateral negotiations, the M-19, the EPL, the Partido Revolucionario de los Trabajadores (Workers’ Revolutionary Party) and the Grupo Quintín Lame suspended all guerilla activities, and 6,500 guerillas joined civil society. In order to encourage guerilla groups to respect human rights, in 1994 then-President Samper signed legislation incorporating the Second Protocol to the Geneva Conventions of 1949 relating to the protection of victims of non-international armed conflicts.

During President Pastrana’s administration (1998-2002), the Government implemented a comprehensive peace initiative as part of the Plan Colombia directed primarily towards the FARC and the ELN. The peace policy focused on negotiations with the armed organizations; increased investment and economic development in conflict areas; and the introduction of social, political and economic reforms designed to improve living conditions, increase access to the political process and equalize the distribution of income. The Plan Colombia has been financed by the Government and by the Fondo de Inversión para la Paz (Peace Investment Fund or Peace Fund), which receives funds from the private sector, foreign governments and international agencies.

In November 1998, the Government established a negotiation zone of five municipalities in the southern part of the country to facilitate negotiations between the Government and the FARC, which formally began in October 1999. Between October 1999 and February 2002, peace talks ceased and resumed several times, and in 2001 the Government and the FARC signed two agreements outlining the negotiation process: the Acuerdo de los Pozos and the Acuerdo de San Francisco. However, on February 20, 2002, President Pastrana announced the suspension of the peace negotiations with the FARC and the end of the negotiation zone due to increased violence by the FARC on the civilian population. As of September 2003, negotiations between the FARC and the Government had not resumed.

After unofficial meetings in 1999 between the Government and the ELN, the two sides began formal peace discussions in June 2000, which have ceased and resumed several times over the last few years. In addition, the Government decided to grant political status to the ELN, an important step in the official negotiation process. However, on May 31, 2002, the Government suspended negotiations with the ELN after the breakdown of the most recent round of discussions in December 2001. Uribe administration officials have since met with leaders of the ELN to discuss a possible cease-fire; however, as of September 2003, no cease-fire had been announced. The Government has stated that it will not begin peace talks with any of Colombia’s armed rebel groups unless a unilateral cease-fire is first declared.

The Government estimated that there were approximately 21,072 members of guerilla groups in 2002, including the FARC, and approximately 12,275 members of paramilitary organizations in 2002. The Colombian armed forces numbered 194,850 troops (including 58,229 career soldiers) as of December 2002.

In August 2002, President Uribe announced a State of Emergency in an effort to increase pressure on the guerilla groups. The State of Emergency authorized broad measures, such as the ability, following judicial authorization, to conduct searches without presenting warrants, impose curfews and restrict travel. The decree also authorized the Government to levy a one-time tax on the wealthy, discussed below, to raise funds in an effort to strengthen the security forces. Due to continued attacks by rebel groups against the Colombian population, the Government extended the State of Emergency for an additional 90 days, beginning on February 6, 2003. However, on April 29, 2003, the Colombian Constitutional Court lifted the State of Emergency, holding that the most recent extension was unconstitutional because, among other reasons, the Senate did not have the opportunity to comment on the extension. The Government plans to enact further legislation to assist in maintaining public order.

President Uribe’s Project for Democratic Security seeks to eradicate the guerilla and paramilitary groups and to provide security for all, without discrimination, against aggressors. To that end, the Government has established a voluntary civilian informant network to combat the insurgent groups and hopes to enlist up to one million citizens in this program. Among other objectives, the Project for Democratic Security also seeks to:

•	eliminate obligatory military service once the armed forces have expanded to include 100,000 career soldiers, and thereafter replace conscription with national service for men and women;

•	pass antiterrorism legislation;

•	increase penalties for crimes and improve the justice system; and

•	support and improve the Plan Colombia.

In July 2003, the Government announced a decrease in criminal activity since the Uribe administration took office in August 2002. In particular, homicides have decreased by 15.8%; terrorism has decreased by 23.7%; automobile theft has decreased by 22.9%, and kidnapping has decreased by 19.8%. There can be no assurance, however, that the downward trend in criminal activity will continue in the future.

The Government has taken various steps to combat the activities of producing, processing and trafficking in narcotics and the violence and terrorism that have become associated with such activities since the mid-1980s. Among other measures, the Government has offered bounties for information leading to the capture of certain criminals, increased its spending on military and police forces and improved the effectiveness of the judicial system, in part through raising the salaries of, and providing greater personal security to, judges and prosecutors.

Colombia is also a party to the United Nations Convention Against Illicit Traffic in Narcotic Drugs and Psychotropic Substances. Other components of the Government’s anti-drug program include the following policies:

•	eradicating illicit crops,

•	controlling the raw materials necessary to process cocoa,

•	providing an alternative livelihood for small cocoa growers through subsidies and other means,

•	destroying drug processing and distribution operations, and

•	arresting and prosecuting drug traffickers.

Law 333 of 1996 permits the Government to initiate judicial proceedings to take over assets obtained through illicit means. These assets accrue to a fund which is used for rehabilitation, investment in the community and the fight against organized crime. In 1997, the Constitution was amended to permit extradition of Colombian citizens accused of criminal activity abroad. Although drug trafficking activities and acts of violence and terrorism continue to occur, in the recent past the Government has been successful in largely dismantling the “Cali” and “Medellín” cartels.

Decree 472, enacted in 1996, created the Plan Nacional de Desarrollo Alternativo (Alternate Development National Plan). It seeks to remove voluntarily peasants and indigenous communities from activities related to the cultivation of illicit drug crops, through the introduction of sustainable and competitive alternative livelihoods for them. The program is currently established in 96 municipalities in Colombia. In an effort to improve the results of the program, President Uribe has announced plans, which as of September 2003 had not yet been implemented, to pay 50,000 peasant families Ps. 5 million per year to cease cultivating illicit drug crops and instead assist in the restoration of national forests.

Between August 2002 and June 2003, 147,947 hectares of illicit coca crops were eradicated as compared to 95,060 hectares between August 2001 and June 2002, an increase of 55.7%.

In July 2000, the United States Congress approved a $1,319 million counternarcotics aid package for Colombia and neighboring countries that complemented $300 million of assistance to Colombia already contemplated in existing U.S. legislation. Of the total aid package, $860.3 million, or 65% of the total resources, supported the Plan Colombia. The remaining 35% consisted of assistance to Peru, Bolivia and Ecuador and additional funding for U.S. agencies. The aid package to Colombia included American-supplied helicopters and U.S. military trainers to assist Colombia in its antidrug operations. In August 2002, however, the U.S. President signed anti-terrorism legislation that, in a policy shift, authorizes Colombia to use the military equipment and U.S.-trained Colombian soldiers directly against the rebels and paramilitary groups. Since 2000, the United States has provided Colombia with over $1.7 billion in economic, humanitarian and security assistance, with another $600 million appropriated for 2003. In August 2003, the U.S. President authorized the U.S. Department of State to resume assistance to Colombia in implementing an “Airbridge Denial Program” against civil aircraft suspected of trafficking in narcotics. The previous interdiction program was suspended in April 2001.

Various countries have programs to provide assistance to Colombia to support its efforts to combat illegal drug-related activities. Certain of these programs condition such assistance, and other support for Colombia, on the periodic determination by such countries as to the effectiveness of Colombia’s efforts. On January 31, 2003, pursuant to U.S. law requirements, the President of the United States determined that Colombia did not “fail demonstrably” during the previous 12 months to make substantial efforts to adhere to international counternarcotics agreements and take certain counternarcotics measures set forth in U.S. law. So long as the Annual Presidential Determinations for Major Illicit Drug Producing and Drug-Transit Countries is released by the U.S. Department of State, an evaluation of Colombia, as a member of the “majors list,” will be released. In the event of a future decertification of Colombia, unless the U.S. President waives the effects such a decertification would have under U.S. law, all United States assistance (other than certain counternarcotics and humanitarian assistance) to Colombia would be suspended and the United States would be obligated to vote against all loans and other assistance to Colombia by multilateral development banks. In addition, the United States could, but would not be obligated to, impose economic sanctions on Colombia, such as the withdrawal of certain trade preferences. The decertification of Colombia in 1996, 1997 and 1998 did not have a material adverse effect on the country, but no assurance can be given that a future decertification would not have such an effect.

The Government anticipates that continued large expenditures on security and justice will be necessary over the medium-term to fight narcotics-related crime. The Government has in the past funded a portion of its increased security and justice expenditures through special taxes imposed on certain sectors, such as the petroleum industry. Pursuant to the State of Emergency decreed by President Uribe in August 2002, the Government assessed a one-time 1.2% tax on liquid assets to be paid by individuals and companies. Through this tax, the Government raised approximately Ps. 1,221 billion (or 0.6% of GDP) in 2002 and Ps. 1,195 billion (0.5% of GDP) in 2003 to finance security measures. No official studies have been published regarding, and private studies vary widely in their assessment of, the effect on the Colombian economy of narcotics trafficking and drug-related violence, including their effect on Colombia’s balance of payments, foreign investment flows and the allocation of productive activity. See “Foreign Trade and Balance of Payments—Foreign Investment.”

Other Domestic Initiatives

In May 2003, Congress approved the Government’s four-year national development plan entitled “Hacia un Estado Comunitario” (Towards a Communitarian State). The plan seeks to increase annual real GDP growth and reduce the unemployment rate and the public sector deficit through economic growth incentives. The plan calls for total expenditures of Ps. 112.7 trillion, of which Ps. 68.8 trillion will be spent on social programs, including the construction of low-income housing and an education initiative which seeks to integrate 1.5 million new students into the school system. In addition, Ps. 30.2 trillion will be spent on infrastructure improvements and Ps. 3.3 trillion will be spent to buy equipment for the armed forces. As part of its goal to reduce the fiscal deficit and modernize the country, the plan also contemplates reductions in the public sector workforce. It is contemplated that 46.5% of the total expenditures under the plan will be funded by the Central Government, 19.2% by new financings, 16.9% by state agencies and 17.4% by the private sector. The plan is consistent with the Government’s budget assumptions set forth under “—Public Sector Finances” below.

On July 9, 2003, the Colombian Constitutional Court approved a proposed referendum that President Uribe signed into law on January 21, 2003. The national referendum is currently scheduled to take place on October 25, 2003 and will submit fifteen measures to a vote of the Colombian population. Some of the economic measures proposed would freeze for a two-year period both civil service wages and pensions exceeding twice the minimum wage, eliminate special pension regimes as of 2007 and limit the pensions of former Presidents and other high-ranking officials. Additional measures seek to curb corruption and would reduce the total size of Congress to 218 members. The Colombian population will vote on each measure individually; therefore, no assurances can be given as to the number of measures, if any, that will be approved and become law.

Foreign Affairs and International Organizations

Colombia has established diplomatic relationships with 183 countries. Colombia is a member of the United Nations, the IMF and the International Bank for Reconstruction and Development (the “World Bank”). On a regional level, Colombia is a member of the Organization of American States, the Organization of Caribbean States, the Inter-American Development Bank (“IADB”), the Caribbean Development Bank, the Latin American Economic System, the Association of Caribbean States, the Economic Commission for Latin America and the Caribbean, the Andean Parliament and the Andean Development Bank. Colombia is also party to several trade and commodity agreements, including the Andean Community of Nations (formerly known as the Andean Pact), the Latin American Integration Association, the Union of Banana Exporting Countries, the International Sugar Association and the World Trade Organization.

In 1992, a free-trade zone was formed with Venezuela, which has increased commercial trade and financial activity between the two neighboring countries. One key aspect of Colombia’s free trade agreement with Venezuela is a provision for integration of the two countries’ capital markets. As a result, Venezuelan and Colombian public and private sector companies are now able to raise capital in either country with relatively few restrictions. Colombia also has free trade agreements with Ecuador, Bolivia and Chile. The Andean Community of Nations, which is designed to create a five-nation free-trade zone, was revived in 1991. Pursuant to this agreement, Colombia, Venezuela, Peru, Ecuador and Bolivia implemented common external tariffs in 1995. In August 1997, the Andean Community members initiated a program to reduce the common external tariffs, which is expected to be completed by December 31, 2005. Since 1995, Colombia has also been a party to a trade pact with Venezuela and Mexico.

In October 2002, Colombia became eligible to participate in the Andean Trade Promotion and Drug Eradication Act, which President Bush signed in August 2002 and which extends, through December 31, 2006, the unilateral tariff preferences accorded the Andean countries through the Andean Trade Preference Act. For a further discussion of this legislation, see “Foreign Trade and Balance of Payments—Foreign Trade.”

ECONOMY

Gross Domestic Product

Between 1990 and 1998, Colombia’s GDP grew at an estimated average annual rate of 3.6% in real terms. In 1999, GDP contracted by an estimated 4.2% in real terms, representing the deepest recession in Colombia’s history. Some of the factors that contributed to the recession included political uncertainty prior to ex-President Pastrana’s election, high domestic interest rates, the manifestation of macroeconomic imbalances, intensification of the armed conflict, a sharp decline in public investment and consumption, and the international financial crisis. In 2000, GDP grew by an estimated 2.9% in real terms, signaling an economic recovery due in part to the Government’s fiscal adjustment measures, balance of payments equilibrium and adequate monetary and exchange rate policies. In 2001 and 2002, GDP grew by an estimated 1.4% and 1.5% in real terms, respectively. The following factors contributed to the relatively modest rate of growth in 2002 as compared to 2001:

•	the slowdown in the United States economy reduced the demand for goods and services from Latin America and Asia;

•	the suspension of peace negotiations with the FARC and the end of the negotiation zone reduced confidence in Colombia’s economy; and

•	continuing high unemployment and the violence of rebel groups adversely affected private consumption and business investment.

Agriculture, livestock, fishing, forestry and hunting have traditionally played an important role in the Colombian economy. Production in this sector grew by an estimated 0.5% in real terms in 2002, accounting for an estimated 14.2% of GDP in 2002. Manufacturing increased by 1.1% in real terms in 2002 and accounted for an estimated 14.0% of GDP. Mining (including oil) decreased by an estimated 4.7% in real terms and represented 4.1% of GDP in 2002. Construction activity grew by an estimated 5.8% in real terms and accounted for an estimated 4.7% of 2002 GDP. The services sector increased by an estimated 1.8% in real terms and, representing 57.0% of 2002 GDP, remains the largest sector of the Colombian economy. Within the services sector, the financial services category, showing the first signs of recovery from the effects of the 1999 economic slowdown, grew by an estimated 4.5% in real terms, accounting for an estimated 4.9% of GDP in 2002.

Gross fixed public investment represented approximately 5.9% of 2002 GDP, decreasing by an estimated 2.0% in real terms in 2002, following a 7.5% decrease in 2001. Private sector investment increased by an estimated 10.7% in real terms in 2002 as compared to a 39.0% increase in real terms in 2001. Private sector investment accounted for an estimated 8.5% of GDP in 2002. In 2002, public consumption increased by an estimated 0.3% in real terms, following an increase of 7.5% in 2001, and represented an estimated 22.3% of 2002 GDP. Private consumption grew by an estimated 2.3% in real terms in 2002, following negative real growth of 0.1% in 2001, and accounted for an estimated 62.1% of 2002 GDP.

According to preliminary figures, Colombia’s GDP increased by 3.8% in real terms during the first quarter of 2003 as compared to zero growth during the same period in 2002. This increase represents the highest real growth registered in a quarter since the first quarter of 1998. The sectors of the economy that experienced the largest increases in real growth during the first quarter of 2003 were: construction, which grew by 15.8%; manufacturing industry, which grew by 8.3%; transportation, storage and communications, which grew by 5.3%; and retail, restaurants and hotels, which grew by 3.8%. The mining sector experienced negative real growth in the first quarter of 2003, contracting by 2.1%.

During the second quarter of 2003, Colombia’s economy grew by approximately 2.0% in real terms, as compared to a 2.3% increase in real terms during the same period in 2002. The sectors of the economy that experienced the largest increases in real growth during the second quarter of 2003 were: mining, which grew by 10.9%, and construction, which grew by 5.0%, each in real terms. Agriculture, livestock, fishing, forestry and hunting experienced negative real growth in the second quarter of 2003, contracting by 1.0%. The current official projection of real GDP growth for 2003 is 2.0%. However, no assurance can be given that this projection will be reached.

The following tables set forth real GDP and demand as well as the composition and annual percentage growth rates of real GDP and demand, for the five years ending on December 31, 2002.

Real GDP and Demand(1)

	1998	1999	2000(2)	2001(2)	2002(2)	2002(2)
	(millions of constant 1994 pesos)					(millions of current pesos)
GDP	Ps. 75,421,325	Ps. 72,250,601	Ps. 74,363,831	Ps. 75,393,822	Ps. 76,522,077	Ps. 202,220,333
Add: Imports of Goods and Services	15,816,093	11,912,580	12,621,429	14,085,108	14,100,458	42,719,275

Total Supply of Goods and Services	91,237,418	84,163,181	86,985,260	89,478,930	90,622,535	244,939,608
Less: Exports of Goods and Services	12,733,778	13,488,115	14,317,155	14,710,129	14,132,538	39,777,842

Total Domestic Supply	Ps. 78,503,640	Ps. 70,675,066	Ps. 72,668,105	Ps. 74,768,801	Ps. 76,489,998	Ps. 205,161,766

Allocation of Domestic Demand Consumption
Private Consumption	Ps. 48,172,074	Ps. 45,572,590	Ps. 46,482,733	Ps. 46,440,907	Ps. 47,519,892	Ps. 132,083,666
Public Consumption	15,349,835	15,908,184	15,863,556	17,047,968	17,101,339	43,118,374

	63,521,909	61,480,774	62,346,289	63,448,875	64,621,231	175,202,040
Gross Fixed Investment
Private Investment(3)	8,441,271	5,155,141	4,231,781	5,880,213	6,511,472	16,879,225
Public Investment(3)	5,926,069	4,247,370	4,980,910	4,605,977	4,512,504	11,841,593

	14,367,340	9,402,511	9,212,691	10,486,190	11,023,976	28,720,818
Changes in Inventory	614,391	(208,220)	1,109,127	793,736	844,791	1,238,908

Total Domestic Demand	Ps. 78,503,640	Ps. 70,675,066	Ps. 72,668,105	Ps. 74,768,801	Ps. 76,489,998	Ps. 205,161,766

Totals may differ due to rounding.

1:	All figures calculated using new methodology implemented in 1999 by DANE, using 1994 as the base year for calculating constant prices.
2:	Estimated.
3:	Investment is defined as gross fixed capital formation.
Source:	DANE.

	Percentage of GDP(1)					Real Growth Rate(1)
	1998	1999	2000(2)	2001(2)	2002(2)	1998	1999	2000(2)	2001(2)	2002(2)
GDP	100.0%	100.0%	100.0%	100.0%	100.0%	0.6%	(4.2)%	2.9%	1.4%	1.5%
Add: Imports of Goods and Services	21.0	16.5	17.0	18.7	18.4	(3.9)	(24.7)	6.0	11.6	0.1

Total Supply of Goods and Services	121.0	116.5	117.0	118.7	118.4	(0.2)	(7.8)	3.4	2.9	1.3
Less: Exports of Goods and Services	16.9	18.7	19.3	19.5	18.5	7.4	5.9	6.2	2.7	(3.9)

Total Domestic Supply	104.1%	97.8%	97.7%	99.2%	100.0%	(1.4)	(10.0)	2.8	2.9	2.3

Allocation of Domestic Demand
Consumption
Private Consumption	63.9%	63.1%	62.5%	61.6%	62.1%	(0.8)	(5.4)	2.0	(0.1)	2.3
Public Consumption	20.4	22.0	21.3	22.6	22.3	2.1	3.6	(0.3)	7.5	0.3

	84.2	85.1	83.8	84.2	84.4	(0.1)	(3.2)	1.4	1.8	1.8
Gross Fixed Investment
Private Investment(3)	11.2	7.1	5.7	7.8	8.5	(22.3)	(38.9)	(17.9)	39.0	10.7
Public Investment(3)	7.9	5.9	6.7	6.1	5.9	32.5	(28.3)	17.3	(7.5)	(2.0)

	19.0	13.0	12.4	13.9	14.4	(6.3)	(34.6)	(2.0)	13.8	5.1
Changes in Inventory	0.8	(0.3)	1.5	1.1	1.1	(6.5)	(133.9)	—	(28.4)	6.4

Total Domestic Demand	104.1%	97.8%	97.7%	99.2%	100.0%	(1.4)	(10.0)	2.8	2.9	2.3

Totals may differ due to rounding.

1:	All figures calculated using new methodology implemented in 1999 by DANE, using 1994 as the base year for calculating constant prices.
2:	Estimated.
3:	Investment is defined as gross fixed capital formation.

Source: DANE.

Principal Sectors of the Economy

The following table sets forth the composition of Colombia’s GDP by economic sector, in constant pesos and percentage terms, for the five years ending on December 31, 2002.

Real GDP by Sector(1)

	1998		% of Total	1999		% of Total	2000(2)		% of Total	2001(2)		% of Total	2002(2)		% of Total
	(millions of 1994 pesos and as a percentage of GDP)
Agriculture, Livestock, Fishing, Forestry and Hunting
Coffee	Ps.	1,396,487	1.9%	Ps.	1,221,881	1.7%	Ps.	1,319,368	1.8%	Ps.	1,322,393	1.8%	Ps.	1,401,219	1.8%
Other Agriculture and Livestock		8,571,963	11.4		8,716,520	12.1		9,002,419	12.1		9,043,259	12.0		9,014,790	11.8
Fishing, Forestry and Hunting		363,989	0.5		389,120	0.5		403,279	0.5		432,097	0.6		439,668	0.6

Total Agriculture		10,332,439	13.7		10,327,521	14.3		10,725,066	14.4		10,797,749	14.3		10,855,677	14.2
Manufacturing Industry		10,489,092	13.9		9,591,927	13.3		10,723,364	14.4		10,584,717	14.0		10,700,787	14.0
Mining(3)		3,436,842	4.6		4,071,550	5.6		3,652,933	4.9		3,297,130	4.4		3,140,540	4.1
Electricity, Gas and Water		2,400,743	3.2		2,300,416	3.2		2,320,970	3.1		2,360,507	3.1		2,432,109	3.2
Construction		4,229,597	5.6		3,087,569	4.3		2,967,342	4.0		3,375,823	4.5		3,570,247	4.7
Services
Transportation, Storage and Communications		5,901,476	7.8		5,788,193	8.0		5,876,764	7.9		6,131,286	8.1		6,341,754	8.3
Retail, Restaurants and Hotels		8,661,202	11.5		7,323,531	10.1		7,860,855	10.6		8,039,628	10.7		8,159,735	10.7
Financial Services		4,791,300	6.4		4,057,834	5.6		3,754,684	5.0		3,585,426	4.8		3,746,109	4.9
Housing		7,046,196	9.3		7,304,764	10.1		7,429,661	10.0		7,486,259	9.9		7,581,014	9.9
Services to Companies except Financial Services and Housing		1,843,488	2.4		1,642,877	2.3		1,693,154	2.3		1,728,783	2.3		1,773,691	2.3
Government		11,081,976	14.7		11,515,187	15.9		11,581,700	15.6		11,804,777	15.7		11,877,667	15.5
Domestic Services		361,288	0.5		357,928	0.5		361,006	0.5		364,111	0.5		367,206	0.5
Other Services		3,556,295	4.7		3,614,172	5.0		3,635,314	4.9		3,668,250	4.9		3,735,566	4.9

Total Services		43,243,221	57.3		41,604,486	57.6		42,193,138	56.7		42,808,520	56.8		43,582,742	57.0
Minus: Imputed Banking Services		4,270,065	5.7		3,435,767	4.8		2,916,101	3.9		2,755,359	3.7		2,753,194	3.6
Plus: Duties and Tariffs on Imports		5,559,456	7.4		4,702,899	6.5		4,697,119	6.3		4,924,735	6.5		4,993,169	6.5

Real GDP	Ps.	75,421,325	100.0%	Ps.	72,250,601	100.0%	Ps.	74,363,831	100.0%	Ps.	75,393,822	100.0%	Ps.	76,522,077	100.0%

Totals may differ due to rounding.

1:	All figures calculated using new methodology implemented in 1999 by DANE, using 1994 as the base year for calculating constant prices.
2:	Estimated.
3:	Includes petroleum.

Source: DANE.

The following table sets forth the annual change in Colombia’s real GDP by sector for the five years ending on December 31, 2002.

Real GDP Growth by Sector(1)

	1998	1999	2000(2)	2001(2)	2002(2)
Agriculture, Livestock, Fishing, Forestry and Hunting
Coffee	7.2%	(12.5)%	8.0%	0.2%	6.0%
Other Agriculture and Livestock	(1.0)	1.7	3.3	0.5	(0.3)
Fishing, Forestry and Hunting	(1.9)	6.9	3.6	7.1	1.8
Total Agriculture	0.0	0.0	3.8	0.7	0.5
Manufacturing Industry	(0.2)	(8.6)	11.8	(1.3)	1.1
Mining(3)	15.6	18.5	(10.3)	(9.7)	(4.7)
Electricity, Gas and Water	1.8	(4.2)	0.9	1.7	3.0
Construction	(7.2)	(27.0)	(3.9)	13.8	5.8
Services
Transportation, Storage and Communications	2.5	(1.9)	1.5	4.3	3.4
Retail, Restaurants and Hotels	(1.6)	(15.4)	7.3	2.3	1.5
Financial Services	(5.7)	(15.3)	(7.5)	(4.5)	4.5
Housing	2.5	3.7	1.7	0.8	1.3
Services to Companies except Financial Services and Housing	(3.1)	(10.9)	3.1	2.1	2.6
Government	2.0	3.9	0.6	1.9	0.6
Domestic Services	(1.1)	(0.9)	0.9	0.9	0.9
Other Services	1.6	1.6	0.6	0.9	1.8
Total Services	0.2	(3.8)	1.4	1.5	1.8
Minus: Imputed Banking Services	(7.3)	(19.5)	(15.1)	(5.5)	(0.1)
Plus: Duties and Tariffs on Imports	(2.7)	(15.4)	(0.1)	4.8	1.4
Real GDP	0.6	(4.2)	2.9	1.4	1.5

Totals may differ due to rounding.

1:	All figures calculated using new methodology implemented in 1999 by DANE, using 1994 as the base year for calculating constant prices.
2:	Estimated.
3:	Includes petroleum.

Source: DANE.

Agriculture, Livestock, Fishing, Forestry and Hunting

Colombia’s tropical climate and range of altitudes are conducive to a wide variety of agriculture. Coffee, sugarcane, flowers, bananas, potatoes and plantains have traditionally been considered the most important products. Colombia is currently the world’s largest exporter of Arabica coffee, the second largest exporter of flowers after the Netherlands and the third largest exporter of bananas after Ecuador and Costa Rica. In 2002, the combined sectors of agriculture (including coffee), livestock, fishing, forestry and hunting (the “total agriculture” sector) comprised, in the aggregate, an estimated 14.2% of total GDP. The production of the total agriculture sector grew by an estimated 0.5% in real terms in 2002 and an estimated 0.7% in real terms in 2001, after experiencing a recovery of 3.8% during 2000 and little or no growth in 1999 and 1998. The non-coffee agricultural and livestock sector accounted for 11.8% of GDP in 2002, contracting by an estimated 0.3% in 2002, as compared to 0.5% real growth in 2001. In 2002, the fishing, forestry and hunting sector comprised 0.6% of GDP, increasing by an estimated 1.8% in real terms, after real increases of 7.1% in 2001, 3.6% in 2000 and 6.9% in 1999, and a real decrease of 1.9% in 1998.

Coffee production (excluding coffee processing) represented 1.8% of GDP in 2002, growing by an estimated 6.0% in real terms, as compared with 0.2% positive growth in 2001, 8.0% positive growth in 2000 and 12.5% negative growth in 1999. The value of coffee exports increased by 1.0% in 2002. Despite the traditional importance of coffee as an export product, Colombia’s dependency on coffee as a source of export revenues has diminished during the past few years, as the volume of other agricultural exports, particularly bananas and flowers, has grown. Furthermore, since the breakdown in 1989 of the International Coffee Agreement between coffee growers and consumers, which regulated the coffee supply and helped maintain coffee prices, market conditions have changed markedly. New competitors, such as

Vietnam, have emerged; this country has attained in a short period of time coffee production and export levels similar to those of traditional coffee growers like Brazil and Colombia.

The National Coffee Fund stabilizes domestic coffee prices. The fund is a government entity administered by the National Coffee Growers’ Federation, which is made up of representatives of coffee producers. The National Coffee Growers’ Committee, made up of representatives of coffee producers, the Minister of Finance and Public Credit, the Minister of Agriculture and Rural Development, the Minister of Foreign Trade and the Minister of Foreign Relations, functions as the National Coffee Fund’s board of directors. This committee, subject to the veto right by the Minister of Finance and Public Credit, periodically establishes an internal coffee price paid to local growers. To the extent that export prices, adjusted for transportation and insurance costs, exceed the established internal price for coffee, the National Coffee Fund accumulates a surplus. To the extent that export prices fall below the internal price, the National Coffee Fund draws on accumulated reserves to pay growers the difference between the export and internal prices. The National Coffee Fund recorded deficits of Ps. 37 billion in 1998, Ps. 43 billion in 1999, Ps. 275 billion in 2000 and Ps. 77 billion in 2001. The 2000 deficit reflected the decline in international coffee prices, the lower volume of exports and an increase in the inventories of the National Coffee Fund. The improvement in 2001 resulted from a lower internal coffee price. In 2002, the National Coffee Fund registered a fiscal deficit of Ps. 168 billion, an increase of Ps. 91 billion as compared to 2001, due to a 29% reduction in income resulting from lower export prices for coffee. The weighted average price of coffee exported by Colombia decreased by 5.6% in 2002, from $0.72 per pound in 2001 to $0.68 per pound in 2002. Coffee exports accounted for 6.5% of total merchandise exports in 2002, as compared to 6.2% in 2001 and 8.2% in 2000.

During the Pastrana administration, the Government launched initiatives designed to foster competition and sustain development in rural areas. The most important of these initiatives were the Incentivo a la Capitalización Rural (Rural Capitalization Incentive Program), intended to channel private sector resources into agricultural projects; a foreign trade policy designed to protect national agricultural production and promote research into potential foreign markets for Colombian agricultural products; modernization of agricultural marketing systems; promotion of agrarian reform through the Instituto Colombiano para la Reforma Agraria (INCORA); strengthening the Plan Nacional de Desarrollo Alternativo (National Plan for Alternative Development), which promotes alternatives to the production of illicit products; and making financing for agricultural production and marketing more accessible by means such as the creation of the new Banco Agrario (the successor to the liquidated Caja Agraria).

In addition, the Government developed a Ps. 100 billion credit line for the agricultural sector in 2000, through the use of new “agricultural reactivation funds.” Banco Agrario made disbursements of Ps. 400,736 million in 2001 and Ps. 516,665 million in 2002, ending the year with a total loan portfolio of Ps. 1,041 billion, as compared to a total loan portfolio of Ps. 853 billion at December 31, 2001.

Moreover, Fondo para el Financiamiento del Sector Agropecuario (“Finagro”), acting in its capacity as a rediscount bank, extended approximately Ps. 1.1 trillion of loans to rural producers during 2002, a decrease of approximately 12.0% in nominal terms in relation to 2001.

Industry

The production of the industrial sector increased by 1.1% in 2002. Manufacturing accounted for an estimated 14.0% of 2002 GDP, unchanged from 2001. Twelve categories within the industrial sector showed positive real increases in 2002, while seven sectors showed negative real growth. The largest increases within the industrial sector were registered by processed tobacco (which showed a 35.2% real increase), sugar (13.2% real increase), and metals and metallic products other than machinery and equipment (6.6% real increase). The categories experiencing the greatest negative real growth were printing and related products (9.9% real decrease), knitted and crocheted fabrics; clothing (7.3% real decrease) and yarns and threads; textile fabrics including velvet (6.6% real decrease).

The following table summarizes the composition of industrial sector output and sets forth the rates of real growth for each sector for the periods indicated.

Composition and Real Growth of the Industrial Sector(1)

	Percentage of Total(1)				Percent Growth(1)
	1999	2000(2)	2001(2)	2002(2)	1999	2000(2)	2001(2)	2002(2)
Beef and Fish	4.1%	3.8%	4.1%	4.1%	(5.7)%	4.1%	7.1%	0.9%
Other Processed Foods	15.9	14.8	14.7	15.1	(2.9)	4.2	(2.3)	4.0
Sugar	3.1	2.8	2.8	3.1	0.9	0.9	0.1	13.2
Beverages	7.3	6.5	6.5	6.4	(12.6)	(0.4)	(1.3)	0.3
Processed Tobacco	0.7	0.7	0.7	1.0	12.7	16.4	0.3	35.2
Yarns and Threads; Textile Fabrics including Velvet	3.7	4.0	3.9	3.6	(19.5)	22.6	(4.0)	(6.6)
Knitted and Crocheted Fabrics; Clothing	5.8	6.6	6.0	5.5	(6.1)	27.9	(9.4)	(7.3)
Leather and Leather Products, Footwear	2.0	2.1	2.3	2.2	(18.9)	15.5	8.6	(3.7)
Wood, Cork and Straw Products	0.9	0.9	0.9	0.9	(20.1)	16.1	(6.1)	1.8
Paper and Pasteboard	4.2	4.4	4.4	4.4	(3.8)	18.9	(2.0)	0.9
Printing and Related Products	4.0	4.0	3.9	3.5	(11.6)	9.4	(1.6)	(9.9)
Processed Petroleum Products	7.5	7.2	7.3	6.8	6.8	6.0	0.4	(5.1)
Basic and Elaborated Chemical Products other than Rubber and Plastic Products	15.6	15.5	14.5	15.2	0.7	11.3	(7.6)	6.0
Rubber and Plastic Products	5.4	5.6	5.7	5.8	(5.8)	15.4	0.2	3.6
Glass, Glass Products and other Non-Metallic Products	5.9	6.1	6.4	6.2	(20.7)	15.0	3.3	(2.0)
Furniture and Related Products	2.9	2.9	2.9	3.0	(13.4)	13.9	(0.7)	2.3
Metals and Metallic Products other than Machinery and Equipment	5.4	6.0	5.7	6.0	(16.3)	23.7	(6.2)	6.6
Machinery and Electric Supplies	4.4	4.5	5.0	4.8	(16.5)	14.7	9.9	(2.9)
Transportation Equipment	1.5	1.8	2.4	2.4	(48.3)	36.8	30.3	2.3

Total	100.0%	100.0%	100.0%	100.0%	(8.6)	11.8	(1.3)	1.1

Totals may differ due to rounding.

1:	All figures calculated using new methodology implemented in 1999 by DANE, using 1994 as the base year for calculating constant prices.
2:	Preliminary.

Source: DANE.

The Government has sought to develop the industrial sector through policies promoting the modernization of machinery and other productive assets. The Government has implemented part of its industrial policy through Fondo Nacional de Productividad y Competitividad (National Fund for Productivity and Competitiveness). This agency, with participation from private companies and industrial organizations, promotes industrial development through research, the formulation of policies on competitiveness and the provision of technical and financial assistance to private companies seeking to modernize their production processes.

Mining and Petroleum

Colombia holds substantial reserves of petroleum, natural gas, coal, minerals, precious metals and precious and semi-precious stones, including nickel, gold, silver, platinum and emeralds. It is among the world’s leading exporters of emeralds, gold and coal. Colombia is also the third largest Latin American exporter of oil, after Venezuela and Mexico. According to statistics compiled by DANE, the mining sector as a whole (including the petroleum industry) accounted for approximately 4.1% of GDP in 2002, as compared to 4.4% in 2001, 4.9% in 2000 and 5.6% in 1999. The production of the mining sector decreased by 4.7% in 2002, 9.7% in 2001 and 10.3% in 2000, after recording positive growth rates of 18.5% in 1999 and 15.6% in 1998. In recent years, the mining sector has contributed significantly to Colombia’s export revenues. For example, 40.8% of total exports in 2002 (FOB) were attributable to the mining sector, as compared to 40.1% in 2001 and 46.3% in 2000. Oil and its derivatives, coal, nickel, emeralds and gold were the major mining products exported during 2002.

The Republic owns all oil and gas reserves within the territory of Colombia. Until 1974, the Government entered into concession contracts which allowed private companies to exploit oil or gas fields for limited periods of time (usually 20 years). Since 1974, Ecopetrol, the Government-owned oil company, has exploited these reserves either directly or in association with private companies. Colombia permits oil and gas exploration and production under four principal types of arrangements:

1.	Ecopetrol directly operates oil and gas fields, usually after the expiration of a concession contract.

2.	Ecopetrol enters into association contracts with private companies, as described below, most commonly for the purpose of exploring and exploiting new oil fields.

3.	Ecopetrol enters into shared risk contracts, which are a variation of the standard association contract.

4.	Ecopetrol enters into risk service contracts, where private companies make investments to increase production in fields operated by Ecopetrol.

The Pastrana administration, acknowledging the importance of crude oil to the economy, initiated a comprehensive set of reforms designed to increase Colombia’s competitiveness and investment in oil exploration and development. In December 1998, Congress passed a national tax reform law. This measure allows the intangible costs associated with oil exploration and exploitation to be amortized on a straight-line basis, instead of requiring amortization to be calculated by the units of production method. In May 1999, the Government issued Decree 788 of 1999, which expedites and streamlines the process of obtaining environmental licenses for oil exploration. These policies, together with the recovery in oil prices, contributed to the significant increase in contractual activity in 2000 and 2001.

Under Colombia’s royalty system, the national, departmental and municipal governments share a royalty on all crude oil and natural gas production. For most of Ecopetrol’s oil field exploration and exploitation contracts, the royalty is equal to 20% of the total value of the oil production from the field. Concession contracts, however, individually provide a royalty percentage which is unique to the particular contract. In 1999, a modification to the royalty system established a sliding royalty percentage linked to the level of production for oil fields discovered after July 29, 1999. Under the various contract arrangements discussed below between Ecopetrol and private companies, it is customary for Ecopetrol to calculate its own share of production after payment of the royalty. Law 756 of 2002 further modified the oil royalties system and is geared to encourage oil exploration in small- and medium-size fields by establishing variable royalties ranging from 8% for fields producing up to 5,000 barrels per day to 25% for fields producing in excess of 600,000 barrels per day.

Association Contracts. Since 1974, Ecopetrol has developed Colombia’s oil reserves principally through association contracts with foreign private sector companies. In 2000, association contracts accounted for all of Ecopetrol’s exploratory well drilling operations. The standard terms of these contracts have been modified over the years, as described below.

Under association contracts entered into before March 1994, including the contracts related to the Cusiana and Cupiagua oil fields, the private company party to the contract (the “associate”) explores an agreed-upon area at its own risk and expense. Ecopetrol thereafter has the option to become a joint venture partner with the associate by reimbursing the associate for 50% of the exploration costs of oil wells within commercially viable fields and 50% of all future development costs related to those fields. Ecopetrol can either reimburse the associate in cash or grant the associate part of Ecopetrol’s share of future production. As a joint venturer, Ecopetrol obtains the rights to 50% of the production. For contracts entered into between 1990 and March 1994, Ecopetrol initially receives 50% of the production, but its share gradually increases as accumulated production reaches specified levels. At the end of 2002, the weighted average of Ecopetrol’s share under these contracts was 47.5% of the production. If Ecopetrol does not elect to become a joint venture partner within a certain period of time (generally 60 to 90 days after the associate has determined that a field is commercially viable), the associate has the sole right to crude oil production from the field until it has sold production with a value equal to 200% of its total cash costs and investments. Thereafter, upon reimbursement of 50% of all of the associate’s past costs and investments by Ecopetrol, future costs and production are automatically shared as if Ecopetrol had initially elected to become a joint venture partner in the field.

Since 1994, modifications made to Ecopetrol’s standard association contracts maintain the associate’s share at 50% of production until aggregate production exceeds sixty million barrels. Thereafter, Ecopetrol’s share increases gradually, up to a maximum of 75% of production. In 1995, further modifications to the standard association contracts require Ecopetrol to pay for half of the exploration costs, not only for wells which ultimately prove to be productive, but also for dry wells, stratigraphic wells and seismic exploration in fields that become commercially viable. Another 1995 modification also allows Ecopetrol to negotiate, at least five years before an association contract would otherwise expire, an extension of the production phase of the contract. The modifications also provide for competitive bidding for the right to explore and exploit marginal fields (defined according to certain technical, financial and operational criteria). In the bidding process, private companies bid percentages of production they will pay to Ecopetrol in exchange for the rights. Winning bidders are responsible for all future investment and operating costs related to the field.

In 1997, to promote private sector activity in the development of inactive areas and small fields and in the search for natural gas, Ecopetrol again modified its standard association contracts. These modifications lengthen the periods of exploration and exploitation, increase the levels of reimbursement for associates’ explorations costs and provide for the reimbursement of exploration costs in real terms in U.S. currency.

On July 2, 1999, Ecopetrol’s board of directors approved two additional modifications to the standard terms of its association contracts, applicable to new association contracts:

•	Reduction of Ecopetrol’s Initial Participation. Ecopetrol decreased its initial participation under these contracts from 50% to 30%. Accordingly, for all fields exploited under new association contracts, Ecopetrol will assume responsibility for 30% of investments and costs and will receive 30% of production.

•	Modified R Factor. Ecopetrol modified the formula used to determine the increase in Ecopetrol’s share of production (the “R Factor”). The R Factor is calculated by dividing accumulated revenues by cash investments and costs. If the R Factor increases above a certain profitability threshold, Ecopetrol’s share of production increases above the initial 30%. Pursuant to the July 2, 1999 modifications, Ecopetrol raised the profitability threshold at which the R Factor triggers an increase in Ecopetrol’s share from 1.0 to 1.5. Associates benefit from this modification because Ecopetrol’s share remains at 30% for a longer period of time. In addition, the R Factor is now calculated in constant dollars. This new calculation method is designed to prevent inflation from independently causing an increase in the R Factor and a corresponding increase in Ecopetrol’s share.

In July 2003, the Government announced that, in order to promote investment in wells and increase oil production, foreign oil companies will be able to negotiate extensions of their existing association contracts.

The following table sets forth the number of association contracts entered into during the years indicated and the number of contracts outstanding at the end of each year.

Association Contracts(1)

	1998	1999	2000		2001		2002
Total Signed During Period	14	1	32	(2)	28	(2)	14	(2)
Total Outstanding	111	98	115		128		114

1:	Includes shared risk contracts where the associate is the operator.
2:	Does not include risk service contracts or shared risk contracts.

Source: Ecopetrol.

The process of incorporating the July 2, 1999 modifications into the association contracts postponed the signature of several new contracts, and only one new contract was signed in 1999. In 2000, Ecopetrol signed 32 new association contracts and three risk service contracts (discussed below). The favorable trend of new association contracts continued in 2001, with 28 new association contracts and three risk service contracts signed during the year. In 2002, Ecopetrol signed 14 new association contracts and three risk service contracts.

Shared Risk Contracts. Since 1987, Ecopetrol has also used shared risk contracts for the exploration and cultivation of oil fields. Except as described below, these contracts are nearly identical to standard association contracts. Ecopetrol only uses shared risk contracts when geological analysis suggests specific fields will be particularly profitable. Ecopetrol’s initial shared risk contracts permitted Ecopetrol to participate in the development of these fields beginning in the second year of the exploration phase. Under these contracts, Ecopetrol assumed 15% of the exploration costs and risks at the beginning of the second year in exchange for a larger share of future production and equal representation on the executive committee of the unincorporated joint venture. Only three of these shared risk contracts remain in force today.

Ecopetrol’s shared risk contracts have undergone significant modifications over the years. For example, in September 1995, Ecopetrol modified the standard terms for its shared risk contracts for use in areas in which it already conducts exploration directly. Under these contracts, Ecopetrol retains its status as operator of the field, and assumes responsibility for 50% of the related investments and costs. The other contracting party is responsible for the remaining 50% of investments and costs. Private companies submit bids based upon the percentage of production they will assign to Ecopetrol. The successful bidder obtains the right to enter into the shared risk contract with Ecopetrol.

Risk Service Contracts. Ecopetrol introduced the risk service contract in January 1998 to increase production through the use of new technologies in oil fields that it currently operates. Under these contracts, Ecopetrol continues to operate the field, but 100% of the investment in new technologies is made by a private company. In return, the private company receives a percentage of the incremental production increase resulting from the investment in technology. The specific percentage is subject to a bidding process between private companies, but in no case may it exceed 75%. To date, the Government has signed ten risk service contracts, including three signed in each of 2000, 2001 and 2002.

Ecopetrol has designed another type of contract to promote the exploitation by private companies of both undeveloped and inactive fields. Under this type of contract, the private company assumes total responsibility for the development and operation of a field in exchange for a fee per barrel, which varies with the level of production and is paid in U.S. dollars. Since 1998, Ecopetrol has signed three of these contracts for the development of the Validivia-Almagro field, the Rancho Hermoso field and the Sur Oriente field.

In June 2003, the Government split Ecopetrol into three state-owned entities. Ecopetrol S.A., the operating unit, will continue to manage the operations of Colombia’s existing oil fields. Agencia Nacional de Hidrocarburos (“ANH”), the administrative unit, will manage, as of January 1, 2004, Colombia’s petroleum resources by assigning areas for exploration and production, evaluating the potential of the country’s petroleum reserves, promoting Colombia’s petroleum resources to attract investment and collecting royalties. Ecopetrol will be able to enter into new contracts through December 2003, after which time ANH will enter into all new oil and gas exploration and production contracts. Promotora de Energia de Colombia, the investment unit, will manage some of Ecopetrol’s non-strategic investments. No longer owned 100% by the Ministry of Mines and Energy, Ecopetrol S.A. is now a state-owned share company. The Ministry of Finance owns 95% of Ecopetrol S.A.’s shares and the remaining shares are owned by other public sector enterprises.

On December 31, 2002, Ecopetrol’s proven reserves of crude oil totaled an estimated 1,632 million barrels, consisting of approximately 664 million barrels of oil that Ecopetrol may exploit directly, approximately 955 million barrels that are subject to association contracts and approximately 13 million barrels that are subject to concession contracts.

The following table sets forth Colombia’s proven crude oil and natural gas reserves at the dates indicated.

Proven Reserves of Colombia(1)

	At December 31,
	1998	1999	2000		2001		2002
Crude Oil (millions of barrels)	2,478	2,289	1,972		1,842		1,632
Natural Gas (trillions of cubic feet)	6.9	6.6	4.5	(2)	4.5	(2)	4.2	(2)

1:	“Proven reserves” are defined as the estimated quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs. In the case of reserves to which Ecopetrol has the sole right of development, Ecopetrol estimates proven reserves in accordance with the methodology promulgated by the Society of Petroleum Engineers. While this methodology permits such estimates to be based on assumptions regarding future economic and operating conditions (including prices and costs), Ecopetrol includes as proven reserves only those reserves that, at the date of estimation, are recoverable under existing economic and operating conditions. Ecopetrol estimates its share of reserves that are to be developed pursuant to association contracts using the same methodology as employed in the calculation of direct reserves, based on seismic, geological and other technical data supplied by the respective operators and reviewed by Ecopetrol’s petroleum engineers.
2:	Corresponds to gas with concrete commercial viability.

Source: Ecopetrol.

Until 2000, Colombia had witnessed relatively little exploration activity in recent years. This was the result of both the significant decline in oil prices in 1997 and 1998 and fiscal policies and contractual terms that were not internationally competitive.

Production of crude oil in Colombia decreased from an average of 604,000 barrels per day in 2001 to 578,144 barrels per day in 2002. Ecopetrol’s current projection for production of crude oil in 2003 is 540,420 barrels per day. Ecopetrol’s direct production accounted for approximately 19.9% of the total crude oil production in 2002, 0.4% more than in 2001. Approximately 12.2% of Colombia’s oil production in 2002 was derived from the Caño Limón oil fields, which were discovered and developed by Occidental Petroleum in the early 1980’s. Approximately 39.6% of the country’s oil production in 2002 was derived from the Cusiana area of the Los Llanos region. The Cusiana and Cupiagua fields are run under association contracts with British Petroleum, Triton and Total, and contributed in large part to the highest monthly average production of crude oil in Colombia’s history, reaching 846,589 barrels per day in December 1998.

Of the country’s total crude oil production in 2002, approximately 50% was exported, as compared to 63% in 2001 and 58% in 2000. Of the total crude oil exported in 2002, Ecopetrol was responsible for 40% of this amount. The value of Colombia’s exports of crude oil and its derivatives in 2002, according to balance of payments statistics, totaled an estimated $3,275 million, a 0.3% decrease from the 2001 level. This decrease was due to a decline in Colombia’s crude oil production. Colombia’s average daily volume of exports of crude oil in 2002 was estimated at 297.2 thousand barrels per day, a 1.4% decrease from the average daily volume in 2001 (301.3 thousand barrels per day). The average price of crude oil in 2002 was $24.2 per barrel. Since 1995, the Government has used a stabilization fund through which revenues from the Cusiana production are invested abroad in order to avoid the inflationary effects associated with large inflows of oil revenues into the country. For further details on the stabilization fund, see “Public Sector Finances—General” below.

In connection with its core activities of exploration and production of oil and gas, Ecopetrol has developed a network of pipelines used to transport crude oil, natural gas and oil products to domestic refineries, major distribution points and export facilities. The pipelines, some of which are wholly-owned by Ecopetrol and others of which are owned jointly with associates or other companies, transport oil and gas owned by Ecopetrol, associates and concession operators. The 800 km OCENSA pipeline, a joint venture among Ecopetrol, associates and other companies, was completed in February 1998 and has been operational at full capacity since July 1998. The pipeline transports crude oil from the Cusiana and Cupiagua fields to the port of Coveñas and has a capacity of 556,000 barrels per day of crude oil and had an actual average throughput of approximately 152,800 barrels per day during 2002. Guerillas have continually attacked the country’s oil pipelines. These attacks, which have from time to time thwarted Ecopetrol’s efforts to meet its goals for production and volume of exports, decreased in 2002.

The Government, with private sector participation, intends to substantially expand the natural gas pipeline network and the related infrastructure over the next several years.

Total investment in oil exploration and production in 2002 totaled $762 million, including $363 million from the private sector.

Construction

Although growth in the construction sector did not attain the level of 2001, when the sector expanded by 13.8%, construction remained one of the most dynamic sectors in 2002, registering 5.8% real annual growth. The 2001 and 2002 results were preceded by two years of contraction in 1999 (27.0% real decrease) and 2000 (3.9% real decrease), which was due to a decline in housing starts and fewer infrastructure projects. The growth experienced in 2002 was primarily due to several government policies, such as increased spending on subsidies for low-income housing and measures to reduce taxes on home loans. The number of building permits approved during 2002 rose by 20.1% on average, and the upward trend in new loans for housing continued.

Services

The services sector accounted for 57.0% of GDP in 2002, as compared to 56.8% in 2001. Activity in the services sector increased by 1.8% in 2002, after increasing by 1.5% in 2001. The following table shows the composition of the services sector for the years indicated.

Composition of Services Sector

	1998	1999	2000(1)	2001(1)	2002(1)
	(percentage of total services)
Transportation, Storage and Communications	13.6%	13.9%	13.9%	14.3%	14.6%
Retail, Restaurants and Hotels	20.0	17.6	18.6	18.8	18.7
Financial Services	11.1	9.8	8.9	8.4	8.6
Housing	16.3	17.6	17.6	17.5	17.4
Services to Companies except Financial Services and Housing	4.3	3.9	4.0	4.0	4.1
Government	25.6	27.7	27.4	27.6	27.3
Domestic Services	0.8	0.9	0.9	0.9	0.8
Other Services	8.2	8.7	8.6	8.6	8.6

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Totals may differ due to rounding.

1:	Estimated.

Source: DANE.

Transportation, storage and communications grew by 3.4% in 2002 and accounted for an estimated 8.3% of 2002 GDP, as compared to 8.1% of GDP in 2001. In September 1998, the date of the latest available survey, Colombia’s network of roads totaled approximately 125,569 km. The public roads within Colombia are categorized as either primary, secondary or tertiary. The primary network consisted of 13,274 km of nationwide roads and expressways, which facilitates access to the capitals of the departments. The secondary network consisted of 70,482 km of regional roads which connect smaller cities. The tertiary network consisted of 31,972 km of roads which connect towns and other localities. There were also approximately 9,839 km of private roads within Colombia.

Over the last few years, the road concessions program has substantially increased the participation of private companies in the transportation sector. The latest concessions will permit the construction of safer and more modern roadways. The transportation corridors to be constructed under these concessions will connect large industrial and agricultural centers, which are primarily located in the nation’s interior, with the most important Atlantic and Pacific ports. These corridors include the Zipaquirá–Santa Marta corridor, the Briceño–Tunja–Sogamoso corridor, the Bogotá–Buenaventura corridor and the Caribbean road network.

With respect to the communications sector, Colombia had an estimated 17.18 telephone lines in service per 100 inhabitants at December 31, 2002 and an estimated 21.31 telephone lines installed per 100 inhabitants at December 31, 2002. Prior to 1998, Empresa Nacional de Telecomunicaciones (“Telecom”), a state-owned company that was liquidated in June 2003 (see “—Role of the State in the Economy; Privatization—Telecom), was the primary provider of domestic and international long distance telephone services in Colombia. Since August 1997, however, ten-year licenses with automatic ten-year extensions have been granted to new operators of domestic and international long distance telephone services. In December 1998, Empresa de Teléfonos de Bogotá (“ETB”, owned by the capital district of Bogotá) and Orbitel (a privately owned company), began providing international and domestic long-distance services, ending Telecom’s 50-year monopoly. Telecom has also traditionally provided basic telephone service in suburban and rural areas. Within the major metropolitan areas, separate municipal telephone companies provide basic telephone services. In recent years, Colombia has witnessed increased demand for cellular telephone service. The Government has made cellular telephone service subject to private sector participation and competition.

The Government operates three national public television networks, including one that is publicly managed. In the first half of 1998, in accordance with a law that permits greater private sector participation in television networks, two private television networks, RCN and Caracol, began operations nationwide. In addition, local governments support eight regional networks.

Energy

In 2002, 74.6% of electric energy consumption in Colombia was derived from hydraulically generated sources, while 22.0% was derived from thermally generated (gas, coal and oil derivatives) sources and the remaining 3.4% was derived from other sources, as compared to 2001 when 75.1% was hydraulic and 24.9% was thermal. In 2002, the output of the utility sector (electricity, gas and water) increased by 3.0% in real terms and accounted for 3.2% of GDP.

Colombia’s proven energy reserves in 2002 included approximately 6,572 million tons of coal, 1.6 billion barrels of crude oil and 6.3 trillion cubic feet of natural gas. In addition, it is estimated that Colombia has the capacity to generate more than 93,000 megawatts of hydroelectric power, although only about 14.5% of this potential has been realized.

By the end of 1997, all of the major cities in Colombia were connected to an extensive gas pipeline network. Ecopetrol sponsored two significant projects consisting of a total of 1,350 km of pipeline, under a “build, own, operate, maintain and transfer” (“BOMT”) arrangement with private companies. Construction contracts for an additional 1,695 km of pipeline have also been awarded. Law 401 of 1997 created the Empresa Colombiana de Gas (Colombian Natural Gas Corporation, or “ECOGAS”) to manage the gas transmission network. Also in August 1997, the Government initiated a bidding process to select operators for local gas distribution networks in several interior cities. As of December 2002, local gas distribution networks were operating in cities within the departments of La Guajira, Atlántico, Magdalena, Bolívar, Córdoba, Sucre, Cesar, Santander, Huila, Tolima, Norte de Santander, Meta, Casanare, Cundinamarca, Valle del Cauca and Antioquia, and in the coffee-growing zone.

Over the past decade, the Government has restructured the energy sector in order to improve the economic performance of the companies within the sector. For example, the Government has encouraged competition, private investment and the development of alternative energy sources. The 1994 Electricity Law significantly transformed the electric power sector. It permits the formation of privately-owned electric utility companies and the privatization of all or part of existing public sector companies. However, it prohibits vertical integration of new entrants into the utilities sector. In addition, a 1995 restructuring program resulted in an increase in private participation in power generation.

Following the Government’s sale in 1996 of several major power generation plants, in 1997 private sector investors purchased 48.5% of the capital stock of Empresa de Energía de Bogotá and 56.0% of the capital stock of Empresa de Energía del Pacifico S.A. E.S.P. In 1999, privately-owned plants accounted for 70.3% of Colombia’s 11,755 megawatt total gross generation capacity. As of December 2002, 54.3% of Colombia’s total power generation capacity was privately held, while the remaining 45.7% continues to be state-owned. The Superintendencia de Servicios Publicos (Superintendency of Public Services) has intervened in the management of Cedelca and Electrolima. On July 26, 2002, the Government announced the liquidation of the Chocó power generation plant and the creation of a new company, Dispac, which is operated by private parties. The Government expects to privatize Isagen, one of the largest power generation companies in Colombia, although it is not possible to predict when this sale might take place. In an effort to consolidate the share capital of Interconexión Eléctrica S.A. (“ISA”), one of Colombia’s largest electricity transmission companies, the Government sold a portion of its shares in two successful public offerings in 2001 and 2002. As of December 31, 2002, private participation in electricity transmission was 27%.

In addition to electricity generation and transmission, the Government has also made progress in privatizing electricity distribution. By 1998, 52% of Colombia’s total distribution capacity was privately held. Private participation in distribution remained at that level through 2001. In 2002, private participation in distribution increased further to 56%.

For further information on privatization, see “—Role of the State in the Economy; Privatization.”

Infrastructure Development

Deficiencies in Colombia’s infrastructure have created economic inefficiencies that have adversely affected the country’s economic performance. To address this concern, the Government has been working to expand the telecommunications infrastructure. Telecom installed and put into service 4,600 km of fiber optic cable, representing the first two phases of an extensive fiber optic network. In addition to using the network for domestic telephone service, future plans include using it as a platform for other “value-added” services, such as internet access, video and electronic payment systems. At this time, the fiber optic network is being used for telephone and data services only. Colombia’s telephone system has also been connected to the international submarine cable network.

The Government’s infrastructure development policy has emphasized the creation of a long-term solution to the country’s telecommunications infrastructure needs. In order to achieve this objective, two complementary strategies were put in place.

First, the Compartel program has helped to achieve universal access to communications services through the installation of communal telecommunications points, which allow the connection of distant rural areas. Under the program, the Government installed approximately 6,838 communal telecommunications points in Colombia’s rural municipalities by December 31, 2002. The Government has also installed 670 telecommunications points to promote internet access and to develop information technologies, as well as 270 Centros de Acceso a Internet Comunitario (Internet Communal Access Centers or “CACI”) and 15 comprehensive telecommunications centers for both telephone and internet access.

Second, the Agenda de Conectividad (Connectivity Agenda) is intended to increase the use of information technologies, improve the competitiveness of the production sector, modernize public and governmental entities and facilitate access to information and to education.

To encourage private sector participation in the supply of communications services, the Government has granted concessions for the operation of cellular telephone services and, in June 2001, received congressional approval to grant concessions to operate PCS (Personal Communications System) networks. In January 2003, the first concession was granted.

In addition to the construction of new roadways and the repair of existing ones, the Government plans to expand and improve other infrastructure, such as the cargo ports, airports and rails. The Government also intends to construct new electricity generation and transmission facilities to reduce the country’s reliance on hydroelectric power and to expand overall capacity. In order to harvest Colombia’s natural resources, the Government plans to build new facilities for the transportation and distribution of natural gas and petroleum and invest in the exploration and development of new oil reserves. The Government’s policy is to promote private investment in all aspects of infrastructure development through privatizations, concessions and joint ventures and to utilize the domestic and international capital markets to finance private investment activity.

Role of the State in the Economy; Privatization

General

The Government is active in mining and the exploitation of other natural resources, as well as in the telecommunications and electricity industries. The Government expects its role in the production of goods and services to diminish as it continues to encourage private sector investment and participation in sectors previously dominated by the public sector and as it implements other market-oriented reforms, such as the adjustment of public sector prices and utility rates to reflect market conditions.

In 2002, the most important state-owned nonfinancial companies included Ecopetrol, Telecom, Medellín’s urban transit system (the “Medellín Metro”), the energy generation companies Isagen and Corelca and the energy transmission company ISA.

The following table sets forth selected financial data for the principal nonfinancial state-owned enterprises.

Principal Nonfinancial Public Sector Enterprises

	Total Assets at Dec. 31, 2002(1)	Total Liabilities at Dec. 31, 2002(1)	Net Profits for 2002(2)	Total External Debt Guaranteed by the Republic at Dec. 31, 2002
	(millions of U.S. dollars)
Ecopetrol	$8,508	$5,971	$533	$0
ISA	1,469	664	10	244
Isagen	1,299	542	14	0
Telecom.	2,707	2,409	(51)	36
Corelca	444	420	(101)	0
Medellín Metro	1,074	1,384	(407)	619

1:	Unaudited. Converted into U.S. dollars at the rate of Ps. 2,864.79/$1.00, the representative market rate on December 31, 2002.
2:	Converted into dollars at the rate of Ps. 2,507.96/$1.00, the average representative market rate for January-December 2002.
Sources:	DNP, Medellín Metro and Ministry of Finance.

Ecopetrol

Ecopetrol, which underwent a restructuring in June 2003, is the national oil company and is responsible for promoting and developing Colombia’s oil industry. See “—Principal Sectors of the Economy—Mining and Petroleum” above.

Ecopetrol earned net profits of approximately Ps. 1,336 billion ($533 million) in 2002. Total net profits decreased by 5.9% as compared to 2001, when Ecopetrol recorded its best result since its formation over 50 years ago. Ecopetrol contributes to public sector revenues through a combination of income taxes, royalties and dividends. Ecopetrol’s total direct contribution to governmental revenues was Ps. 5.45 trillion in 2002, as compared to Ps. 5.34 trillion in 2001. The principal sources of Ecopetrol’s 2002 contribution to public sector revenues were approximately Ps. 1.78 trillion in royalties, Ps. 0.98 trillion in taxes and Ps. 1.1 trillion in dividends paid with respect to profits earned in 2001.

ISA

ISA, the largest electricity transmission company in Colombia, owns a majority of the nation’s transmission networks and the national interconnection system. In 1995, ISA transferred its generation assets and functions to a new entity, Isagen. In August 1998, ISA made its first strategic portfolio investment with the capitalization of Transelca S.A. (“Transelca”), acquiring 65% of a company which accounts for 9.7% of the national transmission system. ISA consolidated its position in the market during 1999, by investing Ps. 276,612 million, and increasing its direct participation in the national transmission system to 75%. ISA’s tariffs and operational income are regulated by the

Energy and Gas Regulatory Commission (“CREG”). ISA’s net profits in 2002 totaled Ps. 23,919 million ($10 million) as compared to Ps. 101,109 million ($44 million) in 2001. The decrease in net profits was due primarily to the devaluation of the peso in 2002.

In early 1999, the Government announced plans to sell its stake in ISA. In March 2001, ISA sold 115 million shares (or 13.3% of its total equity) to 62,016 investors. In May 2002, a second public offering of 120,000 shares was completed. Following the 2002 offering, 24.34% of ISA’s total equity was owned by 93,000 Colombians. Through these offerings, ISA became the first public service company to be listed on a Colombian stock exchange and now has the second largest number of shareholders of any Colombian company. No deadline has been set for the Government to dispose of its remaining interest in ISA.

Isagen

Isagen is a public service company engaged in the generation and sale of electricity. It has a generating capacity of 1,736 megawatts, of which 1,436 megawatts are derived from hydroelectric sources. Isagen owns and operates three hydroelectric units and one thermal plant with an installed capacity equivalent to 14% of the national total.

In 2002, Isagen registered net profits of Ps. 34,711 million ($14 million) as compared to Ps. 102,998 million ($45 million) in 2001. This decrease was primarily due to the devaluation of the peso in 2002. Isagen is the sole beneficiary of a trust which owns, and was responsible for the construction of, the Miel I hydroelectric power plant. This plant has a generating capacity of 396 megawatts and has been operational since the end of 2002.

The Government currently owns 76.9% of Isagen, but intends to sell all of its stake to the private sector. During the first half of 2000, the Government focused on the financial restructuring of the company in order to be able to offer it to potential buyers with a viable financial structure, in light of current market conditions. As part of this process, in April 2000, Isagen purchased the interests of the other shareholders of the Miel I project, becoming the sole owner of Miel I. In addition, in June 2000, one of Isagen’s most important liabilities, a $238 million loan from the IADB, was assumed by the Central Government.

Although privatizing Isagen is an integral part of the restructuring of the electricity sector, no deadline has yet been set for the sale of the Government’s remaining interest. Once the privatization of Isagen is completed, nearly 72% of Colombia’s total electricity generating capacity will be privately owned, as contrasted with only 1% in 1995.

Carbocol

Carbocol was created in 1993 when the Government split Carbones de Colombia Ltda. into two entities, Carbocol and Ecocarbon. Ecocarbon is responsible for the development and regulation of the Colombian coal industry. Carbocol is dedicated solely to the exploitation of the Cerrejón Zona Norte (“CZN”) mine, the world’s largest open-pit coal mine, located in the Guajira area in northeastern Colombia near the Caribbean coast. The CZN project, which began in 1985, has been jointly developed and mined with International Colombia Resources Corporation (“Intercor”), a subsidiary of Exxon Corporation. The CZN complex contains an integrated infrastructure for coal mining, transportation and shipping, including a 93-mile railroad connecting the mine with the Port of Bolivar, one of the three ports in Colombia capable of receiving 150,000 metric ton vessels.

On June 29, 1999, in anticipation of the privatization of Carbocol, the Government issued a decree splitting Carbocol into two new companies: Minercol and Cerrejón Zona Norte S.A. Cerrejón Zona Norte S.A. has responsibility for the exploitation and sale of the coal produced by the CZN mine and the association contract with Intercor. Minercol has assumed responsibility for Carbocol’s labor and pension obligations, collects government coal royalties and has various other administrative duties.

On October 3, 2000, the Government sold a 50% interest in the CZN coal mine to an international consortium. The total amount paid by the consortium was $465 million, $81 million of which corresponded to working capital adjustments paid in 2001.

Telecom

In response to the challenges associated with competition in the long distance market and after undergoing a major restructuring that lasted several years, the Government announced in June 2003 the liquidation of Empresa Nacional de Telecomunicaciones and the creation of Colombia Telecomunicaciones S.A. ESP, which will remain 100% state-owned and provide the same services as its predecessor. The new company will continue to be marketed under the name “Telecom.”

Telecom is Colombia’s national telecommunications company. Traditionally, Telecom has provided domestic and international long distance telephone services in Colombia. Telecom also provides basic telephone service to suburban and rural parts of Colombia. Basic telephone services within the major metropolitan areas are provided by separate municipal telephone companies.

Telecom has made significant investments in various projects such as the national network of wide band services using ATM (asynchronous transfer mode) technology. This network will offer integrated video, voice and data services through a wired or wireless network. Telecom has also invested in the construction of an underwater wire network for long distance services and in the extension of its basic wire and wireless telephone services.

Telecom registered a net loss of Ps. 126,851 million ($51 million) in 2002, as compared to a net loss of Ps. 32,454 million ($14 million) in 2001. Telecom’s financial results for the last several years were adversely affected by the loss of its monopoly status for both international and national calls in 1999, and strong price competition with the other two service providers. For example, from 1998 to 1999, prices for national calls decreased by 32% in nominal terms, while prices for international calls fell by 30.5%. Telecom’s share of the long distance national calling market decreased from 78% in 2000 to 63% in 2002, and its share of the international calling market decreased from 60% in 2000 to 43% in 2002.

Between 1993 and 1997, Telecom entered into 15 joint venture contracts with six international telecommunications companies for the installation of up to approximately 1.8 million lines for local telephone service. Approximately 1.5 million of these lines were installed, and of those, approximately 1.2 million have been placed in service. Under the terms of the contracts, Telecom is obligated to share a portion of its revenues from the installed lines with the joint venture partners and has guaranteed certain minimum revenues to the joint venture partners. Because the revenues from the installed lines have not met projected revenues, Telecom has been involved in arbitration and court proceedings with certain of the partners, and expects to be involved in additional proceedings with the remaining partners, with respect to the calculation of the amount of compensation due to them under the contracts. The joint venture partners have alleged that the total compensation due to them under the contracts will ultimately exceed $1.6 billion. Telecom, however, asserts that the compensation should not exceed $800 million. Absent negotiated settlements between the parties, final determination of the amounts owing under the contracts will be made by arbitration panels, subject to review by Colombian courts. Although Telecom does not presently have cash available in amounts within the range of potential liability, Telecom is pursuing alternatives for obtaining the necessary resources. The Republic has not guaranteed Telecom’s obligations under the contracts with the joint venture partners.

Corelca

Corporación de la Costa Atlántica (“Corelca”) is a public entity that provides electric power and related services to Colombia’s Atlantic coast. In addition to operating its own generation, transmission and distribution facilities (with a total capacity of 470 megawatts) in the Atlantic region, Corelca has long-term contracts for the purchase of electricity generated by two other thermal power plants. These plants, Termoeléctrica de Barranquilla S.A. (“TEBSA”) and Las Flores, have a combined generating capacity of 920 megawatts. Corelca also owns stock in related companies, such as TEBSA S.A. and URRA S.A., and is the main shareholder in nine energy distribution companies operating along the Atlantic coast.

In 1998, the Government restructured Corelca in an effort to solve the company’s financial problems. As part of the restructuring, the electricity transmission and distribution functions of Corelca were transferred to three newly created companies. The transmission business was transferred to Transelca, while the distribution business was divided between Electrificadora del Caribe S.A. (“Electrocaribe”) and Electrificadora de la Costa Atlántica (“Electrocosta”). In the second half of 1998, the Government added new capital to Transelca by selling 65% of its equity stake to ISA. Also in 1998, private companies purchased 65% interests in both Electrocaribe and Electrocosta. Corelca, which retains the generation business, remains state-owned.

On December 16, 1999, to facilitate the restructuring and the privatization of Corelca, the Government issued Decree 2515, which in addition to redefining the organizational structure and functions of Corelca and its subsidiaries, provided for a capital infusion from the Government in an amount equivalent to the external debt of Corelca.

In 2002, Corelca incurred a loss of Ps. 253,285 million ($101 million) as compared to a loss of Ps. 337,678 million ($147 million) in 2001.

Medellín Metro

The Medellín Metro is the light rail transportation system of the state-owned Empresa de Transporte Masivo del Valle de Aburrá (Aburrá Valley Mass Transit Corporation), an entity created in 1979 by the Department of Antioquia and the municipality of Medellín. The Government guarantees all of the project’s external debt, which totaled $619 million in December 2002. The construction contract for the project was signed in 1984 with a Spanish-German consortium, and construction began in 1985. The original cost of the project was estimated at $764 million, to be financed with external debt guaranteed by the Republic. By the end of 1997, the estimated total costs had increased to $2,139 million (which is the latest estimate), which occurred as a result of an increase in the scale of the project, an increase in tariffs on imported capital goods (primarily in 1986) and the appreciation of the Spanish peseta and German mark (the contract currencies of the project) against the U.S. dollar. These cost increases led to a restructuring in 1994 of the financing for the project. The first line of the Medellín Metro became operational in November 1995. In 2002, the Medellín Metro was responsible for the transportation of 97.1 million passengers.

In 2002, the Medellín Metro incurred a loss of Ps. 1,019,600 million ($407 million) as compared to a net loss of Ps. 195,125 ($85 million) in 2001.

State-Owned Financial Institutions

The Government owns a substantial majority of the capital stock of several financial institutions, although it intends to decrease its participation in the financial system over the medium term, providing assistance only to specific sectors of the Colombian economy. Some of the most important state-owned financial institutions are Instituto de Fomento Industrial (IFI), Financiera Eléctrica Nacional (FEN), Banco de Comercio Exterior de Colombia S.A. (“Bancoldex”) and Finagro. IFI’s principal activities include providing venture capital and loans on favorable terms to mid-sized and large businesses to support industrial development. FEN’s principal mission is to provide financing to the energy sector. FEN raises capital from international markets in order to make loans to companies in Colombia’s energy sector. Bancoldex’s principal activity is providing long- and short-term financing and specialized financial products to support Colombian exports and foreign trade-related activities. Finagro is the financial entity in charge of implementing the financial programs for the agricultural sector. The accounts of IFI, FEN, Bancoldex, Finagro and other financial institutions owned by the Government are not included in the consolidated public sector finance figures that appear in other sections of this document. The Government has announced that it intends to sell Bancafé in the coming months. See “Monetary System—Financial System.”

Principal State-Owned Financial Institutions

	Total Assets at December 31, 2002(1)	Total Liabilities at December 31, 2002(1)	Net Profits for 2002(2)	Total External Debt Guaranteed by the Republic at December 31, 2002
	(millions of U.S. dollars)
State-Owned Banks
Bancafé(3)	$1,998.3	$1,933.1	$2.3	$0
Banestado	147.2	76.3	24.8	0
Banco Agrario	1,584.2	1,459.6	36.8	0
Banco Granahorrar S.A.	1,347.5	1,222.0	15.3	0
Banco Aliadas	155.1	135.3	3.2	0

	5232.2	4826.3	82.4	0
Financial Corporations
IFI	604.0	525.4	5.0	59

	604.0	525.4	5.0	59
Commercial Financing Companies
Financiera FES S.A.	0.2	5.6	1.0	0

IFI Leasing	37.1	33.0	0.6	0

	37.3	38.6	1.6	0
Special State-Owned Institutions
Findeter	307.0	116.2	1.2	120
FEN	968.7	716.5	0.6	90
Finagro	732.9	640.8	4.2	0
Bancoldex	1,034.2	617.1	26.1	0
Fonade	178.7	145.4	4.4	0
FNA	563.0	240.9	35.6	0
Fogafin	2,875.4	2,015.9	169.6	63
Icetex	10.9	10.4	(0.9)	0
Fogacoop	56.9	35.7	3.9	0

	6,727.7	4,538.9	244.7	273

Total	$12,601.2	$9,929.2	$333.8	$332

Totals may differ due to rounding.

1:	Converted into dollars at the rate of Ps. 2,864.79/$1.00, the representative market rate on December 31, 2002.
2:	Converted into dollars at the rate of Ps. 2,507.96/$1.00, the average representative market rate for January-December 2002.
3:	Before November 1994, Bancafé was known as Banco Cafetero. In 1998, Bancafé merged with Concasa, a formerly state-owned savings and loan corporation.
Source:	Superintendency of Banks.

Privatizations and Concessions

The following table lists the entities privatized since 1997, including the year in which the privatization occurred and the proceeds from the privatization for each enterprise.

Privatization of State-Owned Enterprises

	Year	Proceeds (1)
		(millions of U.S. dollars)
IFI Enterprises
Agroindustry
Cerromatoso	1997	154
Electrical
EPSA	1997	498
Chivor	1997	638
EEB(2)	1997	2,178
Electrocaribe and Electrocosta(3)	1998	523
Transelca(3)(4)	1998	137
Mineral
Cerrejón Zona Central	1997	10
Cerrejón Zona Norte (Carbocol)	2000	384
Cerrejón Zona Norte (Carbocol)(5)	2001	81
Ecopetrol Enterprises
Gas Natural	1997	149

1:	The proceeds from privatizations for the years 1997, 1998 and 2001 have been translated into dollars at the average rates of Ps. 1,140.5, Ps. 1,426.57 and Ps. 2,291.2, respectively. Proceeds from the 2000 privatization were paid in dollars.
2:	Capitalization through the issuance of stock constituting 48.5% of the equity of Empresa de Energía de Bogotá.
3:	Capitalization.
5:	Capitalization by ISA.
6:	Corresponds to working capital adjustments paid in 2001 related to the privatization in 2000.
Sources:	Consejo Superior de Política Fiscal (Council of Fiscal Policy), Fondo de Garantías de Instituciones Financieras (FOGAFIN), Ecopetrol and IFI.

During the early 1990s, the Government focused its privatization efforts on the financial sector. Several banks subject to Government intervention in the early 1980s were returned to private ownership. In 1994 and 1995, the Government focused its efforts on developing the regulatory framework necessary to privatize the power generation and transmission and mining sectors. The privatizations under this framework began in 1996.

Transelca, Electrocosta and Electrocaribe (all companies in the electricity sector) were the only companies privatized in 1998. The low number of privatizations completed in 1998 was in part a result of the global financial crisis. While the Government’s privatization efforts in 1998 focused on restructuring Corelca, the Government has focused on the privatization of ISA, Isagen and Carbocol since 1999. The Government completed the privatization of Carbocol on October 3, 2000, but no definitive agreements have been reached for ISA and Isagen. However, the Government was able to successfully complete two public offerings of ISA’s shares in 2001 and 2002.

In order to foster private sector participation in public utility projects, the 1994 Ley de Servicios Públicos Domiciliarios (Residential Public Services Law) establishes the general framework for public utility services provided by both public and private sector companies. In addition to authorizing the privatization of public utility companies, the law permits the purchase of shares in those companies by consumers through installments. For example, consumers may pay for their share purchases through periodic payments in conjunction with utility bill payments.

Under the Constitution and Law 226 of 1995, all of the shares of any public entity being privatized must be offered to its employees and to instituciones solidarias (social solidarity institutions), such as pension funds, cooperatives, mutual funds and severance funds, before they can be offered publicly to investors.

For more information on the privatization of electric power companies, see “—Principal Sectors of the Economy—Energy.”

Ecopetrol has been an active participant in the Government’s privatization efforts, having sold in the mid-1990s ownership interests in several companies. Ecopetrol expects to sell in the future its controlling interests in two local thermal power plants, Termocoa and Termogualanday, although no definitive deadlines have been set for these sales due to the difficult situation of the thermal sector. Ecopetrol also plans eventually to divest its remaining interests in two holding companies for local gas distribution, Inverlosa S.A. and Surtigas.

The Government has also granted concession contracts to facilitate private participation in telecommunications and infrastructure projects. Infrastructure projects eligible for concession contracts include ports, railroads, airports and gas pipelines. In telecommunications, the Government has opened the market in cellular telephone services and “value-added” services, which include internet access, video services and electronic payment systems, and permits competition in domestic and international long distance, as well as local, telephone services.

In 1989, the Government began restructuring Colombia’s railway system, replacing the old state-owned railway company, Ferrocarriles Nacionales, with a new state-owned company, Ferrovías. Until 1998, the role of Ferrovías was limited to the maintenance, expansion, modernization and administration of the rail network, while the actual transportation of passengers and cargo was carried out by operators owned wholly or partially by private sector interests. In 1998, Ferrovías transferred network repair, maintenance and operational responsibilities for the Pacific rail line to the private sector through a 30-year concession agreement with Concesionario Red Férrea del Pacífico. In 1999, a similar arrangement was made for the Atlantic rail line with Ferrocarriles del Norte de Colombia.

As part of the Government’s national gas plan, Ecopetrol has awarded concession contracts and BOMT agreements for the construction and operation of four gas pipelines, and local distribution is already operated by the private sector. For further details on gas pipeline concessions, see “—Principal Sectors of the Economy—Energy” above.

Environment

Colombia, by virtue of its geographical location at the northwestern tip of South America, with mountainous regions, coasts on two oceans and the Amazon basin, has one of the most complex and diverse ecological and biological systems in the world. However, the pressures caused by growth and development have resulted in the exploitation of natural resources and the use of production methods directed at short-term productivity without considering the environmental consequences. The principal environmental problems in Colombia today consist of soil erosion in the Andes; water, soil and air pollution in the Andes and the Caribbean region; and deforestation and instability of the water supply throughout the country.

In 1993, the newly created Ministry of the Environment assumed responsibility for all environmental matters. The creation of a separate ministry has increased environmental regulations and centralized national environmental policymaking. The Uribe administration, in accordance with its four-year development plan, has designed a strategy for environmental sustainability that consists of five main elements: the conservation and sustainable use of environmental goods and services; comprehensive management of the water supply with respect to both quality and quantity; the generation of revenues by supporting environmental-friendly businesses and promoting environmental initiatives; the environmental sustainability of national production; and efficient administration and planning by environmental authorities.

Employment and Labor

According to Government statistics for the seven largest cities in Colombia, the country’s urban unemployment rate in the period between 1985 and 2000 was at its lowest level (7.6%) in the third quarter of 1994 and its highest level (20.6%) in the third quarter of 2000.

The sharp increase in unemployment in 1999 and 2000 was directly related to the economic recession experienced during 1999. The overall participation rate (economically active population/total working age population), an indicator of labor supply, increased from 62.2% in 1998 to 63.1% in 1999 and 64.8% in 2000. This increase in the labor supply also contributed to the higher increase in the unemployment rate during 1999 and 2000. As the economy began to recover, the employment statistics reacted accordingly. Despite the continued increase in unemployment during the first three quarters of 2000 (first quarter: 20.4%, second quarter: 20.5%, third quarter: 20.6%), the unemployment rate fell to 19.8% in the last quarter of 2000.

The following table shows the size of the labor force, the number of persons employed and the participation and unemployment rates for Colombia’s seven largest cities between 1998 and 2000.

Employment Status in the Seven Largest Cities(1)

	1998	1999	2000
Labor Force (in thousands)	6,805	7,002	7,412
Employed (in thousands)(2)	5,739	5,645	5,890
Participation Rate (%)(3)	62.2	63.1	64.8
Unemployment Rate (%)(4)	15.2	19.4	20.2
Underemployment Rate (%)(5)	19.6	21.6	N/A	(6)

1:	Statistics for the cities and metropolitan areas of Bogotá, Medellín, Cali, Barranquilla, Bucaramanga, Manizales and Pasto. Due to a change in the survey method, statistics for this table are no longer available after 2000 (see discussion below).
2:	To be considered employed, a person above the minimum age requirement must have worked at least one hour with remuneration or 15 hours without remuneration during the preceding week.
3:	Participation rate is defined as the labor force divided by working age population. Working age is 12 years and above.
4:	Unemployment rate is defined as the unemployed population divided by the labor force. Refers to the average rates for each year.
5:	Underemployment rate is defined as the underemployed population divided by the labor force. Underemployed workers are employed workers who can perform and want additional employment, either because they work fewer than 12 hours and desire to work more or because they consider their income insufficient or they are employed in a position unrelated to their profession or training and are therefore underproductive. Refers to the percent of the labor force registered as underemployed in the seven largest cities in Colombia in September of each year.
6:	Due to a change in the methodology to measure labor variables, the figures for underemployment are not available for 2000.

Source: DANE.

Beginning in March 2001, Colombia’s unemployment surveys have been presented on a monthly basis, and are based on an increased sample of thirteen cities. The following are preliminary results for 2001, 2002 and the first half of 2003:

Employment Status in the Thirteen Largest Cities(1)

	2001
	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	8,926	8,944	8,738	8,654	8,668	8,838	8,809	8,829	8,934	9,032	9,027	9,214
Employed (in thousands)(2)	7,051	7,156	7,060	7,114	7,103	7,194	7,239	7,231	7,346	7,510	7,513	7,704
Participation Rate (%)(3)	65.2	65.2	63.6	62.8	62.8	63.9	63.6	63.6	64.2	64.8	64.6	65.9
Unemployment Rate (%)(4)	21.0	20.0	19.2	17.8	18.1	18.6	17.8	18.1	17.8	16.8	16.8	16.4
Underemployment Rate (%)(5)	29.9	28.0	29.5	30.2	27.9	28.3	30.3	29.5	29.8	33.1	31.5	30.9

	2002
	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	9,008	8,927	8,890	9,103	9,020	9,035	9,180	9.142	9,070	9,166	9,340	9,414
Employed (in thousands)(2)	7,174	7,249	7,316	7,440	7,441	7,411	7,504	7,483	7,506	7,687	7,892	7,935
Participation Rate (%)(3)	64.2	63.5	63.2	64.5	63.8	63.8	64.7	64.3	63.7	64.2	65.2	65.6
Unemployment Rate (%)(4)	20.4	18.8	17.7	18.3	17.5	18.0	18.3	18.1	17.2	16.1	15.5	15.7
Underemployment Rate (%)(5)	30.9	30.6	31.2	31.5	32.6	32.9	33.4	34.8	34.6	33.5	34.0	32.1

	2003
	Jan	Feb	Mar	Apr	May	June
Labor Force (in thousands)	9,172	9,214	9,171	9,144	9,332	9,292
Employed (in thousands)(1)	7,504	7,592	7,538	7,508	7,772	7,722
Participation Rate (%)(2)	63.8	63.9	63.5	63.2	64.3	63.9
Unemployment Rate (%)(3)	18.2	17.6	17.8	17.9	16.7	16.9
Underemployment Rate (%)(4)	30.8	30.6	30.1	31.1	32.8	32.6

1:	Statistics for the cities and metropolitan areas of Bogotá, Medellín, Cali, Barranquilla, Bucaramanga, Manizales, Pasto, Pereira, Cúcuta, Ibagué, Montería, Cartagena and Villavicencio. Average rates for each month.
2:	To be considered employed, a person above the minimum age requirement must have worked at least one hour with remuneration or 15 hours without remuneration during the preceding week
3:	Participation rate is defined as the labor force divided by working age population. Working age is 12 years and above.
4:	Unemployment rate is defined as the unemployed population divided by the labor force.
5:	Underemployment rate is defined as the underemployed population divided by the labor force. Underemployed workers are employed workers who can perform and want additional employment, either because they work fewer than 12 hours and desire to work more or because they consider their income insufficient or they are employed in a position unrelated to their profession or training and are therefore underproductive.

Source: DANE.

The following table shows national employment statistics for 2001, 2002 and the first half of 2003.

National Employment Status

	2001
	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	19,800	19,622	19,430	18,628	18,492	18,926	19,043	19,376	19,617	19,704	20,228	20,080
Employed (in thousands)(1)	16,440	16,229	16,364	15,910	15,839	16,070	16,144	16,534	16,821	16,873	17,488	17,363
Participation Rate (%)(2)	63.7	63.1	62.3	59.6	59.1	60.4	60.7	61.6	62.3	62.4	64.0	63.4
Unemployment Rate (%)(3)	17.0	17.3	15.8	14.6	14.4	15.1	15.2	14.7	14.3	14.4	13.5	13.5
Underemployment Rate (%)(4)	31.7	31.6	31.2	25.2	25.5	24.3	34.1	33.5	34.9	36.5	37.8	31.3

	2002
	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	19,950	19,571	19,594	19,760	19,279	19,445	19,699	19,496	19,380	20,186	20,100	19,995
Employed (in thousands)(1)	16,374	16,367	16,654	16,581	16,333	16,334	16,629	16,373	16,600	17,211	17,108	16,878
Participation Rate (%)(2)	62.9	61.5	61.5	61.9	60.3	60.7	61.4	60.7	60.2	62.6	62.2	61.8
Unemployment Rate (%)(3)	17.9	16.4	15.0	16.1	15.3	16.0	15.6	16.0	14.3	14.7	14.9	15.6
Underemployment Rate (%)(4)	34.1	34.0	32.8	31.5	35.1	35.5	36.4	35.5	35.1	35.7	34.5	30.2

	2003
	Jan	Feb	Mar	Apr	May	June
Labor Force (in thousands)	19,994	20,068	19,994	20,093	20,389	19,932
Employed (in thousands)(1)	16,769	16,753	17,394	17,113	17,747	17,096
Participation Rate (%)(2)	61.7	61.8	61.4	61.6	62.4	60.9
Unemployment Rate (%)(3)	16.1	16.5	13.0	14.8	13.0	14.2
Underemployment Rate (%)(4)	29.3	28.6	28.3	31.7	33.2	33.2

1:	To be considered employed, a person above the minimum age requirement must have worked at least one hour with remuneration or 15 hours without remuneration during the preceding week.
2:	Participation rate is defined as the labor force divided by working age population. Working age is 12 years and above.
3:	Unemployment rate is defined as the unemployed population divided by the labor force. Refers to the average rates for each year.
4:	Underemployment rate is defined as the underemployed population divided by the labor force. Underemployed workers are employed workers who can perform and want additional employment, either because they work fewer than 12 hours and desire to work more or because they consider their income insufficient or they are employed in a position unrelated to their profession or training and are therefore underproductive. Refers to the percent of the labor force registered as underemployed in the seven largest cities in Colombia in September of each year.

The average unemployment rate for December 2002 in the thirteen largest urban areas was 15.7%, as compared to 16.4% for the same month in 2001. However, the national unemployment rate was 15.6% at December 31, 2002, increasing from 13.5% at December 31, 2001. Growth in employment in the thirteen major cities accelerated in September 2002, reversing the trend observed in the first half of 2002, although national unemployment started to increase after September 2002. The unemployment rate in the thirteen major cities for the first six months of 2003 ranged from a low of 16.7% in May to a high of 18.2% in January. The national unemployment rate for the first six months of 2003 ranged from a low of 13.0% in March and May to a high of 16.5% in February.

In December 1990, the Government enacted legislation to permit greater flexibility in labor contracts by eliminating ambiguities over non-wage benefits and eliminating restrictions regarding severance and furlough of workers. The same law also modified the unemployment benefits system to allow workers to elect private sector management of their severance funds. The Colombian Labor Code now requires employers, on an annual basis, to transfer severance payments equal to one month of salary plus 12% interest to the severance administration fund chosen by each employee. Employees only have access to these severance funds upon termination of their employment or, prior to termination, under special circumstances including the purchase or improvement of a residence and the payment of qualifying tuition payments. Severance funds become available regardless of whether an employee is terminated involuntarily or resigns and are not conditioned on unemployment. Colombia does not have an unemployment fund.

Under legislation enacted in 1993 to partially privatize the pension system, employees may elect that their pension contributions (both employee and employer derived) be deposited with private pension administrators. If no such election is made, the funds will continue be managed by the Instituto de Seguros Sociales (Social Security Institute, or “ISS”). The Government guarantees both privately managed pensions and the ISS fund. The partial privatization of the pension system was intended to increase the efficiency of pension management, while injecting a new source of funds into local capital markets. The privately administered pension funds have more investment flexibility, having investment options including government obligations, certificates of deposit, bonds, commercial paper and, up to certain limits, equity securities. The 1993 law also allowed private companies to offer health and worker’s compensation insurance.

In December 2002, Congress approved a labor reform to permit greater flexibility in labor contracts by introducing changes to the hiring process and modifying the laws regarding work hours and overtime pay. The Government anticipates that the labor reform will result in a reduction in labor costs, thereby stimulating production and generating more than 400,000 new jobs over the next four years. Congress also approved a pension reform that raises the retirement age and increases the number of weeks of employment required to retire. Starting in 2014, the retirement age will be raised from 60 to 62 for men and from 55 to 57 for women. Beginning in 2005, the minimum number of weekly pension payments required for retirement will gradually increase from 1,000 to 1,300 by 2015.

Wages for workers in the public sector are customarily established at the beginning of each calendar year. Private sector wages are subject to the minimum wage set annually by the Government at the beginning of each calendar year. The following table shows the monthly minimum wage rates set by the Government and the real wage index for each of the years indicated.

Monthly Minimum Wage and Real Wage Index

Year	Monthly Minimum Wage	Percentage change	Real Wage Index
	(in nominal pesos)		(1990=100)
1998	203,826	18.5%	104.4
1999	236,460	16.0	110.8
2000	260,106	10.0	112.1
2001	286,000	10.0	114.5
2002	309,000	8.0	115.6

Sources: Ministry of Labor and Social Security and DANE.

Poverty

There is a great disparity in poverty levels among the various departments of Colombia. For example, according to DNP calculations, approximately 66.7% of the population of the Atlántico department lived below the poverty line in 1999, as compared to 49.6% of the population of Bogotá. Due to the economic downturn in 1999, the percentage of the population living below the poverty line nationwide increased from 52.8% in 1996 to 59.8% in 2000. The following table shows the percentage of the population with incomes below the poverty line for the years indicated.

Poverty in Colombia(1)

(percentage of population below poverty line)

1988	59.2%
1991	53.8
1993	51.7
1996	52.8
1997	50.3
1998	51.5
1999	56.3
2000	59.8

1:	The poverty line is defined as the minimum level of income necessary to acquire an adequate amount of food. Households whose annual income falls below that level are considered to be living in poverty.
Source:	DNP-UDS-DIOGS, based on DANE’s EH (household survey). 2000 is the year for which the latest figure is available.

Although Colombia does not have a welfare system, the Government modified the pension system in 1993 to serve social welfare needs, as discussed above. For further discussion of the pension system, see “Public Sector Finances” below. Also in 1993, legislation created a decentralized health care system which should, in the long term, provide subsidized care to the entire population.

FOREIGN TRADE AND BALANCE OF PAYMENTS

General

According to statistics compiled by Banco de la República, total trade in goods, both exports and imports, decreased at annual rates of 5.0% and 12.6% in 1998 and 1999, respectively. In 2000 and 2001, total trade in goods, both exports and imports, resumed a positive growth trend, increasing by an estimated 10.7% in 2000 and 1.3% in 2001. However, total trade in goods, both exports and imports, decreased at an annual rate of 2.5% in 2002. Net foreign direct investment decreased by 50.1% in 2002, after increasing by 43.0% in 2000 and by 31.1% in 2001. Banco de la República’s net international reserves increased by 6.4% in 2002, as compared to an increase of 13.2% in 2001 and an increase of 11.1% in 2000.

Balance of Payments

In 1998, Colombia recorded a current account deficit of $4,843 million, primarily due to increased private sector imports resulting from the Government’s trade liberalization policies. In 1998, the capital account surplus declined to $3,314 million, primarily because the international financial crisis decreased capital inflows to emerging economies, and Colombia registered a $1,390 million reduction in the gross international reserves maintained by Banco de la República. In 1999 and 2000, the country registered trade surpluses of $1,775 million and $2,531 million, respectively, and current account surpluses of $689 million and $641 million, respectively. These results were caused by a sharp decline in demand for imports due to lower domestic demand generally attributable to the economic recession and the depreciation of the Colombian peso, which made imported goods more expensive relative to equivalent domestic products. In 2001, the country registered a current account deficit of $1,215 million, mainly due to a decrease in the trade surplus to $520 million, which was caused by an increase in the price of imported goods, by a decrease in the price of certain exported goods, mainly oil and coffee, and by a decrease in the volume of oil exports. In 2002, the country registered a current account deficit of $1,579 million (representing approximately 1.9% of GDP), mainly due to a decrease in the trade surplus to $227 million, which was primarily caused by a decrease in the value of nontraditional exports and a decrease in the volume of coal exports. In 2002, the capital account surplus totaled $1,172 million, as compared to a capital account surplus of $2,405 million in 2001, and capital account deficits of $79 million and $611 million in 2000 and 1999, respectively. The decline in the capital account surplus in 2002 was caused primarily by a decrease in net loans from a deficit of $2 million in 2001 to a deficit of $1,317 million in 2002. The stability of the balance of payments during 2000-2002 made it unnecessary for Colombia to receive any disbursements under its $2.7 billion Extended Fund Facility with the IMF, which was entered into in December 1999 to support the Government’s economic adjustment plan. After the expiration of the Extended Fund Facility in December 2002, Colombia and the IMF entered into a two-year $2.2 billion Stand-By Arrangement in January 2003 to continue to ensure balance of payments stability. See “Public Sector Finances—IMF Program for 2003-2004.”

In recent years, Colombia has registered deficits in the income category of the current account, because inflows from its foreign assets are not sufficient to offset the interest payable on its foreign liabilities. Each of the last five years ended with a deficit: $1,683 million in 1998, $1,337 million in 1999, $2,286 million in 2000, $2,607 million in 2001 and $2,729 million in 2002. Net transfers, however, registered inflows of $750 million in 1998, $1,455 million in 1999, $1,669 million in 2000, $2,292 million in 2001 and $2,377 million in 2002. This economic indicator reflects inflows and outflows mainly related to emergency financial aid provided by other governments, non-government organizations and international organizations. Colombia has also continued to experience deficits in the services category in recent years because of decreased participation by Colombian shipping companies in the international freight market, falling international transport fares, reduced income from tourism and increased costs related to debt issuances in the international capital markets.

The capital account of Colombia’s balance of payments includes direct investment flows, portfolio investment flows and net changes in external indebtedness. Liberalized foreign investment regulations and aggressive privatization programs contributed to a significant increase in net foreign direct investment (i.e., foreign direct investment in Colombia less direct investment by Colombians abroad), as measured for balance of payments purposes, which reached $2,033 million in 1998. Net foreign direct investment fell to $1,336 million in 1999, as a consequence of the economic downturn and a decline in privatization revenues. A strong recovery was experienced in 2000 and 2001, when net foreign direct investment reached $1,911 million and $2,505 million, respectively. Foreign direct investment decreased to $1,251 million in 2002, due to a reduction in foreign capital inflows to the industrial, financial and communications sectors. However, this decrease was partially offset by an increase in net portfolio investment. Traditionally, petroleum has been the dominant sector for foreign direct investment. Since 1994, however, the financial services, manufacturing and transportation and communications sectors have experienced increasing levels of foreign investment.

From December 31, 1997 to December 31, 1998, net international reserves decreased by $1,166 million. In order to slow the depletion of the international reserves and ease speculative pressures on the peso, the board of Banco de la República shifted the exchange rate band upward in September 1998. The peso subsequently depreciated against the U.S. dollar. This strategy effectively halted the decline in international reserves and increased the competitiveness of Colombian exports. In June 1999, Banco de la República once again shifted the exchange rate upward, widened the band’s range and reduced the band’s slope. Finally, on September 25, 1999, the entire exchange rate band structure was abandoned and Colombia adopted a floating exchange rate system. For a more detailed discussion of these policies, see “Monetary System—Foreign Exchange Rates and International Reserves.”

The table below sets forth data on Colombia’s balance of payments as compiled in accordance with the methodology currently employed by Banco de la República.

Balance of Payments(1)

	1998	1999	2000(2)	2001(2)	2002(2)
	(millions of U.S. dollars)
Current Account
Exports (FOB)
Oil and its Derivatives	$2,329	$3,757	$4,570	$3,285	$3,275
Coffee	1,893	1,324	1,069	764	772
Coal	936	848	861	1,179	990
Nickel	120	154	211	235	272
Gold and emeralds(3)	233	202	188	157	195
Nontraditional(4)	5,420	5,279	6,200	6,613	6,291

	10,931	11,564	13,099	12,233	11,795
Imports (FOB)
Consumer Goods	2,621	1,858	1,991	2,296	2,465
Intermediate Goods	5,710	4,565	5,425	5,290	5,331
Capital Goods	5,285	3,477	3,239	4,240	3,857

	13,616	9,899	10,655	11,826	11,653

Special Trade Operations (Net)(5)	236	111	87	113	85
Trade Balance	(2,449)	1,775	2,531	520	227
Services (Net)(6)
Inflow	1,955	1,940	2,044	2,180	1,848
Outflow	3,416	3,144	3,317	3,599	3,302

	(1,461)	(1,204)	(1,273)	(1,419)	(1,453)
Income (Net)(7)
Inflow	957	934	1,049	905	688
Outflow	2,640	2,271	3,335	3,513	3,417

	(1,683)	(1,337)	(2,286)	(2,607)	(2,729)
Transfers (Net)	750	1,455	1,669	2,292	2,377
Total Current (Net)	(4,843)	689	641	(1,215)	(1,579)
Capital Account
Foreign Direct Investment (Net)(8)	2,033	1,336	1,911	2,505	1,251
Portfolio Investment (Net)(9)	1,163	(524)	175	(119)	1,016
Total Foreign Investment	3,196	812	2,086	2,386	2,267
Loans (Net)(10)	82	(1,075)	(1,354)	(2)	(1,317)
Commercial Credits	(33)	(318)	(460)	110	438
Leasing(10)	632	240	(93)	(217)	(251)
Other(10)	(549)	(249)	(220)	163	65
Special Capital Flows(11)	0	0	0	0	0
Other Long Term Financing	(15)	(23)	(40)	(35)	(30)
Total Capital (Net)	3,314	(611)	(79)	2,405	1,172
Errors and Omissions	139	(393)	308	27	545

Change in Gross International Reserves	$(1,390)	$(315)	$870	$1,217	$138

Totals	may differ due to rounding.
1:	Figures for all years have been recalculated according to the recommendations contained in the fifth edition of the IMF’s Balance of Payments Manual.
2:	Preliminary.
3:	Gold exports made by private agents (including an estimate of contraband gold transactions).
4:	Nontraditional exports consist of products other than oil and its derivatives, coffee, coal, nickel, gold and emeralds.
5:	Principally goods acquired by ships in ports and foreign trade in free trade zones.
6:	Includes non-financial services, such as transportation, travel, telecommunications, postal, construction, insurance, information, personal and government services as well as commissions paid by the public and private sector on financial services relating to managing external debt.
7:	Includes financial services and inflows and outflows related to payments for and costs of labor and capital. Financial service outflows include interest payments on private and public external debt and securities, dividend remittances abroad, salaries received by Colombian citizens abroad and interest earnings on assets held by Colombian residents abroad.
8:	Foreign direct investment in Colombia less Colombian direct investment abroad (outflows). Includes long-term and short-term foreign direct investment.
9:	Portfolio investment in Colombia less Colombian portfolio investment abroad (outflows). Includes long-term and short-term portfolio investment flows.
10:	Includes long-term and short-term flows.
11:	As calculated with the new balance of payments methodology, these amounts are not substantial enough to be material. Excludes portfolio investment flows.

Source: Banco de la República — Economic Studies.

Foreign Trade

Colombia’s trade has historically been, and continues to be, dominated by the export of raw materials and the import of intermediate and capital goods. Most consumer goods have traditionally been produced locally. Producers of these consumer goods had, until recent years, enjoyed the protection of high import tariffs and other trade barriers. Since the early 1990s, Colombia has reduced trade barriers, opening the economy to foreign competition. Imports (FOB) of consumer goods (as measured for balance of payments purposes) decreased by 4.1% in 1998 and 29.1% in 1999 due to the economic slowdown in Colombia. However, imports of consumer goods increased by 7.2%, 15.3% and 7.4% in 2000, 2001 and 2002, respectively, due to the recovery of internal demand.

During the 1989-1994 period, average nominal tariff rates declined from 43.7% to 11.6% and average effective rates declined from 90.9% to 21.0%. Tariff rates remained relatively stable from 1994 until 2002, except during a three-month period in 1997 when rates were temporarily increased by Presidential decree in an effort to raise tax revenues to remedy the growing fiscal deficit. Tariffs are now regarded as a commercial policy instrument, rather than a revenue source. In addition, changes to tariff rates have become less common due to Colombia’s participation in the Andean Community of Nations’ common external tariff agreement, which implemented common external tariffs in February 1995.

Despite the free-trade policies adopted in recent years, the Government continues to protect some local producers. For example, in December 1998, as part of the tax reforms enacted under Law 488, the Finance Ministry applied the value-added tax to essential imported goods, although the value-added tax does not apply where the supply of domestic essential goods is insufficient to meet national demand. In July 1999, the Government declared its intention to promote the purchase of goods and services produced in Colombia by public sector entities.

Decree 2685 of 1999, which went into effect on July 1, 2000, consolidated into law several prior customs laws, decrees and resolutions. This customs system, which is part of the Plan Vallejo (discussed further below), is designed to foster investment in the export sector and includes the following features:

•	Large exporters—those which exported over $2 million during the past 12 months and for which exports represented at least 60% of their operating income—may utilize simplified procedures for the import of raw materials and capital goods to be used in the production of exportable goods.

•	Special export programs grant customs and VAT exemptions for imports of raw materials to produce inputs to be used by other Colombian companies in the manufacture of goods to be exported.

•	New procedures will permit the storage of foreign merchandise, free of import tariffs for a six-month period, so long as the merchandise is distributed abroad.

Exports

Commodities, particularly coffee, petroleum and coal, traditionally have been Colombia’s most important exports. In 1985, coffee accounted for 45.2% of exports, while oil and its derivatives accounted for 11.7% of total exports. By 1990, petroleum products had overtaken coffee as the country’s leading export, and in 2002 coffee accounted for an estimated 6.5% of total exports, while oil and its derivatives accounted for 27.8% of total exports. The development of the Cusiana and Cupiagua oil fields has increased the relative importance of petroleum products as a percentage of total exports. A decline in the value of coffee exports began in 1987 and accelerated with the price drop that followed the collapse in 1989 of the International Coffee Agreement, an arrangement among coffee producing and consuming countries to stabilize coffee prices. Beginning in 1993, coffee exports recovered somewhat due to the effort led by Colombia to limit the world supply of coffee through an agreement with the World Association of Coffee Producing Countries, but coffee exports subsequently declined and are expected to remain a smaller portion of total exports than oil and its derivatives. Coffee exports declined from $1,893 million in 1998 to $772 million in 2002, primarily due to lower coffee prices. Nontraditional exports, which include products such as shrimp, bananas, flowers and manufactured goods, have increased in recent years. Nontraditional exports have increased from $5,420 million in 1998 to $6,291 million in 2002, and accounted for an estimated 53.3% of exports in 2002. Industrial exports have grown from $4,007 million in 1998 to an estimated $4,833 million in 2002. Exports of textiles and apparel have increased from

$915 million in 1998 to an estimated $984 million in 2002, and exports of chemicals have grown from $1,085 million in 1998 to an estimated $1,337 million in 2002.

In September 2002, in order to comply with World Trade Organization standards, the Government dismantled a tax rebate program that assisted exporters in paying income taxes, sales taxes or import duties. The Government currently assists exporters through the Plan Vallejo, under which producers of goods intended for overseas markets may obtain partial or total exemptions from customs duties and taxes on imported raw materials, capital goods, intermediate goods and spare parts as long as they are incorporated into the goods or services to be exported. In December 2002, the Government agreed with the World Trade Organization to continue the Plan Vallejo through December 31, 2006. In 1999, the Government also established a line of credit of up to Ps. 500 billion through Bancoldex for the purpose of assisting Colombian exporters in restructuring their debt obligations to Bancoldex. Since 1999, the Government has taken additional steps to promote exports, including:

•	The formation of regional foreign trade advisory committees, which coordinate the knowledge and expertise of both the private sector and the Government. They achieve this purpose by exchanging initiatives and information, drafting proposals for overall programs and strategies, and implementing trade-related actions. These committees promote industry in areas conducive to exports, such as municipalities with shipping ports.

•	The formation of free trade zones — special enclaves which offer exchange, tax, customs and trade incentives to increase and diversify the production of goods and services for overseas markets. Industrial free trade zones may be used for goods and services, tourism promotion and science parks.

•	The creation of EXPOPYME — a program that supports small- and mid-size companies and provides business advice for entrepreneurs seeking export opportunities.

The following table shows the trends in the composition of Colombia’s exports over the years indicated, based on the export figures maintained by Banco de la República for balance of payments purposes.

Trends in the Composition of Exports

1985-2002

	1985		1990		1995(1)		2000(1)		2002(1)(2)
			(millions of U.S. dollars and percentage of total exports)
Exports (FOB):
Oil and its Derivatives	$451.3	11.7%	$1,951.0	27.5%	$2,185.0	21.5%	$4,569.5	34.9%	$3,275.0	27.8%
Coffee	1,745.5	45.2	1,414.7	19.9	1,831.8	18.0	1,068.7	8.2	772.2	6.5
Coal	126.3	3.3	544.8	7.7	595.8	5.9	861.2	6.6	990.2	8.4
Nickel and Gold	420.0	10.9	520.7	7.3	353.0	3.5	302.1	2.3	375.5	3.2
Nontraditional Exports(3)	1,118.7	29.0	2,664.2	37.6	5,189.6	51.1	6,297.3	48.1	6,381.9	54.1

Total Exports	$3,861.8	100.0%	$7,095.4	100.0%	$10,155.2	100.0%	$13,098.8	100.0%	$11,794.8	100.0%

Totals may differ due to rounding.

1:	Figures for 1995, 2000 and 2002 are based on the recommendations contained in the fifth edition of the IMF’s Balance of Payments Manual.
2:	Preliminary.
3:	For purposes of this table only, nontraditional exports also include emeralds.

Source: Banco de la República — Economic Studies.

Exports of goods (according to balance of payments figures) decreased by 3.6% in 2002, primarily due to a 4.9% decrease in exports of nontraditional products, from $6,613 million in 2001 to $6,291 million in 2002. Among nontraditional exports, the largest declines were registered by textiles and apparel (exports of which declined by 13.5%), machinery and equipment (exports of which declined by 11.7%) and other industries (exports of which declined by 22.3%). Exports of goods (according to balance of payments statistics) in 2002 totaled approximately $11,795 million, including oil and its derivatives (27.8% of total exports), coffee (6.5% of total exports), coal (8.4% of total exports), nickel (2.3% of total exports), gold and emeralds (1.7% of total exports) and nontraditional exports (53.3% of total exports).

According to preliminary figures, exports totaled $6,178 million during the first half of 2003, representing a 5.3% increase as compared to the same period in 2002, primarily due to a 14.1% increase in traditional exports.

The following tables show the composition of Colombia’s exports and the volume and price of Colombia’s leading exports for the years indicated.

Exports (FOB) by Group of Products

	1998	1999	2000(1)	2001(1)	2002(1)	% of Total 2002(1)
	(millions of U.S. dollars)
Mining
Oil and its Derivatives	$2,328.9	$3,757.0	$4,569.5	$3,285.1	$3,275.0	27.8%
Coal	935.7	847.9	861.2	1,178.8	990.2	8.4
Emeralds	83.0	112.7	96.8	89.2	91.7	0.8
Nickel	119.6	154.1	211.4	235.2	272.5	2.3
Gold(2)	150.1	89.1	90.7	67.9	103.0	0.9
Platinum	2.9	11.2	6.8	13.4	12.9	0.1
Others(3)	59.1	119.0	234.5	36.3	62.1	0.5

	3,679.3	5,090.9	6,070.9	4,905.8	4,807.4	40.8
Agriculture, Livestock, Forestry and Fishing, except Coffee	1,351.0	1,379.4	1,350.2	1,365.7	1,382.8	11.7
Coffee	1,893.1	1,323.7	1,068.7	764.2	772.2	6.5
Industry
Food, Beverages and Tobacco	759.3	618.3	675.0	725.9	730.1	6.2
Textiles and Apparel(4)	914.5	868.8	1,066.6	1,138.1	984.4	8.3
Wood and its Derivatives	23.1	34.3	47.6	61.0	58.4	0.5
Paper and its By-Products	273.1	259.2	316.7	397.4	369.7	3.1
Chemicals	1,085.2	1,174.5	1,335.3	1,373.2	1,337.2	11.3
Nonmetallic Minerals	183.5	199.5	218.2	245.8	280.7	2.4
Iron and Steel Industries	225.0	245.5	315.3	357.7	333.7	2.8
Machinery and Equipment	279.8	237.2	303.7	387.8	342.3	2.9
Other Industries(5)	263.7	132.1	330.5	510.3	396.3	3.4

	4,007.0	3,769.4	4,608.9	5,197.2	4,832.7	41.0

Total Exports	$10,930.4	$11,563.4	$13,098.7	$12,232.9	$11,795.1	100.0%

Totals may differ due to rounding.

1:	Preliminary.
2:	Includes domestic purchases of gold by Banco de la República. The gold figures in this table represent the amount of gold transactions officially registered with Banco de la República. The amount registered does not reflect contraband transactions and may not reflect the amount actually traded. In contrast, the figures in the “Balance of Payments” and “Trends in Composition of Exports” tables reflect the amount actually traded, and therefore differ from the figures presented in this table.
3:	Includes salt, clay and sand mining and manufacture of fertilizers, chemicals and other products.
4:	Includes leather, leather products and plastic.
5:	Includes jewelry, musical instruments, sporting goods and other products.
Source:	DANE for all categories except gold, which was provided by Banco de la República.

Volume and Price of Leading Exports

	1998	1999	2000(1)	2001(1)	2002(1)
Crude Oil Export Volume (thousands of barrels/day)	455.7	515.7	366.7	301.3	297.2
Crude Oil Price ($/barrel)	12.7	17.7	28.8	23.8	24.2
Coffee Export Volume (millions of 60 kg. bags)	11.2	10.0	9.2	10.1	10.3
Coffee Price ($/pound, ex-dock)	1.46	1.19	1.02	0.72	0.68

1:	Preliminary.
Source:	Banco de la República.

In 2002, the total volume of crude oil exported decreased by 1.4%. The average price of crude oil exported by Colombia increased by 1.7%, from $23.8 in 2001 to $24.2 in 2002. The weighted average price of coffee exported by Colombian producers fell to $0.68 per pound in 2002, a 5.6% decrease from the average price of $0.72 per pound in 2001. The volume of coffee exports increased by 2.0% in 2002 as compared with the volume exported in 2001.

Imports

In 1998, imports (CIF) totaled $14,634 million, down 4.8% from 1997. Much of this decrease was attributable to the slowdown of the Colombian economy. In 1999, imports decreased by 27.2%, due to the recession in Colombia. Imports recovered in 2000 and 2001, growing by 8.3% and 11.2%, respectively, but decreased by 1.0% in 2002. In 2002, imports of consumer goods increased by 6.5%, imports of raw materials and intermediate goods increased by 0.3% and imports of capital goods decreased by 7.7%. In 2002, consumer goods comprised 21.3% of total imports, raw materials and intermediate goods accounted for 45.9% of total imports and capital goods comprised 32.5% of total imports.

According to preliminary figures, imports totaled $6,638 million during the first six months of 2003, representing a 9.6% increase as compared to the same period in 2002, primarily due to an increase in imports of capital goods, particularly a 29.8% increase in imports of transportation equipment and a 12.7% increase in imports of industrial machinery.

The following table shows the composition of Colombia’s major imports for the last five years.

Imports (CIF)

	1998	1999	2000(1)	2001(1)	2002(1)	% of Total 2002(1)
	(millions of U.S. dollars)
Consumer Goods
Non-Durable	$1,693.1	$1,423.3	$1,429.7	$1,577.6	$1,519.9	12.0%
Durable
Autos	592.3	205.7	289.9	395.9	576.4	4.5
Arms and Military Equipment	79.4	35.9	24.2	38.7	60.1	0.5
Others	466.0	349.0	446.4	527.3	549.0	4.3

	1,137.7	590.6	760.5	961.9	1,185.5	9.3

	2,830.8	2,013.9	2,190.2	2,539.5	2,705.4	21.3
Raw Materials and Intermediate Goods
Fuels(2)	298.1	250.1	231.2	181.1	185.7	1.5
Electric	6.5	2.9	5.5	8.1	3.4	0.0
Agricultural	483.0	441.7	500.8	500.4	491.5	3.9
Industrial, Chemical and Pharmaceutical Products	2,204.7	1,893.2	2,275.0	2,256.2	2,255.6	17.8
Mineral Products	1,453.7	972.3	1,232.3	1,209.1	1,144.1	9.0
Non-Food Agricultural Products	932.7	785.4	989.7	957.1	937.2	7.4
Food Products	845.6	635.3	677.6	705.3	815.9	6.4

	5,436.7	4,286.2	5,174.6	5,127.7	5,152.8	40.6

	6,224.3	4,980.9	5,912.1	5,817.3	5,833.4	45.9
Capital Goods
Construction Materials	346.5	154.9	172.5	189.6	182.8	1.4
Agricultural	48.2	25.2	24.0	40.4	45.8	0.4
Transportation	1,433.3	1,139.3	994.3	1,610.4	1,516.1	11.9
Industrial
Industrial Machinery	1,283.2	914.8	852.5	1,047.8	773.7	6.1
Office and Technical Machinery	827.9	569.3	580.7	637.1	657.9	5.2
Others	1,634.2	855.2	804.3	941.8	946.6	7.5

	3,745.3	2,339.3	2,237.5	2,626.7	2,378.2	18.7

	5,573.3	3,658.7	3,428.3	4,467.1	4,122.9	32.5
Unclassified	5.9	5.0	7.9	9.8	37.3	0.3

Total	$14,634.3	$10,658.5	$11,538.5	$12,833.7	$12,699.0	100.0%

Totals may differ due to rounding.

1:	Preliminary.
2:	Includes oil derivatives and coal.
Sources:	DANE and Dirección de Impuestos y Aduanas Nacionales (National Directorate of Customs and Taxes).

Geographic Distribution of Trade

The following tables show the destination and origin, respectively, of Colombia’s exports and imports.

Merchandise Exports to Major Trading Partners

	1998	1999	2000	2001	2002
	(percentage of total exports)
United States	37.0%	48.6%	50.6%	43.4%	44.7%
Venezuela	10.5	7.9	9.9	14.1	9.4
Germany	6.3	4.2	3.3	3.4	2.8
Peru	3.4	3.1	2.8	2.3	2.9
Ecuador	5.3	2.8	3.5	5.7	6.9
Japan	2.5	2.1	1.8	1.3	1.6
The Netherlands	2.6	1.5	0.9	0.9	1.1
France	2.1	1.2	1.0	1.1	1.2
United Kingdom	2.2	1.8	1.8	2.3	1.3
Spain	1.4	1.3	1.3	1.1	1.7
Denmark	0.7	0.4	0.2	0.1	0.3

	74.0	75.0	77.2	75.9	74.0
Others	26.0	25.0	22.8	24.1	26.0

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Totals may differ due to rounding.

Sources:	DANE; Banco de la República

Merchandise Imports by Major Trading Partners

	1998	1999	2000	2001	2002
	(percentage of total imports)
United States	38.5%	42.1%	40.0%	41.2%	39.8%
Venezuela	9.3	7.8	8.0	6.1	6.1
Japan	4.9	3.7	3.7	3.7	4.2
Germany	5.6	4.9	4.5	4.5	4.1
Mexico	3.8	3.8	3.9	3.9	3.9
Brazil	2.5	3.2	3.5	4.0	4.0
Canada	2.0	1.6	1.6	1.6	1.8
France	3.1	3.5	3.1	2.9	2.0
United Kingdom	1.8	1.6	1.7	1.2	1.0
Argentina	0.9	0.9	0.9	1.0	0.9

	72.4	73.1	70.9	70.1	67.9
Others	27.6	26.9	29.1	29.9	32.1

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Totals may differ due to rounding.

Sources:	National Directorate of Customs and Taxes; Banco de la República.

The United States is Colombia’s most important trading partner. During 2002, trade between the two countries accounted for approximately 44.7% of Colombia’s total exports and 39.8% of total imports. In October 2002, Colombia became eligible to participate in the Andean Trade Promotion and Drug Eradication Act (“ATPDEA”), which President Bush signed in August 2002 and which extends, through December 31, 2006, the unilateral tariff preferences on certain goods accorded the Andean countries through the Andean Trade Preference Act. New products, such as apparel made with regional fabrics, footwear, leather goods, petroleum and watches are covered by the ATPDEA. The Government and the private sector have been seeking ways to take advantage of the preferences in order to generate new exports to the United States.

        Neighboring Venezuela was Colombia’s second largest trading partner in 2002, accounting for 9.4% of total exports and 6.1% of total imports. Colombia has pursued a policy of reducing trade barriers by fostering economic integration with other countries and promoting bilateral and multilateral trade agreements with regional trading partners. The Andean Community of Nations (Comunidad Andina de Naciones), which includes Bolivia, Ecuador, Venezuela, Colombia and Peru, has been revived and trade among member countries has increased significantly. Pursuant to this agreement, originally ratified in May of 1969, the member nations implemented common external tariffs on February 1, 1995. Colombia has also entered into a free trade agreement with Mexico and Venezuela, which became effective on

January 1, 1995. Since January 1, 1992, Colombia and Venezuela have operated under a reciprocal duty free agreement, applicable to most goods produced in each nation. Capital markets in the two countries have also been liberalized, with Venezuelan and Colombian companies now enjoying greater access to capital in each other’s countries.

Since 1993, banana exports from Colombia, Costa Rica, Nicaragua and Venezuela to the European Union have been subject to a global quota, providing preferential treatment to certain producers, including former European dependencies in Africa and the Caribbean.

Foreign Investment

Foreign investment in Colombia was traditionally directed towards the oil and mining sectors. Previously, investment in sectors such as public services was prohibited, and investments in the financial sector were limited to no more than 49% foreign ownership of financial institutions. As part of the Apertura process, the Gaviria administration (1990-1994) enacted reforms designed to make foreign investment in Colombia more attractive. For example, legislation was enacted that ensured equal treatment of foreign and local investors and foreign access to traditionally restricted economic sectors.

Under current law and regulations, foreign investments generally do not require prior governmental authorization. However, foreign entities must register investments with Banco de la República in order to establish their right to transfer profits and capital investments abroad. Investment in certain sectors, including financial services, still requires prior authorization. Foreign investment in national security and defense-related industries, as well as industries which process toxic and radioactive materials, is prohibited.

The Pastrana administration removed many of the remaining restrictions on foreign investment in order to stimulate economic growth and reduce unemployment. In June 1999, Congress approved a constitutional amendment to guarantee adequate compensation for expropriation of property.

Moreover, Decree 241 of 1999 removed restrictions on foreign investments in Colombian real estate, one of the few sectors of the economy in which foreign investment had been banned by the International Investment Statute. The public sector restructuring decrees of June 1999 also allow public entities to sign contracts of “juridical stability” to protect private investors from sudden changes in legislation (including tax rules). Ecopetrol has made changes to the standard terms of its association contracts that are designed to encourage foreign investment in the oil sector. For a more detailed discussion of Ecopetrol’s association contracts, see “Economy—Mining and Petroleum.” Finally, Law 756 of 2002 created an oil royalties system geared to encourage oil exploration on small- and medium-size fields, which establishes variable royalties ranging from 8% for fields producing up to 5,000 barrels per day to 25% for fields producing in excess of 600,000 barrels per day.

Net foreign direct investment, as recorded in the balance of payments, was $2,033 million in 1998 and $1,336 million in 1999, decreasing in relation to the previous year by 57.2% and 34.3%, respectively, due to the economic recession and political situation during the 1998-1999 period. Net foreign direct investment reached $1,911 in 2000 and $2,505 in 2001, increasing in relation to the previous year by 43.0% and 31.1%, respectively. In 2002, net foreign direct investment decreased by 50.1%, to $1,251 million, due to a reduction in foreign capital inflows to the industrial, financial and communications sectors. Net portfolio investment increased from an outflow of $119 million in 2001 to an inflow of $1,016 million in 2002.

The following table sets forth information on net foreign investment by country of origin for the years indicated below.

Net Foreign Investment by Country of Origin(1)

	1998	1999	2000(2)	2001(2)	2002(2)
	(millions of U.S. dollars)
North America
Canada	$61.8	$1.4	$801.9	$10.2	$172.8
United States	413.3	545.4	85.3	255.2	757.4
México	33.7	6.3	23.1	11.9	20.5

	508.8	553.1	910.3	277.3	950.8
South America
Andean Group	73.2	46.4	(19.0)	20.5	33.1
Others	22.4	171.3	14.7	48.6	16.4

	95.6	217.6	(4.3)	69.1	49.4
Central America
Central American Common Market(3)	21.1	0.1	3.6	4.2	0.5
Panama	125.0	180.4	217.7	111.5	40.5

	146.1	180.5	221.3	115.7	41.1
Caribbean	1,324.4	610.4	778.7	535.2	382.0
Europe
European Free Trade Association	141.8	24.0	68.1	39.3	5.4
EEC Countries	961.8	714.5	1,257.6	612.2	149.5
Other Countries	1.6	3.2	0.8	1.2	0.2

	1,105.3	741.7	1,326.5	652.7	155.1
Asia	19.5	20.3	9.7	18.0	2.6
Other Countries	6.5	7.8	(17.7)	(0.6)	9.8
Reinvested Earnings	(468.9)	(312.5)	(445.8)	348.5	243.6

Total (excluding petroleum)	2,737.3	2,018.9	2,778.7	2,016.0	1,834.4
Petroleum	91.5	(567.1)	(542.1)	505.3	199.2
Portfolio Investment(4)	(264.9)	(26.9)	17.1	(40.7)	16.1

Total	$2,563.9	$1,424.9	$2,253.7	$2,480.6	$2,049.7

Totals may differ due to rounding.

1:	Figures reflect foreign direct investment into Colombia and outflows of foreign direct investment, but do not reflect investments by Colombians abroad. In contrast, the figures in the “Balance of Payments” table reflect Colombian direct investment abroad, and therefore differ from the figures presented in this table.
2:	Preliminary.
3:	Excluding Panama.
4:	Figures reflect only short-term portfolio investment inflows. In contrast, the figures in the “Balance of Payments” table reflect long-term inflows and outflows, and therefore differ from the figures presented in this table.
Source:	Banco de la República.

The following table sets forth information on net foreign investment by sector for the years indicated below.

Net Foreign Investment by Sector

	1998	1999	2000(1)	2001(2)	2002(2)
	(millions of U.S. dollars)
Direct Investment(2) (3)	$2,828.8	$1,451.8	$2,236.6	$2,521.3	$2,033.6
Petroleum	91.5	(567.1)	(542.1)	505.3	199.2
Agriculture and Fishing	23.6	30.4	(0.4)	12.5	(0.9)
Mining	(6.4)	464.1	506.7	523.7	561.9
Manufacturing	784.9	505.4	514.1	235.8	239.0
Public Services	672.3	(306.0)	13.2	(70.8)	159.8
Construction	(52.0)	(1.1)	(21.0)	83.8	87.5
Commerce	191.4	333.8	9.7	224.9	107.9
Transportation and Communications	263.3	189.1	876.4	415.7	361.5
Finance(3)	665.2	674.2	792.5	560.3	297.8
Social Services	194.9	128.9	87.5	30.2	19.9
Portfolio Investment(5)	(264.9)	(26.9)	17.1	(40.7)	16.1

Total	$2,563.9	$1,424.9	$2,253.7	$2,480.7	$2,049.7

Totals may differ due to rounding.

1:	Preliminary.
2:	Includes reinvested earnings.
3:	Figures reflect foreign direct investment into Colombia and outflows of foreign direct investment, but do not reflect investments by Colombians abroad. In contrast, the figures in the “Balance of Payments” table reflect Colombian direct investment abroad, and therefore differ from the figures presented in this table.
4:	Figures reflect only short-term portfolio investment inflows. In contrast, the figures in the “Balance of Payments” table reflect long-term inflows and outflows, and therefore differ from the figures presented in this table.
Source:	Banco de la República.

MONETARY SYSTEM

Banco de la República

Banco de la República, Colombia’s central bank, was chartered in 1923. Following ratification of the 1991 Constitution, Banco de la República was granted greater independence from the Government in its administration and in the formulation of monetary policy. The 1991 Constitution charges Banco de la República with the primary mission of controlling inflation, as measured by changes in the consumer price index, in addition to other central banking functions.

Banco de la República’s board of directors is responsible for setting monetary and exchange rate policy. The board of directors has seven members, five of whom are appointed by the President to four-year terms. At the end of each four-year term, the President may replace up to two of the five presidential appointees and must re-appoint the remaining three appointees. The Minister of Finance is the sixth board member and is the sole representative of the Government on the board of directors. The seventh member is elected by the other six members and serves as the Governor of Banco de la República. Unless all seven members of the board of directors vote to do so, Banco de la República may not finance the Government’s budget deficits. The Constitution prohibits Banco de la República from making loans to the private sector except to provide liquidity to the financial system or to arrange and intermediate non-peso denominated loans in the local market for specific limited purposes.

Banco de la República is authorized by law, subject to certain restrictions, to regulate interest rates payable on time deposits, establish minimum reserve requirements for credit institutions and provide discount facilities for certain types of bank loans. In addition, Banco de la República performs other traditional functions of a central bank, including managing the country’s international reserves and acting as lender of last resort to the financial system. The Government is responsible for any losses and entitled to any profits generated from the operations of Banco de la República. Banco de la República registered a Ps. 2,071.3 billion profit for 2002, which the Government may use to finance the 2003 national budget.

Financial Sector

As of December 31, 2002, Colombia’s financial system was comprised of 28 banks, 8 corporaciones financieras (financial corporations), 28 compañías de financiamiento comercial (commercial financing companies) and a number of securities brokerage houses and other non-banking institutions, such as insurance companies, trust companies and bonded warehouses. The main types of financial institutions are described below.

Banks. The Government owns 4 of the 28 Colombian banks. The Colombian financial system also includes institutions that promote specific sectors of the Colombian economy, such as IFI and FEN. See “Economy—Role of the State in the Economy; Privatization—State-Owned Financial Institutions.”

Financial corporations. Financial corporations are specialized institutions that mainly make equity investments in and medium-term loans to various companies. Financial corporations also engage in project finance, an activity that has increased in recent years. Although they may engage in some banking activities, financial corporations are prohibited from taking demand deposits and instead rely on savings, time deposits, certificates of deposit, bonds, intermediation of lines of credit from multilateral institutions and short-term deposits from companies and individuals to meet their funding needs. Most financial corporations are private sector institutions.

Commercial financing companies. Commercial financing companies specialize in providing working capital financing and credit for the purchase of consumer goods, but may also participate as intermediaries in foreign exchange transactions, conduct leasing operations and take short-term deposits.

The following table shows the number of financial institutions and the percentage of loans and deposits corresponding to each category.

Colombian Financial System

(at December 31, 2002)

	Number	% of Loans	% of Deposits
Banks
Private	24	62.5%	72.4%
State-Owned	4	10.5	15.4

	28	73.0	87.8
Financial Corporations(1)	8	8.0	5.2
Commercial Financing Companies(2)	28	2.6	3.7
Cooperative Institutions(3)	1	0.1	0.1
Special State-Owned Institutions(4)	9	16.4	3.2

Total	74	100.0%	100.0%

Totals	may differ due to rounding.
1:	Includes IFI.
2:	Includes companies specialized in leasing.
3:	Includes only Coopcentral.
4:	Includes FEN, Bancoldex, Financiera de Desarrollo Territorial (Territorial Development Financing Agency or “FINDETER”), Fondo para Financiamiento del Sector Agropecuario (Agricultural Sector Financing Fund or “FINAGRO”), Fonade, Fondo Nacional del Ahorro (National Savings Fund or “FNA”), Fondo de Garantías del Instituciones Financieras (Financial Institutions Guarantee Fund or “FOGAFIN”), Fondo Financiero de Proyectos de Desarrollo (Financial Fund for Development Projects or “FONADE”), and Fondo de Garantías de Entidades Cooperativas (Cooperative Institutions Guarantee Fund or “FOGACOOP”).
Source:	Superintendency of Banks.

The principal regulators of financial institutions and the financial markets are the Ministry of Finance, Banco de la República, the Superintendency of Banks and the Superintendencia de Valores (Superintendency of Securities).

In 1989, the Government promulgated new rules, which were further amended in 1994, setting forth the procedures to be followed in classifying loans as “non-performing” on the basis of specific risk and performance factors, establishing reserve requirements for loans and implementing capital adequacy requirements consistent with the standards recommended under the Basel accord. These rules are intended to improve the Colombian banking system and to ensure that standards followed by Colombian commercial banks are consistent with those followed by banks in other countries. Under these rules, banks are required to maintain net technical capital equal to at least 9.0% of their risk-weighted assets. Despite an increase in the equity of the public financial sector, an increase in the risk indicators for the sector’s productive assets resulted in a decline in the aggregate net technical capital of Colombian banks (or solvency ratio) from 13.0% of risk-weighted assets at December 31, 2000 to 12.2% at December 31, 2001 and to 12.1% at December 31, 2002.

Over the last 13 years, the Government has also taken steps to prevent a recurrence of past problems in the financial sector (particularly those problems of the early 1980’s that caused the Government to assume ownership of several commercial banks to prevent their failure), including the promulgation of stringent banking regulations and market-oriented foreign exchange policies. Law 45 of 1990 introduced the universal banking model, which permits commercial banks, through separate subsidiaries, to engage in stock brokerage, leasing, factoring, investment banking and other related activities, thereby stimulating competition among financial institutions and consolidating the financial sector.

In addition, under Law 45, foreign investment is now permitted in all types of financial institutions with no restrictions on the level of foreign ownership. As a result, with prior approval of the Superintendency of Banks, foreign entities are able either to purchase controlling interests in commercial banks or to increase their ownership in existing commercial bank subsidiaries. Law 45 has led to increased foreign investment in the banking sector. However, despite the opening of the banking sector to foreign investment, the Colombian financial sector as a whole remains one of the most strictly regulated in Latin America.

Notwithstanding these initiatives, the internal economic conditions in Colombia during 1998 and 1999, along with the difficulties in the international capital markets, led to a sharp increase in domestic interest rates and a slowdown in economic growth. These events resulted in an increase in the amount of non-performing loans and impaired the asset quality of Colombian banks. While medium and large financial institutions ultimately handled this situation well, some small and state-owned institutions suffered liquidity problems so severe that the Government was forced to intervene. Between 1996 and 1998, the Government liquidated 45 entities, 30 of them in 1998. The majority of these liquidated institutions were small credit and savings cooperatives holding no more than 1.3% of the total combined assets of the financial sector supervised by the Superintendency of Banks and cooperatives supervised by the Departamento Administrativo Nacional de Cooperativas (“DANCOOP”). During 1999, the Government liquidated 15 financial institutions, four of which were banks: Banco Andino, Banco del Pacífico, Banco Selfín and Caja de Crédito Agrario, Industrial y Minero (Caja Agraria). The nine largest institutions liquidated in 1999, which were those under the supervision of the Superintendency of Banks, held about 3.8% of the total assets of the financial institutions reporting to the Superintendency of Banks as of December 31, 1998. In 2000, the Government liquidated two institutions under the supervision of the Superintendency of Banks, Corporación Financiera de Occidente S.A., which held 0.08% of the total assets of the financial system, and Corporación Financiera de Transporte S.A., which held 0.07% of the total assets of the financial system. While financial indicators deteriorated significantly in 1998 and 1999, the results for 2000 reflected the beginnings of a recovery in the financial sector. The loss of Ps. 1,580,175 million experienced by the financial sector in 2000 can be explained by two factors: the removal of impaired assets from balance sheets, which generated a financial loss, and a higher ratio of reserves to non-performing loans, in compliance with stringent measures adopted by the Superintendency of Banks. In 2001 and 2002, the financial sector improved markedly, registering net profits of Ps. 705,916 million and Ps. 1,689,874 million, respectively, in part due to the measures taken by the Government in response to the 1998-1999 economic downturn. Profits in 2001 and 2002, however, were still low as a percentage of total equity, although non-performing assets and overdue portfolio indicators, other than those for mortgages, also improved. The Government liquidated Corfinorte, a financial corporation, in 2002. Prior to its liquidation, Corfinorte held 0.14% of the total assets of the financial system.

The following table shows the results of the financial sector as of and for the year ended December 31, 2002.

Selected Financial Sector Indicators

(in millions of pesos as of and for

the year ended December 31, 2002)

	Assets		Liabilities		Net Worth		Earnings/(Losses)
Private Sector Institutions	Ps.	72,451,066	Ps.	63,866,793	Ps.	8,584,273	Ps.	852,313
Cooperatives		57,438		51,641		5,797		360
State-Owned Institutions(1)		36,099,700		28,445,061		7,654,639		837,201

Total	Ps.	108,608,203	Ps.	92,363,494	Ps.	16,244,709	Ps.	1,689,874

Totals	may differ due to rounding.
1:	Includes Special Financing Institutions.
Source:	Superintendency of Banks.

The Government has played an active role in addressing the problems that emerged within the financial system in 1998 and 1999. The Government has focused on addressing the decline in the financial sector’s asset quality (which resulted primarily from the increase in non-performing loans) and the decrease in the aggregate solvency ratio of the sector, and on regulating the financial sector more closely.

Since October 1998, the Government has launched three debtor relief programs. On November 16, 1998, the Government declared a State of Economic Emergency to prevent liquidity problems from spreading to other financial institutions, provide assistance to debtors and avoid a major financial crisis. Under the State of Economic Emergency, the Government took several measures to support the financial sector, including:

•	refinancing, at lower interest rates, home mortgage loans bearing interest at variable rates that increased more than 20 percent in nominal terms over the course of the previous year;

•	refinancing housing loans to borrowers who had arrears of three months or less on their mortgage obligations;

•	limiting the interest rate on overdue loans to 1.5 times the non-default interest rate applicable to such loans; and

•	providing a payment assistance plan for low income homeowners who have lost their jobs.

Under the measures adopted in November 1998, the Government also imposed a one-year, 0.2% tax on certain financial transactions, payable by participants in the financial system and by entities that form part of the financial system, to help fund the assistance program. This 0.2% tax expired on December 31, 1999, but a similar 0.2% tax was extended through the end of 2000 to help the coffee-growing zone recover from an earthquake. The tax on financial transactions was increased to 0.3% in 2001 and 2002; the revenues from this tax now fund Colombia’s general budget. See “Public Sector Finances.”

In March 1999, the Constitutional Court of Colombia upheld the constitutionality of the Government’s measures to assist mortgage debtors and depositors of cooperatives and state-owned banks. The Constitutional Court also expanded the 0.2% tax on financial transactions to cover all transactions, including interbank and foreign exchange transactions. On the same date, the Government took additional debt relief measures, including:

•	reducing interest rates (by 3 to 5 percentage points) for mortgage loans that were current and whose interest rates were higher than the Unidad de Poder Adquisitivo Constante (“UPAC”, an indexing unit) plus 10 percentage points; and

•	subsidizing mortgage loan payments for mortgages which had arrears prior to May 31, 1999.

Law 546, a third debt relief program, was enacted in December 1999. It relieved mortgage obligations outstanding as of December 31, 1999 by an average of 12 percentage points, by recalculating these obligations (effective June 1998) with a new inflation index, the UVR, which is essentially an average of the inflation rates for the most recent three months. This new index was implemented to minimize the role of deposit interest rates in the index calculation.

The total cost of the debt relief provided by the Government since the launch of the first debt relief program in 1998 was estimated at Ps. 2.17 trillion as of December 1999. No additional mortgage debt relief programs have been announced since then.

FOGAFIN, the Colombian insurance deposit fund, is responsible for implementing many of the Government’s measures to support the financial sector. FOGAFIN’s primary mission is to protect depositors and preserve the stability of Colombian financial institutions.

In response to the economic downturn in 1998-1999, a recapitalization program was launched by the Government in the second quarter of 1999 to assist small- and medium-sized banks that were economically viable but had only limited access to international capital. The objective of the program was to strengthen the balance sheets of the participating banks by writing off non-performing assets and injecting additional capital from both cash contributions from shareholders and loans from FOGAFIN to the shareholders, the proceeds of which were used to purchase FOGAFIN-issued bonds, which bonds were then contributed to the banks. The shareholders were required to pledge stock of their banks with a value equal to 133% of the principal amount of the loans as security for the repayment of the FOGAFIN loans. The bonds issued by FOGAFIN were either held on the bank’s balance sheet or sold for cash. The end result of this recapitalization was that the participating bank reached a ratio of net capital to risk-weighted assets of 10%, one percentage point higher than the current minimum requirement of 9%.

Although this program was intended to cover both private and state-owned financial institutions, in practice, the recapitalization of state-owned banks required additional measures, including the transfer of non-performing assets to new special purpose entities and the subsequent sale of those assets, the administrative reorganizations of the banks and the eventual privatization of the banks.

Fourteen private institutions (AV Villas, Banco Colpatria, Banco Superior, Banco de Crédito, Interbanco, Banco Unión Colombiano, Colmena, Conavi, Corfinorte, Coltefinanciera CFC, Multifinanciera, Credinver, Confinanciera and Megabanco) joined the FOGAFIN program between 1999 and 2002. By the end of 2002, the participating institutions had received Ps. 1,364,765 million in capital, which came from long-term loans to finance the purchase of FOGAFIN-issued bonds. The financial institutions that took advantage of the FOGAFIN credit line have improved considerably, with their indicators now approaching those of other private financial institutions, with the exception of Corfinorte, which the Government liquidated in 2002.

The Government assistance program for private financial institutions was designed to be self-financing and to yield returns to help pay for possible defaults. FOGAFIN issues bonds yielding the average short-term composite reference rate (Depósitos a Término Fijo (“DTF”)) and lends these bonds to financial institutions for terms of one to three years at the rate of DTF + 2% and terms of four to seven years at the rate of DTF + 3%. It is estimated that the Government will not incur costs with respect to the assistance program, except for credit support provided to Corfinorte, a financial corporation, and Interbanco, a private commercial bank.

In an effort to provide additional support for mortgage banks, the Government launched a recapitalization program for these institutions in 2001. Resolution No. 006 of 2001 authorizes FOGAFIN to extend credit to the owners of mortgage banks to finance the purchase of capitalization bonds issued by FOGAFIN, in exchange for appropriate guarantees and subject to a significant injection of equity by the owners. To qualify for the program, at least 50% of the mortgage bank’s loan portfolio at the end of 2000 had to be comprised of loans for the purchase of residential real estate. Under this program, FOGAFIN provided Ps. 600,000 million in capital to four private institutions whose combined assets represent 80% of the total assets of the private mortgage bank sector. FOGAFIN also provided Ps. 357,308 million in capital to four public entities in 2002: Bancafé, Central de Inversiones S.A. (“CISA”), Granahorrar and Instituto de Fomento Industrial (“IFI”).

As of December 2002, the total cost to the Government of assisting state-owned institutions reached Ps. 6,041,066 million. Approximately Ps. 5,119,007 million was funded through bonds guaranteed by the Government, approximately Ps. 558,100 million was funded through revenues from the tax on financial transactions collected in 1998 and 1999 and approximately Ps. 363,959 million was funded through premiums charged for insurance on deposits.

Since 1998, FOGAFIN has assumed management responsibility and control of four banks (Banco del Estado, Banco Uconal, Bancafé and Interbanco), a savings and loan institution (Granahorrar) and two private consumer credit institutions (Fundación FES Compañía de Financiamiento Comercial and Corficafe). In managing these financial institutions, the Central Government, along with FOGAFIN, has formulated a strategy based on the same principles followed by the private banks for improving the institutions’ balance sheets and increasing their net worth. The four main objectives of this strategy are:

•	elimination of possible systemic risks of public banks (avoiding the “contamination risk”);

•	reduction of credit risk and improvement of management techniques in order to avoid increases in fiscal costs of the public sector banks;

•	restructuring and strengthening of public sector bank balance sheets in order to restore their financial viability; and

•	privatization of all public sector banks, except for Banco Agrario de Colombia (the successor entity to Caja Agraria, which was liquidated in June 1999) and certain special state-owned institutions, especially development banks.

FOGAFIN assumed control of and recapitalized Bancafé, the bank traditionally owned by coffee growers, in 1999. In 2001, Bancafé received Ps. 1,000 billion in assets and liabilities from Banestado and BCH to increase its productive assets, enlarge its client base and raise profitability. In recent years, Bancafé’s workforce and branch network have been reduced to facilitate a future sale of the bank by the Government. Although efforts to privatize or liquidate all public banks (except Banco Agrario, which is to remain public) continued in 2002, recent market events, as well as legal and administrative issues, caused some delays. In August 2003, the Government formally announced a plan to sell Bancafé, which involves selling a 55% stake to a strategic investor who would take administrative control of the bank before the end of 2003. In compliance with Law 226 of 1995, the remaining 45% would then be offered first to current and former employees of the bank as well as social solidarity institutions and, finally, to the general public if market conditions are favorable. If the Government does not sell all or part of the remaining 45% to the public, the strategic investor would have an obligation to purchase the remaining unsold shares.

During 1999 and 2000, several steps were taken to more closely regulate the financial sector. Circular 039 of 1999 was issued to assist in the restructuring of loans to companies in the industrial, agricultural and nonfinancial services sectors. Law 510 of 1999 (financial reform) increased the minimum net worth requirements for financial institutions and streamlined the process for the Government takeover of troubled financial institutions. Law 546 of 1999 (mortgage reform law) decreased the obligations of mortgage loan debtors by implementing the UVR inflation index, eliminating the penalties for prepayment of mortgage loans and changing the permitted term of mortgage loans from a fixed term of 15 years to terms of 5 to 30 years. Law 546 also gave the savings and loan institutions three years to become banks; this conversion was completed on December 31, 2001. Law 550 of 1999 was intended to restore the credit relationship between lenders and corporate borrowers by establishing a new framework for the restructuring of past due loans. Finally, Law 617 of 2000 was designed to allow territorial entities to restructure their debt, while instituting programs to achieve fiscal viability in the long run.

In January 2003, a reform of the financial institutions law was enacted. The principal objectives of this legislation are to improve the regulation of banks and to better protect depositors, in part by implementing stricter capital requirements based on international standards. No assurance can be given, however, that the legislation will achieve those objectives.

Liquidity and Credit Aggregates

The total amount of loans outstanding from Colombian financial institutions amounted to Ps. 51,678 billion at July 31, 2003, as compared to Ps. 50,232 billion at December 31, 2002 and Ps. 47,693 billion at December 31, 2001.

Past due loans decreased in absolute terms from Ps. 4,640 billion at December 31, 2001 to Ps. 4,386 billion at December 31, 2002 and to Ps. 4,087 billion at July 31, 2003. As a percentage of total loans, past due loans fell from 9.7% at December 31, 2001 to 8.7% at December 31, 2002 and further decreased to 7.9% at July 31, 2003. Provisions as a percentage of past due loans increased from 77.5% at December 31, 2001 to 86.7% at December 31, 2002 and to 91.2% at July 31, 2003. The following table shows selected monetary indicators for the years indicated.

Selected Monetary Indicators

	1998	1999	2000	2001	2002
Ml(1) (percentage change)	(3.9)%	21.7%	30.5%	12.1%	15.5%
M2(2) (percentage change)	10.9	10.5	5.6	9.7	7.3
M3 + Bonds(3) (percentage change)	7.8	6.9	3.6	9.3	8.2
Credit from the Financial System (percentage change)	11.9	(2.0)	(7.5)	2.5	6.8
Discount Rate(4) (percent)	32.7	18.4	12.7	10.7	5.9

1:	Currency in circulation plus demand deposits.
2:	Ml plus certificates of deposit plus savings deposits.
3:	M3 (i.e., currency in circulation plus liabilities subject to minimum reserve requirements) and bonds issued by the financial system.
4:	Banco de la República’s one-day discount rate for liquidity to the financial system. Weighted average for the year.
Source:	Banco de la República.

Interest Rates and Inflation

Interest rates increased steadily during 1998, with the DTF rate moving from an average of 25.9% in the first quarter to 36.1% in the fourth. Several factors contributed to the rise in interest rates. First, the devaluation of the peso was expected to continue, in part because of the continued growth in the current account deficit, uncertainty about Colombia’s access to international capital markets due to an international financial crisis and investors’ negative perceptions of Colombian country risk. Second, the credit risk of financial institutions increased as their balance sheets deteriorated due to increased defaults by mortgage debtors with variable interest rate loans. Third, the central bank’s restrictive monetary policy, intended to reduce the demand for dollars and maintain the exchange rate band, kept interests rates high. Finally, the Government financed the public sector’s fiscal deficit through domestic debt offerings, increasing the demand for credit and exerting upward pressure on interest rates.

Economic expectations improved following the 1998 presidential election. During 1999, interest rates showed a continuous downward trend, with the DTF monthly average falling from 35.3% in December 1998 to 16.1% in December 1999. Various factors helped reduce interest rates during the year, including: the establishment of a 15% inflation rate target, which was not exceeded at any time in 1999; the renewed flexibility of the peso/dollar exchange rate, which no longer required central bank interest rate interventions to keep the exchange rate within a previously established range; the commitment of the Government to reduce its fiscal deficit; support from multilateral institutions, as reflected in the IMF agreement signed on December 20, 1999; and the measures taken by the Government to avoid a financial system crisis.

The Colombian economy began to recover in 2000. The 2.8% real GDP growth rate recorded for the year was achieved within an environment characterized by low and stable interest rates. The accomplishments of the targets set under the IMF agreement, the floating exchange rate, the achievement of the inflation targets and the renewed confidence in the economy allowed the sustainability of such an environment in 2000. Interest rates in 2000 fluctuated within a small range, from a low of 10.2% in February to a high of 13.3% in December. By December 2001, the DTF had declined by 1.9 percentage points to 11.4% and had further declined to 7.7% in December 2002. During the first eight months of 2003, the DTF remained stable, registering between 7.7% and 7.8%. The central bank reduced its discount rate five times during 2002, resulting in a total reduction of 3.25 percentage points. As of September 2003, the central bank has increased its discount rates two times, resulting in a total increase of 2.00 percentage points.

The Government’s policy has been to reduce inflation gradually to minimize the impact on economic growth. Since 1971, Colombia has experienced year-to-year consumer inflation rates ranging from a high of 32.4% in 1990 to the recent low of 7.0% in 2002, the lowest year-to-year rate since 1970, when inflation was 6.8%. The decline in consumer inflation rates from the 25-30% range of the late 1980’s and early 1990’s was possible due in part to the effective implementation of a monetary policy that removes excess liquidity from the economy, providing only the amount of cash necessary for the optimal performance of the economy. The single-digit inflation of 9.2% in 1999, which was lower than the Government’s target, was also due to the economic downturn in that year, which reduced aggregate demand, and a greater food supply, due to larger than expected harvests during the first half of the year. Consumer inflation declined to 8.8% in 2000 despite the recovery in internal demand reflected in the positive economic growth registered in 2000, declined a further 1.2 percentage points to 7.6% in 2001 and a further 0.6 percentage points to 7.0% in 2002. Consumer inflation increased slightly to 7.3% for the twelve months ended August 31, 2003, due in part to the ongoing global economic downturn and to the depreciation of the peso in 2002. The central bank’s current forecast for consumer inflation in 2003 is 6.0%.

Producer price inflation decreased to 13.5% in 1998, 12.7% in 1999, 11.0% in 2000 and 6.9% in 2001. Producer price inflation increased to 9.3% in 2002 and was 9.0% for the twelve months ended August 31, 2003. The increase registered in 2002 and for the twelve months ended August 31, 2003, as compared to 2001, was due primarily to the depreciation of the peso in 2002. Colombia does not have a system of mandatory price controls. Certain goods and services provided by the public sector, however, historically have been subsidized. In recent years, the Government gradually has been dismantling subsidies of the prices of electricity, fuel, transportation and other services and has increased prices for these goods and services at rates faster than inflation in order to bring prices to levels that reflect the true costs. As of January 1, 1999, the Government stopped controlling fuel prices, which now track international prices.

Monetary policy has also focused on counterbalancing the effect of large capital inflows and maintaining the stability of the real exchange rate. To this end, from time to time the Government has imposed taxes on transfers of foreign currencies to Colombian residents from abroad, required mandatory investment of foreign exchange receipts in negotiable “exchange certificates” and imposed deposit requirements with respect to foreign currency denominated indebtedness of less than a specified term. The next section discusses foreign exchange rates in further detail.

The following table shows changes in the consumer price index and the producer price index and average 90-day deposit rates for the periods indicated.

Inflation and Interest Rates

Period	Consumer Price Index (CPI)(1)	Producer Price Index (PPI)(1)	Short-Term Reference Rate (DTF)(2)
1998	16.7	13.5	32.6
1999	9.2	12.7	21.3
2000	8.8	11.0	12.2
2001	7.6	6.9	12.4
2002
January	7.4	5.5	11.2
February	6.7	4.0	10.8
March	5.9	3.5	10.6
April	5.7	2.5	10.0
May	5.8	2.3	9.1
June	6.3	2.9	8.4
July	6.2	3.8	7.9
August	6.0	4.8	7.9
September	6.0	6.8	7.9
October	6.4	8.9	7.9
November	7.1	9.0	7.9
December	7.0	9.3	7.7
2003
January	7.4	10.0	7.7
February	7.2	11.1	7.8
March	7.6	11.5	7.8
April	7.9	12.3	7.7
May	7.7	11.6	7.8
June	7.2	11.0	7.8
July	7.0	10.2	7.8
August	7.3	9.0	7.8

1:	For annual periods, percentage change over the twelve months ending December 31 of each year; for monthly periods in 2002 and 2003, percentage change over the previous twelve months at the end of each month indicated.
2:	Average for each of the years 1998-2002, and for each month in 2002 and 2003, of the DTF, as calculated by the Superintendency of Banks.
Sources:	DANE, Banco de la República.

Foreign Exchange Rates and International Reserves

Exchange Rates

From January 1994 to September 1999, Banco de la República maintained a band within which the exchange rate was permitted to fluctuate. Banco de la República intervened when the exchange rate touched the limit of the band by selling or purchasing foreign currency in order to maintain the exchange rate within the band. The band was set to reflect a projected devaluation rate, in nominal terms, of 13.0% for 1998. During the months of February, May and June 1998, Banco de la República intervened in the foreign exchange market by selling foreign currency to maintain the peso within the band. In September 1998 and June 1999, Banco de la República adjusted the band in response to exchange rate pressures. On September 25, 1999, the central bank decided to abandon the band system and adopt a free-floating exchange rate system.

Economic conditions continued to deteriorate during the second quarter of 1999, creating a large demand for foreign currency. Since Banco de la República and the Government were committed to the reduction of domestic interest rates, increasing interest rates to reduce demand for foreign currency was not considered a viable option. On June 27, 1999, after selling approximately $300 million in two days due to the market’s heightened demand for dollars, Banco de la República increased the level of the foreign exchange band by another 9 percentage points, widened the range of the band from 14% to 20% and reduced the slope from 13% to 10%.

The June 27th intervention did not produce the desired effect of stabilizing the exchange rate due to renewed pressure on the peso in the third quarter of 1999. In September 1999, the central bank was forced to sell $479 million in order to maintain the exchange rate within the band. Ultimately, the board of directors of the central bank decided to abandon the band system and adopt a free-floating exchange rate. This change was made only after an initial agreement with the IMF for an Extended Fund Facility was reached, evidencing a commitment by multilateral organizations to support the Colombian economic program. The transition to the new free-floating foreign exchange regime did not result in a significant deterioration of the exchange rate.

In addition to its past interventions in the exchange rate market, Banco de la República also sought to prevent the public and private sectors from incurring excessive amounts of debt in foreign currencies as a means of controlling the exchange rate. To this end, Banco de la República required a certain percentage of the debt incurred (depending on the maturity of the debt) to be deposited in pesos with the bank in a non-interest bearing account for a fixed period of time. As a result of this requirement, short-term capital flows fluctuated significantly from year to year, experiencing net outflows of $1,209 million in 1998, $3,209 million in 1999 and $1,999 million in 2000. In order to further its policy of liberalizing the foreign exchange system, in April 2000, the central bank lifted this restriction. In 2001, a net outflow of $2,641 million was registered and in 2002, a net inflow of $2,732 million was registered. The inflow in 2002 was primarily due to the liquidation of public sector external portfolio investments. In addition to the deposit requirements, Banco de la República has prohibited Colombian financial institutions from funding foreign currency loans with borrowings of shorter maturities and has set a limit on a financial intermediary’s net foreign currency position, which is defined as foreign currency denominated assets minus foreign currency denominated liabilities.

On December 31, 2001, the representative market rate published by the Superintendency of Banks for the payment of obligations denominated in U.S. dollars was Ps. 2,291.2/$1.00, which represented a 2.7% depreciation from peso’s value in dollars when compared to the representative market rate of Ps. 2,229.2/$1.00 on December 31, 2000. The peso also depreciated in value in 2002, with the representative market rate closing the year at Ps. 2,864.8/$1.00, a 20.0% depreciation from the peso’s value in dollars at December 31, 2001. The greater depreciation observed in the exchange rate in 2002 reflected the political climate in Brazil and other regional developments. Real average depreciation of the peso was 0.2% in 2002 as compared to 2.7% in 2001.

The following table shows the average and end-of-period peso/dollar exchange rates and the real exchange rate index for the dates and periods indicated.

Exchange Rates

	Representative Market Rate(1)
Year	Average	End-of-period	Real Exchange Rate Index(2)(3) Average
	(pesos per U.S. dollar)		(Avg. 1994=100)
1998	1,427.0	1,542.1	103.5
1999	1,758.6	1,873.8	110.8
2000	2,087.4	2,229.2	119.8
2001	2,299.8	2,291.2	115.4
2002
January	2,275.0	2,264.8	112.9
February	2,286.7	2,309.8	110.5
March	2,282.3	2,261.2	111.4
April	2,263.1	2,275.4	111.7
May	2,310.2	2,321.2	112.6
June	2,364.3	2,398.8	113.4
July	2,506.7	2,625.1	120.3
August	2,647.2	2,703.6	124.9
September	2,751.2	2,828.1	127.2
October	2,827.9	2,773.7	129.4
November	2,726.7	2,784.2	127.0
December	2,814.9	2,864.8	131.4
2003
January	2,913.0	2,926.5	133.5
February	2,951.9	2,956.3	137.6
March	2,959.0	2,958.3	140.4
April	2,926.6	2,887.8	136.1
May	2,858.9	2,853.3	135.9
June	2,827.0	2,817.3	135.8
July	2,858.8	2,880.4	136.5
August	2,867.3	2,832.9	n.a.

1:	Representative market rate, as calculated by the Superintendency of Banks.
2:	Colombian Peso Real Exchange Rate Index “1”: Based on the producer price index for non-traditional goods in global trade. The real exchange rate index is calculated by adjusting the nominal exchange rate by the producer price index of Colombia’s trading partners and the domestic producer price index. Yearly data corresponds to December of each year.
3:	The Real Exchange Rate Index figures for 2000, 2001, 2002 and 2003 are preliminary.
Source:	Banco de la República.

International Reserves

Banco de la República’s net international reserves increased from $9,004.1 million at December 31, 2000 to $10,191.8 million at December 31, 2001 and to $10,840.5 million at December 31, 2002. The increase in the international reserves during 2000-2002 was partially due to the requirements established under the Extended Fund Facility arrangement signed between Colombia and the IMF. As of July 31, 2003, net international reserves totaled $10,451.0 million.

Banco de la República invests its international reserves in a mix of currencies that reflects the profile of the country’s foreign debt. At June 30, 2003, this mix of currencies was approximately 86% U.S. dollars, 11% euros and 3% Japanese yen. The following table shows the composition of the international reserves of Banco de la República at the end of the years indicated.

International Reserves

	at December 31,
	1998	1999	2000	2001	2002(1)
	(millions of U.S. dollars)
Gross International Reserves
Monetary Gold	$129.2	$96.5	$90.4	$90.1	$96.6
Special Drawing Rights	200.0	139.2	149.9	156.7	163.6
International Monetary Fund	563.6	394.5	394.5	394.5	394.5
Investments	7,304.9	7,008.1	7,595.7	8,948.6	9,361.1
Others(2)	542.6	465.1	775.6	655.1	828.3

	8,740.3	8,103.4	9,006.1	10,245.1	10,844.1
Less: Short and Medium-Term Liabilities of Banco de la República	0.7	2.3	2.0	53.3	3.6

Net International Reserves	$8,739.6	$8,101.1	$9,004.1	$10,191.8	$10,840.5

Reserves (Months of Imports (FOB))
Goods(3)	7.5	9.5	9.8	10.0	10.8
Goods and Services(4)	6.1	7.3	7.5	7.7	8.5

Totals	may differ due to rounding.
1:	Preliminary.
2:	Includes deposits in Latin American Reserve Fund, cash, Andean pesos, sight deposits, remittance in process and compensation agreements.
3:	Reflects imports of goods, as well as special trade operations.
4:	Contains items included in (3) above, plus imports of factor and non-factor services.
Source:	Banco de la República.

Securities Markets

On July 3, 2001, the Bolsa de Valores de Colombia (Colombian Stock Exchange) was formed as a result of the merger of the three existing stock exchanges (Bolsa de Bogotá, Bolsa de Medellín and Bolsa de Occidente). Both debt and equity securities are traded on the Colombian Stock Exchange, although the vast majority of securities traded are fixed-income debt securities. The Colombian Stock Exchange has adopted an index called the Indice General de la Bolsa de Colombia (Colombian Stock Exchange Indicator or “IGBC”), which is comprised of a group of equity securities, the composition of which is determined in part by the frequency of trading in each quarter. From July 2, 2002 through June 27, 2003 the IGBC increased by 68.0% in nominal terms, from 1,235.7 points to 2,075.8 points. At August 31, 2003, the IGBC registered 2,081.6 points. The Mercado Electrónico Colombiano (Colombian Electronic Market or “MEC”), a centralized operating system for fixed-income securities only, began to operate on October 29, 2001.

The Colombian Stock Exchange is owned by member firms responsible for developing and implementing regulations governing trading on the exchange. Although self-regulating, the exchange remains subject to the approval and supervision of the Superintendency of Securities, the securities market regulatory agency. According to the Superintendency of Securities, the market capitalization of the Colombian Stock Exchange as of December 31, 2002 was $9,602 million.

The total value of securities traded on the three Colombian stock exchanges during 2002 was Ps. 287.8 trillion (approximately $114.8 billion), representing a nominal increase of 251.0% in pesos and 222.0% in U.S. dollars as compared to 2001.

Equity trading during 2002 amounted to approximately Ps. 1,356,381 million or 0.5% of the total value of securities traded. This represents a nominal decrease of 23.3% in the total value of equity trading from 2001 to 2002.

PUBLIC SECTOR FINANCES

General

The Constitution and the Budgetary Organic Law of 1996 (the “budgetary law”) govern Colombia’s budgetary process. The budget process requires the participation of all governmental ministries and agencies. The Ministry of Finance prepares a revenue and expenditure summary for the Government and public sector agencies, and then presents it in the form of a bill to Congress by the July prior to the beginning of the next fiscal year. Both houses of Congress must approve the budget by November of each year. It is then presented to the President, who has veto power over individual expenditures. Expenditure increases, but not expenditure reductions, must be approved by Congress as budget amendments. Local legislatures approve their budgets in accordance with the general procedures established pursuant to departmental and municipal law.

The Constitution and Law 60 of 1993 (described below under “—Public Sector Accounts—Revenues”) require the Government to transfer funds to departmental and municipal governments. Although the Government does not finance departmental and local government deficits, all domestic bond offerings and foreign debt incurred by these governmental entities must be approved by the Central Government. In addition, under Law 358 of 1997, municipalities and departments may not incur debt service obligations beyond a certain percentage of their operational savings (defined as current revenues less current expenditures).

The budgets for state-owned companies are evaluated by the Ministry of Finance and the National Planning Department, approved by the Consejo Superior de Política Fiscal (“CONFIS”) and sanctioned by Presidential decree. These budgets conform with the macroeconomic plan adopted by the Government each fiscal year, which sets general revenue and expense targets for the state-owned companies. During the year, the Government may modify these budgets.

The budgets of Government ministries and agencies, departmental and municipal governments and state-owned companies constitute the consolidated nonfinancial public sector fiscal accounts. These accounts exclude both the revenues and the expenses of state-owned financial institutions. State-owned financial institutions, development banks and commercial banks have a separate budget process supervised by the Superintendency of Banks.

The Contraloría General de la República (General Comptroller of the Republic) audits the financial accounts of the Government, which are submitted annually to the Congress for approval.

In 1995, the Fondo de Ahorro y Estabilización Petrolera (Oil Stabilization and Savings Fund or “FAEP”) was created to monitor the macroeconomic effects of the large foreign exchange inflows due to recently discovered oil reserves and to ensure that local governments prudently use the revenues generated from petroleum royalties. Under the law establishing FAEP, royalties from petroleum production in excess of a predetermined amount payable to the national and local governments are invested abroad through FAEP and are only disbursed for infrastructure projects and social expenditures. Banco de la República administers FAEP. Although FAEP did not receive contributions in 2002, it transferred Ps. 390 billion to Ecopetrol and territorial entities for the first time since 1996. At the end of 2002, the total fund balance was Ps. 2,506 billion, or 1.2% of GDP. Of the amount transferred in 2002, Ps. 381 billion was disbursed under Law 633 of 2000 (described below under “—Public Sector Accounts—Revenues”) to decrease the outstanding debt of the local governments. It is estimated that FAEP will not receive additional contributions in 2003, but that it will disburse Ps. 180 billion in a continuing effort to reduce local government debt.

Since taking office in August 2002, the Uribe administration has been implementing a comprehensive fiscal adjustment program designed to end the progressive increases in the fiscal deficit in the short-term and to institute the structural reforms necessary for public finance stability in the long-term. Toward that end, the Government introduced measures to increase public revenues and reduce public expenditures, as described in more detail below.

Public Sector Accounts

The following tables set forth revenues and expenditures (on a cash-flow basis) for the consolidated nonfinancial public sector for the 1998-2002 period, revised budgeted figures for 2003 (submitted to Congress in July 2003) and the resulting fiscal surplus or deficit as a percentage of GDP.

Nonfinancial Public Sector Revenues and Expenditures(1)

	1998		1999		2000		2001		2002(2)		Budget 2003(3)
	(billions of pesos)
Central Government
Total Revenues	Ps.	16,775	Ps.	18,998	Ps.	22,782	Ps.	27,595	Ps.	30,344	Ps.	35,210
Total Expenditures
Current Expenditures		18,250		23,020		26,714		30,645		34,834		40,604
Capital Expenditures		5,242		7,852		4,151		6,928		5,359		5,373

		23,492		30,871		30,865		37,573		40,193		45,978
Net Loans to Other Entities		326		961		832		1,471		1,259		1,138
Accrual adjustments(4)		(381)		(1,323)		674		(674)		1,740		(1,387)

(Deficit)/Surplus		(6,662)		(11,511)		(9,589)		(10,774)		(12,848)		(10,520)

Decentralized Agencies
Total Revenues		2,363		2,939		4,175		3,638		2,863		3,489
Total Expenditures
Current Expenditures		1,443		1,545		1,422		1,522		1,617		2,143
Capital Expenditures		1,049		776		1,011		1,453		1,221		985

		2,492		2,321		2,432		2,975		2,838		3,128
Net Loans to Other Entities		(141)		(146)		(81)		(36)		0		(25)
Accrual adjustments(4)		0		0		0		0		0		33

(Deficit)/Surplus		13		764		1,824		699		25		419

Local Public Sector(5)
Total Revenues		16,770		18,874		21,323		24,852		28,267		30,312
Total Expenditures
Current Expenditures		10,741		12,803		13,006		14,713		15,521		16,754
Capital Expenditures		6,195		7,809		8,603		9,796		10,961		12,291

		16,936		20,612		21,609		24,509		26,483		29,045
Net Loans to Other Entities		(42)		(197)		(212)		(243)		(235)		(312)
Accrual adjustments(4)		0		0		0		(87)		363		691

(Deficit)/Surplus		(124)		(1,541)		(74)		499		1,657		2,269

Social Security
Total Revenues		11,546		12,848		13,694		14,963		17,569		18,135
Total Expenditures
Current Expenditures		9,069		11,624		11,997		14,170		14,474		17,502
Capital Expenditures		89		49		88		27		27		194

		9,158		11,673		12,085		14,197		14,501		17,696
Net Loans to Other Entities		(45)		(100)		0		(500)		(500)		0
Accrual adjustments(4)		0		0		(186)		166		1,205		(22)

(Deficit)/Surplus		2,432		1,275		1,794		1,100		2,362		418

Coffee Fund
Total Revenues		118		235		(102)		3		32		124
Total Expenditures
Current Expenditures		130		107		127		108		101		68
Capital Expenditures		25		20		35		13		2		19

		155		128		162		121		103		87
Net Loans to Other Entities		0		150		10		(41)		22		19
Accrual adjustments(4)		0		0		0		0		(113)		0

(Deficit)/Surplus		(37)		(43)		(275)		(77)		(206)		18

Nonfinancial Public Enterprises
Total Revenues		4,264		5,486		8,087		7,872		8,500		9,038
Total Expenditures
Current Expenditures		2,273		2,420		4,534		4,650		5,566		5,553
Capital Expenditures		2,270		2,681		4,152		2,252		2,150		3,744

		4,543		5,101		8,685		6,902		7,717		9,297
Net Loans to Other Entities		127		(423)		(538)		(479)		(423)		(615)
Accrual adjustments(4)		0		(201)		371		83		(401)		777

(Deficit)/Surplus		(405)		608		310		1,531		806		1,133
Total Consolidated Nonfinancial Public Sector (Deficit)/Surplus	Ps.	(4,783)	Ps.	(10,449)	Ps.	(6,010)	Ps.	(7,094)	Ps.	(8,203)	Ps.	(6,262)

Primary (Deficit) Surplus	Ps.	(1,540)	Ps.	(6,323)	Ps.	(219)	Ps.	(693)	Ps.	(1,987)	Ps.	2,994

(footnotes appear on the following page)

Nonfinancial Public Sector Surplus (Deficit)

Government Sectors	1998	1999	2000	2001	2002(2)	Budget 2003(3)
	(as a percentage of GDP)(6)
Central Government	(4.74)%	(7.60)%	(5.48)%	(5.77)%	(6.35)%	(4.71)%
Nonfinancial Public Enterprises
Electrical Sector	(0.71)	(0.27)	0.05	0.14	0.03	0.23
Ecopetrol	0.09	0.62	(0.01)	0.41	0.20	0.45
Carbocol	0.08	0.18	0.10	0.00	0.00	0.00
Telecom	0.15	(0.18)	0.04	0.25	0.16	0.00
Other	(0.06)	1.20	0.25	0.12	(0.24)	0.12

	(0.44)	1.54	0.42	0.93	0.14	0.81
Local Public Sector(5)	(0.09)	(1.02)	(0.04)	0.27	0.82	0.55
Social Security	1.73	0.84	1.03	0.59	1.17	0.19
Coffee Fund	(0.03)	(0.03)	(0.16)	(0.04)	(0.08)	0.01
Decentralized Agencies	0.08	(0.64)	0.80	0.26	0.25	0.36

Total Consolidated Nonfinancial Public Sector (Deficit)/Surplus	(3.49)%	(6.89)%	(3.44)%	(3.77)%	(4.06)%	(2.80)%

Primary Surplus	(1.10)%	(4.17)%	(0.13)%	(0.37)%	(0.98)%	1.25%

Totals may differ due to rounding.

1:	All figures calculated according to IMF methodology, which includes privatization, concession and securitization proceeds as part of public sector revenues. Privatization, concession and securitization proceeds for the nonfinancial public sector totaled Ps. 1,146 billion in 1998, Ps. 882 billion in 1999, Ps. 945 billion in 2000 and Ps. 182 billion in 2001. There were no revenues from privatizations in 2002 and the 2003 budget does not include any revenues from privatizations.
2:	Preliminary.
3:	Revised figures for 2003 correspond to the Plan Financiero released by CONFIS (Documento CONFIS No. 06 [07/2003]), which contains the official projections for public finances as of July 29, 2003.
4:	Adjustment of certain cash expenditures to an accrual basis.
5:	Includes municipal and departmental governments and local nonfinancial enterprises, such as water, telephone and electricity companies and the Medellín metro system.
6:	Based on preliminary GDP figures for 2002 and projected GDP for 2003.
Sources:	National Department of Planning, IMF staff estimates, Banco de la República and CONFIS.

The Government revised its 2002 Central Government deficit target to 6.4% of GDP, from the 4.8% target included in its previous agreement with the IMF. Preliminary figures indicate that the Central Government deficit for 2002 totaled Ps. 12.8 trillion, an 18.5% increase as compared to the Ps. 10.8 trillion deficit registered in 2001. Central Government income increased by 10.0%, from Ps. 27.6 trillion in 2001 to Ps. 30.3 trillion in 2002. Central Government expenses increased by 7.0%, from Ps. 37.6 trillion in 2001 to Ps. 40.2 trillion in 2002, primarily due to a larger issuance of pension bonds than projected, as well as pension payments of approximately Ps. 360 billion that were not included in the 2002 budget.

In 2002, the estimated nonfinancial public sector deficit reached 4.06% of GDP, as compared to 3.77% in 2001 and 3.44% in 2000. The Government currently projects a consolidated nonfinancial public sector deficit of 2.80% of GDP for 2003. In recent years, the Government’s fiscal policy has included the following long-term objectives:

•	establishing a macroeconomic foundation for sustained growth;

•	directing Government resources to those sectors in which the Government has the greatest impact in supporting social development and fostering competition within the Colombian economy; and

•	restructuring the budgetary system to facilitate the constitutionally mandated increases in net transfers from the Central Government to departmental and municipal governments.

The public sector deficit figures presented in this section do not include certain contingent liabilities of the public sector, including certain guarantees and indemnities given by public sector agencies to joint venture partners.

Revenues

In recent years, the Government has modernized the tax system and expanded the tax base through new tax reform legislation. For example, in December 1998, Congress passed Law 488. This law broadened the value-added tax base to include an additional 385 goods and services without disturbing the exemption for basic goods, simplified the tax structure by limiting exceptions and provided the tax administration bureau with greater power to combat tax evasion through increased legal and financial sanctions. Law 488 also lowered the value-added tax from 16% to 15% and reduced the withholding tax on long-term financial and public debt instruments from 7% to 4%. Finally, Law 488 increased the vehicle tax, imposed a new 6% tax on fuel oil consumption and instituted a uniform 20% tax on gasoline consumption in all territories. All revenues from these taxes are allocated to local and regional governments.

In December 2000, Congress passed Law 633 of 2000, a tax reform that, among other things, made the 0.3% tax on financial transactions permanent, broadened the value-added tax base, increased the value-added tax from 15% to 16%, included a three-year exemption from the value-added tax for up to $1,500 of the cost of personal computers and limited the exemptions to the income tax. In December 2002, Congress passed Law 788 of 2002, which is discussed below under “—IMF Program for 2003-2004—Recently Enacted Fiscal Reforms.”

The recent tax reforms were also intended to bring the tax system into compliance with the constitutional requirement that the Government transfer a portion of its current revenues to departmental and municipal governments. There are two types of required net transfers to departmental and municipal governments. First, the Government transfers revenues to departments for health and educational purposes. In the past, the amount of these transfers was based on a percentage of ordinary revenue (current revenue minus statutorily assigned revenue). Second, the Government transfers revenues to municipalities for social and educational programs as well as infrastructure projects. These transfers were based on a percentage of the value-added tax. As a result of changes to the tax system instituted in 1993, both types of transfers are currently calculated as a percentage of current revenue, and as a result, net transfers from the Central Government have increased. The actual allocation made to each local government is based on formulas developed by the National Planning Department which take into account each locality’s administrative efficiency, ability to raise revenues independently, population and level of poverty. Net transfers required by Law 60 of 1993 totaled an estimated 42.4% of current revenue in 2001, as compared to 42.8% in 1998, 49.1% in 1999 and 40.1% in 2000. These constitutionally required transfers may be supplemented by discretionary transfers to departments and municipalities. In December 2001, a constitutional reform established new standards that local governments are required to follow with respect to funds transferred by the Central Government, enhancing the control and allocation of these funds, particularly in the education and health care sectors. In 2002, net transfers accounted for 40.7% of current revenue.

The following table shows the composition of the Government’s revenue (on a cash-flow basis).

Central Government Revenue

	1998	1999	2000	2001	2002(1)	Budget 2003(2)
	(as a percentage of total revenues)
Tax Revenue
Income Tax	36.5%	33.9%	33.1%	36.5%	35.1%	33.4%
Value-added Tax	38.3	35.2	37.2	36.4	35.2	35.3
Tariffs	9.8	7.3	7.7	7.8	6.9	5.9
Other Indirect Taxes	4.0	8.5	8.6	9.5	12.4	16.8

	88.6	84.9	86.6	90.2	89.6	91.3
Nontax Revenue(3)	11.4	15.1	13.4	9.8	10.4	8.7

	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Revenue (as a percentage of GDP)(4)	11.9%	12.5%	13.0%	14.6%	15.0%	15.8%

Totals	may differ due to rounding.
1:	Preliminary. Current estimated revenue on a cash-flow basis.
2:	Revised figures for 2003 correspond to the Plan Financiero released by CONFIS (Documento CONFIS No.06 [07/2003]), which contains the official projections for public finances as of July 29, 2003.
3:	Includes concession revenues, hydrocarbon duties, fines, other duties, other current revenues and capital revenues.
4:	Based on estimated GDP using new methodology implemented in 1999.
Sources:	Ministry of Finance and CONFIS.

Central Government revenues totaled Ps. 30,344 billion (15.0% of GDP) in 2002 and Ps. 27,595 billion (14.6% of GDP) in 2001, an increase of 10.0% in nominal terms. Total tax revenues increased by 9.2% in nominal terms in 2002 as compared to 2001.

Expenditures

Central Government expenditures totaled Ps. 40,193 billion in 2002 (19.7% of GDP), an increase of 7.0% in nominal terms from the 2001 level. Interest payments increased by 5.4% in nominal terms in 2002, while operational expenditures rose by 8.0% over the 2001 levels. Investment expenditures increased by 1.8% in nominal terms in 2002.

In 2002, Central Government expenditures were allocated as follows:

•	social expenditures, 43.5%

•	defense and internal security, 13.4%

•	infrastructure, 4.7%, and

•	justice, 4.7%.

Transfers to regional governments reached Ps. 10,685 billion in 2001 (representing 28.4% of the total budgeted expenditures in 2001) and are budgeted to increase from Ps. 11,185 billion in 2002 (representing 27.8% of the total budgeted expenditures in 2002) to Ps. 12,527 billion in 2003 (representing 27.4% of the total budgeted 2003 expenditures) in accordance with the territorial transfer reform legislation enacted in December 2001.

One of the greatest challenges in public finance is the growing rate of pension liabilities for workers and retirees, combined with the fact that most territorial entities lack proper resources to pay these obligations. In December 1999, Congress enacted Law 549, which established the National Pension Fund for Territorial Entities. Law 549 provides for full funding of pension liabilities within 30 years. Both the Central Government and the territorial entities contribute to this fund, although the Central Government has not assumed the responsibility to pay these pension payments. The Central Government recognized, however, that further pension reform was necessary and as a result, Law 797 of 2003 was enacted. See “—IMF Program for 2003-2004—Recently Enacted Fiscal Reforms.”

The following table shows the principal categories of Government expenditures, according to the General Directorate of the Budget of the Ministry of Finance and Public Credit.

Central Government Expenditures(1)

	1998	1999	2000	2001	2002	Budget 2003
	(as a percentage of total)
Social Expenditures
Education	17.3%	15.9%	16.1%	15.8%	17.5%	18.3%
Health	5.6	5.6	5.4	7.1	8.7	9.7
Housing	0.4	0.2	1.3	0.3	0.3	0.3
Social Security	11.0	12.0	11.9	12.3	14.2	15.1
Other(2)	2.2	3.3	1.2	2.6	2.8	3.8

	36.5	37.0	35.8	38.2	43.5	47.2
Justice	6.0	6.1	5.7	4.8	4.7	3.9
Defense and Security (Internal)	14.4	13.2	12.6	12.9	13.4	13.0
Infrastructure
Mines and Energy	1.3	1.5	1.3	2.4	1.5	1.5
Transportation	4.1	2.9	2.4	2.3	1.6	1.5
Irrigation Projects and Agriculture	1.3	1.1	0.7	1.0	1.0	1.0
Environment	0.6	0.5	0.4	0.3	0.3	0.3
Other	0.5	0.5	0.5	0.5	0.4	0.4

	7.7	6.5	5.3	6.4	4.7	4.8
Government Overhead Expenses	6.0	5.9	7.7	7.9	7.1	5.6
Transfers to Local Governments(3)	10.5	11.8	10.7	9.9	5.5	5.0
Other	0.5	0.3	0.2	0.0	0.0	0.0
Interest payments	18.3	19.3	22.0	19.9	21.2	20.6

Total Expenditures	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Expenditures (as a percentage of GDP)(4)	16.7%	18.9%	19.2%	21.4%	20.6%	23.7

Totals may differ due to rounding.

1:	As of September 2003. 2001 and 2002 figures are preliminary. Budget 2003 figures are estimated.
2:	Includes potable water and sewage.
3:	Figures only include transfers to municipalities, not to other regional governments.
4:	Based on preliminary GDP figures for 2002 and projected GDP figures for 2003. Expenditures as a percentage of GDP take into account cash payments that are used by the General Directorate of the Budget in its calculations but not by CONFIS, and therefore differ from the figures indicated in the text.
Sources:	Dirección General del Presupuesto (General Directorate of the Budget), CONFIS and Tesorería General de la República (National Treasury).

2003 Budget

The 2003 budget became Law 780 on December 18, 2002. The 2003 budget originally sought to achieve a consolidated public sector deficit of 2.5% of GDP (Ps. 5,490 billion) and a consolidated nonfinancial public sector deficit of approximately 2.5% of GDP (Ps. 5,594 billion). However, because the Government does not expect to meet these targets, it submitted a revised 2003 budget to Congress in July 2003 to provide for a consolidated public sector deficit of 2.6% of GDP (Ps. 5,914 billion) and a consolidated nonfinancial public sector deficit of 2.8% (Ps. 6,262 billion). The revised 2003 budget estimates a Central Government deficit of approximately 4.7% of GDP (Ps. 10,520). Total nonfinancial public sector expenditures for 2003 are currently budgeted to reach Ps. 105,231 billion, out of which Ps. 45,978 billion correspond to expenditures by the Central Government and Ps. 59,253 billion correspond to expenditures by public entities at the national level.

Under the revised 2003 budget and according to CONFIS, the Central Government’s revenues (on a cash-flow basis) are projected to total Ps. 35,210 billion (15.8% of GDP), an increase of 16.0% as compared to revenues of Ps. 30,344 billion recorded in 2002. Total tax revenues are expected to grow by 18.3%, from Ps. 27,087 billion in 2002 to Ps. 32,053 billion in 2003. Income tax revenues are expected to amount to Ps. 11,719 billion in 2003, an increase of 10.3% as compared to 2002 income tax revenues of Ps. 10,626 billion. Internal value-added tax revenues are expected to total Ps. 8,353 billion as compared to Ps. 7,364 billion in 2002, an increase of 13.4% from 2002. Revenues from the tax on financial transactions are anticipated to amount to Ps. 1,463 billion, as compared to Ps. 1,443 billion in 2002, an increase of 1.4%. Tariffs and external value-added tax revenues are expected to increase by 13.8% in 2003, from Ps. 5,348 billion in 2002 to Ps. 6,086 billion. Non-tax revenues are expected to amount to Ps. 272 billion in 2003, an 12.9% decrease as compared to 2002, because as of 2003, the Government no longer receives selling concessions (which amounted to Ps. 144 billion in 2002) from cellular phone companies licensed to operate in Colombia. The 2003 budget does not include any revenues from privatizations.

According to CONFIS, Central Government expenditures (net of amortizations of public debt and on a cash-flow basis) under the revised 2003 budget are expected to total Ps. 45,978 billion in 2003 (approximately 20.6% of GDP) as compared to Ps. 40,193 billion in 2002, representing an increase of 14.4%. Operational expenditures are expected to total Ps. 33,097 billion in 2003, an increase of 12.8% as compared to Ps. 29,336 billion registered in 2002. Expenditures for interest payments are expected to increase by 25.5%, from Ps. 7,902 billion in 2002 to Ps. 9,918 billion in 2003. Investment expenditures are expected to amount to Ps. 2,963 billion in 2003, an increase of 0.3% as compared to 2002. Transfers to regional governments are expected to increase by 12.0%, from Ps. 11,185 billion in 2002 to Ps. 12,527 billion in 2003, and pension transfers are expected to increase by 10.2%, from Ps. 5,256 billion in 2002 to Ps. 5,792 billion in 2003.

The Central Government’s budget includes a complementary investment budget of Ps. 2.9 trillion, representing 1.3% of GDP. As of September 2003, Congress was considering increasing the 2003 budget by Ps. 4,399 billion to finance operational, debt service and investment expenditures.

The 2003 budget is based on the following principal budget assumptions:

Principal 2003 Budget Assumptions

2003 Budget Assumptions as of July 2003(1)
Gross Domestic Product
Nominal GDP (billions of pesos)	223,246
Real GDP Growth	2.00%
Inflation(2)
Domestic Inflation (consumer price index)	6.0%
Domestic Inflation (producer price index)(3)	6.0%
World Inflation(4)	3.9%
Real Devaluation at end of period	2.0%
Interest Rate
Prime (United States)	4.2%
LIBOR (six month)	1.7%
Export Prices
Coffee (ex-dock) ($/lb.)	0.71
Oil ($/barrel) (Cusiana)	27.8
Coal ($/ton)	29.6
Ferronickel ($/lb.)	1.2
Gold ($/Troy oz.)	325.6

1:	Figures correspond to statistics released by the General Directorate of Macroeconomic Policy on July 14, 2003.
2:	End of period.
3:	Calculated using a projected change in the producer price index.
4:	Weighted average inflation for Colombia’s trading partners, expressed in U.S. dollars.
Sources:	General Directorate of Macroeconomic Policy, Ministry of Finance and Public Credit.

The figures set forth above represent the Government’s forecast, as of July 14, 2003, with respect to the Colombian economy during 2003. While the Government believes that these assumptions and targets were reasonable when made, some are beyond the control or significant influence of the Government, and actual outcomes will depend on future events. Accordingly, no assurance can be given that economic results will not differ materially from the figures set forth above.

IMF Program for 2003-2004

On January 15, 2003, the IMF approved a two-year Stand-By Arrangement of approximately $2 billion in connection with the Government’s new two-year macroeconomic program. The funds may be used to support imbalances in Colombia’s external accounts, although disbursements under the IMF program are conditional on achieving certain targets. These targets are based on estimates and assumptions, and there can be no assurance that Colombia will be able to achieve all or any of them. To date, no amounts have been disbursed under the facility, which is scheduled to expire in December 2004.

The IMF completed its first review of the Stand-By Arrangement in the Spring of 2003. Based on its findings, the IMF program seeks to achieve 2.0% real growth in 2003 and 3.3% real growth in 2004. The program also seeks to achieve a decline in inflation from 7.0% in 2002 to 5.0% by the end of 2004. The external current account deficit target is 2.3% of GDP by the end of 2003 and 2.4% of GDP by the end of 2004. Colombia’s external debt (public and private) is expected to decline from an estimated 53.2% of GDP at the end of 2002, to an estimated 52.0% of GDP at the end of 2003 and to an estimated 49.9% at the end of 2004 . Under Colombia’s floating exchange rate system, the Central Bank will intervene in the exchange market only to meet the targeted increase in net international reserves and to maintain orderly market conditions.

Although the previous IMF program provided for a reduction in the combined public sector deficit, from an estimated 2.5% of GDP in 2001 to an estimated 1.5% of GDP in 2002, as of April 2003 the Government estimated a 2002 combined public sector deficit of 4.1% as compared to a combined public sector deficit of 3.8% in 2001, primarily due to lower economic growth and high devaluation of the peso. Although the IMF program as originally signed had a combined public sector deficit target of 2.5% of GDP for 2003, the Government has increased its forecast to 2.6% of GDP due to a higher consolidated nonfinancial public sector deficit and a lower decentralized public sector surplus than originally estimated. A final decision by the IMF to relax its deficit targets will not be made until later in 2003.

Recently Enacted Fiscal Reforms

The Government is committed to a sustained reduction of the fiscal deficit and to that end, the following fiscal reforms were enacted over the last year:

Tax Reform: Through Law 788 of 2002, which seeks to increase Central Government revenues by Ps. 2.1 trillion in 2003 (which represents 0.9% of currently projected 2003 GDP) and by Ps. 10.6 trillion over the next four years, the Government expects to increase its revenues and reduce its fiscal deficit. This law imposes a surcharge of 10% over the marginal income tax rate until the end of 2003, after which the surcharge will be reduced to 5%; increases the VAT for certain products to 7% in 2003 and 2004 and to 10% thereafter; introduces a 5% VAT on gambling and toughens tax evasion penalties. Although the law phases out most income tax and VAT exemptions, in September 2003, the Colombia Consitutional Court that the creation in 2005 of a 2% VAT on certain products currently exempt from VAT was unconstitutional.

Labor Reform: Law 789 of 2002 permits greater flexibility in the hiring process and modifies the laws regarding work hours and overtime pay.

Oil Royalties Reform. Law 756 of 2002 modifies the oil royalties system and is intended to encourage oil exploration in small- and medium-size fields by establishing variable royalties ranging from 8% for fields producing up to 5,000 barrels per day to 25% for fields producing in excess of 600,000 barrels per day.

Pension Reform: Law 797 of 2003 modifies the official retirement age and increases payroll taxes in order to reduce the rate of growth of pension expenditures. Legal proceedings have been brought before the Colombian Constitutional Court challenging certain provisions of the pension reform legislation. Although no assurances can be given, the Government believes that these challenges will not be successful.

Fiscal Responsibility Law: This law was enacted in June 2003 and requires the Central Government and local governments to make annual financial reports and detail how they manage their funds.

Proposed Reforms

Constitutional Referendum: On July 9, 2003, the Colombian Constitutional Court approved a proposed referendum that President Uribe signed into law on January 21, 2003. The national referendum is currently scheduled to take place on October 25, 2003 and will submit fifteen measures to a vote of the Colombian population. Some of the economic measures proposed would freeze for a two-year period both civil service wages and pensions exceeding twice the minimum wage, eliminate special pension regimes as of 2007 and limit the pensions of former Presidents and other high-ranking officials. Additional measures would reduce the size of Congress from 267 members to 218 members and seek to curb corruption. The Colombian population will vote on each measure individually. Therefore, no assurances can be given as to the number of measures, if any, that will be approved and become law. If the referendum is not successful, the Government will need to take other measures to forestall continued growth of the public sector deficit.

Budgetary Organic Law Reform: This proposed law seeks to reform the budget system so that it sets forth clear criteria as to revenue, expenditures and financing. It also establishes clear criteria in setting public expenditure priorities. No assurances can be given that this reform will be adopted, or that it will be adopted in the form proposed by the Government.

PUBLIC SECTOR DEBT

General

Public sector debt (“public debt”) in Colombia is comprised of the internal and external debt of the Central Government, Banco de la República and state-owned nonfinancial companies, as well as the external debt of state-owned financial institutions and departmental and municipal governments. External public debt encompasses all debt payable in currencies other than pesos, while internal public debt includes all debt payable in pesos.

The type of authorization required for incurring public debt depends upon the use of the proceeds and upon whether the debt is issued directly and guaranteed by the Republic, or issued by a public entity without the benefit of the Republic’s guarantee. The Ministry of Finance is the Government agency responsible for regulating public sector borrowing. The Ministry of Finance must authorize all external borrowing by governmental enterprises and agencies at the national, departmental and municipal levels.

New external debt issued or guaranteed by the Republic must comply with the global debt ceiling set periodically by Congress. This ceiling is set as part of the external financing program proposed by the executive branch. In addition, external public debt issued or guaranteed by the Republic must be authorized by the Board of Directors of Banco de la República, the Consejo Nacional de Política Económica y Social (“CONPES”) and the Comisión Interparlamentaria de Crédito Público (Public Credit Congressional Commission), a special six-member Congressional committee, in all cases where the issuance of such debt would increase the amount of outstanding external debt issued or guaranteed by the Republic. The Director General of Public Credit must give advance approval of external debt incurred by the Republic to prepay or refinance existing debt. External debt incurred by decentralized entities requires prior authorization by the Ministry of Finance.

Until 1990, loans from Banco de la República and proceeds from special purpose bonds were the source of most of the Government’s internal public debt. Pursuant to Law 51 of 1990, the Government initiated a program in 1991 to finance public sector internal debt with Treasury bond issuances in the domestic capital markets, thereby diminishing reliance upon the traditional sources of internal financing. Colombia’s external public debt is in general comprised of loans from multilateral institutions (such as the World Bank and the IADB), foreign governments, commercial banks, suppliers, export credit institutions and bonds.

The Government’s debt management strategy focuses on diversifying the Government’s sources of financing and issuing bonds in the European, Asian and U.S. capital markets, reducing the public sector deficit by lowering debt service costs and improving the maturity profile of public sector debt. In 1998, the Government issued debt in British pounds sterling and Italian lira markets for the first time. In 2000, the Government issued euro-denominated bonds, with three- and five-year terms. In addition, the Republic has guaranteed less debt due to privatization of the electricity sector and stricter policies for authorizing guaranteed debt.

In December 2002, Congress authorized the issuance of up to $16.5 billion in internal and external debt under the Government’s four-year financing plan.

Colombia’s ratio of debt to GDP increased from 38.8% in 1999 to 44.5% in 2000 and to 47.9% in 2001. According to preliminary figures, Colombia’s ratio of debt to GDP increased further to 55.6% in 2002. Although Congress approved tax, pension and labor reform legislation during the past year, and the Government has proposed additional legislation (including a national referendum scheduled to take place on October 25, 2003) to reduce Government expenditures, the debt to GDP ratio is expected to continue to increase due to slowing economic growth and the current level of Government spending.

Public Sector Internal Debt

The internal debt of the Government in 2002 consisted mainly of the following debt instruments:

•	Treasury bonds known as Títulos de Tesorería (“TES”) sold, through auctions, to the public and to Government agencies (which are obliged to invest excess funds in these Government instruments);

•	Law 546 and debt reduction bonds; and

•	Various special-purpose bond issues.

The Central Government’s internal funded debt (i.e., long-term debt with an original maturity of one year or more), was $21.3 billion (Ps. 60,973 billion) at December 31, 2002, a decrease of 2.7% in dollar terms from the $21.9 billion (Ps. 50,086 billion) outstanding at December 31, 2001, but a 21.7% increase in peso terms over the same period. This 21.7% increase in peso terms was due primarily to the issuance of TES to finance the Central Government’s deficit. According to preliminary figures, total nonfinancial public sector internal funded debt was $28.9 billion (Ps. 82,917 billion) at December 31, 2002, a 23.0% increase in peso terms from the $29.4 million (Ps. 67,413 billion) outstanding at December 31, 2001.

Total direct internal funded debt of the Central Government was estimated at $23.1 billion (Ps. 66,513 billion) at July 31, 2003. Total nonfinancial public sector internal funded debt was estimated at $28.6 billion (Ps. 84,567 billion) at March 31, 2003, the last date for which this figure is available.

TES issuances in the domestic capital markets have become a significant source of Central Government funding. As of December 31, 2002, TES represented 41% of total Central Government debt and 80% of total internal Central Government debt.

In January 2002, the Government appointed 24 financial institutions as market makers in Government securities, as part of a strategy that has broadened the treasury bond market and provided liquidity to the local capital markets. Furthermore, the Ministry of Finance has expanded the types and maturities of its bond issues. In addition to one-, two-, three- and five-year fixed-rate TES, prior to March 1998 the Government issued three-, five-, seven- and ten-year TES, with interest rates pegged to changes in the consumer price index. To reduce interest rate pressures on the market and simultaneously offer an exchange rate hedging instrument, the Government has issued dollar-linked one-, two- and three-year TES. At December 31, 2002, $996 million (Ps. 2,852 billion) of dollar-linked TES were outstanding. In May 1999, the Government introduced inflation-indexed TES, known as UVR (Unidad de Valor Real Constante) and since then has issued five-, seven- and ten-year UVR TES bonds. With the UVR, the principal amount of the bond (rather than the interest rate) changes according to movements in the consumer price index, in a manner similar to the inflation-adjusted government debt securities available in the United States and France. The Government anticipates that the UVR and fixed-rate bonds will become the preferred long-term debt instruments for the Government in the domestic market, replacing the old inflation-indexed TES, which were issued for the last time in March 1998. At December 31, 2002, $3,705 million (Ps. 10,613 billion) of UVR-denominated TES were outstanding. In further support of the domestic market, the Government issued new investment products in 2001 and 2002, including short-term (90-day and 180-day) bills, seven- and ten-year fixed rate TES and five- and eight-year fixed rate dollar-linked TES.

The Government has taken additional measures during the last several years to strengthen the domestic capital markets. For example, the Government encourages electronic systems for trading public sector debt instruments. These should provide a more efficient pricing mechanism and greater liquidity for investors. The Government also encourages the participation of institutional investors in the capital markets, as evidenced by the increasing investment of private pension fund assets in new capital market instruments. The Ministry of Finance has also regularized the timing and amounts of TES issuances. In addition to these measures, the Government issued Ps. 569,211 million of Peace Bonds between 1999 and 2000, Ps. 651,782 million of Peace Bonds in 2001 and Ps. 22,751 million in 2002. These bonds fund agrarian reform and the reconstruction of social infrastructure in conflict zones.

In 2003, the Government plans to issue Ps. 12,400 billion in Government securities in the domestic market. It is expected that 44% of this amount will be issued through auctions. Between January 1, 2003 and July 31, 2003, the Government auctioned a total of Ps. 3,735,166 million (approximately $1,296.8 million) of TES. Auctions of TES, which are normally held on a bi-weekly basis, had been suspended from August 2002 through October 2002 due to high interest rates.

Between January and March 2002, the Government repurchased Ps. 1,160 billion (approximately $513.0 million) of outstanding peso-denominated TES issued by Colombia maturing in 2002, 2003, 2004 and 2006 in a private exchange transaction with local Colombian investors. In that transaction, the Government issued Ps. 1,160 billion

(approximately $513.0 million) of 10-year peso-denominated TES in exchange for the outstanding TES, which were cancelled after the exchange.

In a similar transaction in June 2003, the Government repurchased Ps. 1,478 billion (approximately $524.6 million) of outstanding peso-denominated TES issued by Colombia maturing in 2003, 2004, 2005 and 2008 in a private exchange transaction with governmental entities. In this transaction, the Government issued Ps. 1,478 billion (approximately $524.6 million) of two-, three-, four-, five- and six-year peso-denominated TES in exchange for the outstanding TES, which were cancelled after the exchange.

The Government may conduct additional internal debt exchanges or purchases in the future.

The following table shows the total internal funded debt of the public sector.

Public Sector Internal Funded Debt(1)(2)

	At December 31,
	1998	1999	2000	2001	2002
	(billions of pesos or percentage of GDP)
Central Government(3)	Ps. 14,903	Ps. 21,898	Ps. 32,621	Ps. 50,086	Ps. 60,973
Public Sector Entities	16,130	21,209	26,203	17,327	21,944

Total Internal Debt	Ps. 31,033	Ps. 43,107	Ps. 58,824	Ps. 67,413	Ps. 82,917

As a Percentage of GDP	22.1%	28.4%	33.6%	35.9%	40.8%

Totals may differ due to rounding.

1:	Includes debt of the Government (excluding state-owned financial institutions and departmental and municipal governments) with an original maturity of one year or more, and public sector entities’ guaranteed internal debt.
2:	Subject to revision.
3:	Starting in 2001, Central Government figures include pension bonds and constant value bonds.
Sources:	General Directorate of Public Credit, Ministry of Finance and Public Credit; CONFIS.

Total direct internal floating debt (i.e. short-term debt with an original maturity of less than one year) of the Central Government was Ps. 96,891 million ($33.8 million) at December 31, 2002.

Public Sector External Debt

As used herein, public sector external funded debt consists of long-term external debt of the Central Government and guaranteed and non-guaranteed long-term external debt of public sector agencies, departments and municipal governments and state-owned financial institutions. Long-term debt means debt with an original maturity of more than one year. Traditionally, Colombia has relied on the following six sources of external debt:

•	multilateral financial institutions, such as the IADB, the World Bank and the Andean Development Corporation;

•	commercial banks;

•	export credit institutions;

•	suppliers;

•	bilateral agreements; and

•	the capital markets, such as external bond offerings.

At December 31, 2002, debt from multilateral institutions and export credit institutions represented 36.3% of public sector external funded debt, while loans from commercial banks constituted 9.9% of the total. Since the mid-1990s, the Government has steadily increased the number of its external bond offerings. The amount of bonds outstanding increased from $6,223 million, or 35.4% of public sector external debt, at December 31, 1998 to $11,388 million, or 51.3% of public sector external funded debt, at December 31, 2002. Total long-term public sector external funded debt amounted to $22,192 million at December 31, 2002.

At December 31, 2002, floating (i.e. short-term debt with an original maturity of less than one year) public sector external debt totaled $429 million. At December 31, 2002, the Central Government accounted for 81.1% of public sector external funded debt and state-owned entities, including Banco de la República, accounted for 18.9%.

Public Sector External Funded Debt by Type(l)(2)

	At December 31,
	1998	1999	2000	2001	2002
	(millions of U.S. dollars, except percentages)
Central Government(3)	$10,486	$12,192	$14,320	$18,220	$18,006
Public Entities(4)
Guaranteed	4,817	4,742	3,712	3,073	2,831
Non-Guaranteed	2,291	2,146	2,080	1,638	1,355

Total External Debt	$17,594	$19,081	$20,112	$22,932	$22,192

Total Debt Service	$2,951	$3,675	$3,218	$4,406	$4,732

External Debt/GDP	17.8%	21.6%	24.7%	27.5%	27.2%
Total Debt Service/GDP	3.0	4.5	4.0	5.3	5.8
Total Debt Service/Exports	25.7	30.5	23.2	35.8	43.5

Totals may differ due to rounding.

1:	Debt with an original maturity of one year or more. Preliminary figures for 2002.
2:	Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates at December 31 of each year.
3:	Includes Banco de la República, public agencies and entities, departments and municipal governments and state-owned financial entities.
4:	Debt with resident financial institutions is not included in the public entities outstanding for 2000, 2001 and 2002.
Source:	Debt Registry Office—Ministry of Finance.

Colombia’s public sector external funded debt decreased by $740 million from 2001 to 2002. Public sector external debt as a percentage of GDP has increased from 17.8% in 1998 to 27.2% in 2002, and debt service as a percentage of GDP has increased from 3.0% in 1998 to 5.8% in 2002. These increases have resulted from the Central Government and public sector budget deficits, which have been financed primarily through issuances of debt securities in the domestic and international markets, as well as through multilateral loans.

At June 30, 2003, Colombia’s public sector external funded debt totaled $23,164 million, of which $19,288 was debt of the Central Government and $3,876 was debt of other public entities.

The Government’s external debt management strategy is comprised of several elements, including:

•	diversifying the Government’s sources of funding in order to reduce its vulnerability to external market disruptions;

•	focusing on multilateral sources of funding, in order to finance social infrastructure projects that involve private sector investment; and

•	minimizing interest and exchange rate risks associated with debt service through the use of derivatives.

In January 2003, Colombia and the IMF entered into to a two-year Stand-By Arrangement for the equivalent of $2.1 billion, which may be used to finance balance of payments outflows, provided that Colombia meets certain economic, financial and fiscal targets. To date, no amounts have been disbursed under the facility, which is scheduled to expire in December 2004. See “Public Sector Finances—IMF Program for 2003-2004.”

In May 2002, the Government repurchased $428.3 million of outstanding dollar-denominated external bonds and euro 174.7 million of outstanding euro-denominated external bonds issued by Colombia maturing between 2003 and 2005, in a private exchange transaction with local Colombian investors. In that transaction, the Government issued Ps.

421,588 million (approximately $193.7 million) of five-year TES bonds, Ps. 281,030 million (approximately $127.7 million) of seven-year TES and Ps. 629,461 million (approximately $281.7 million) of 10-year UVR in exchange for the outstanding external bonds, which were cancelled after the exchange.

In June 2002, the Government issued $507,058,000 aggregate principal amount of 10.50% Global Bonds due 2010. Of this amount, $266,102,000 aggregate principal amount of global bonds were issued in exchange for $254,552,000 aggregate principal amount of dollar-denominated external bonds issued by Colombia maturing between 2002 and 2005, which were cancelled after the exchange. In addition, $240,956,000 aggregate principal amount of global bonds were issued pursuant to an underwritten offering.

As part of Colombia’s external liability management program, the Government plans to conduct approximately $750 million in liability management transactions over the next five years. Specifically, the Government plans to reduce peaks in its amortization schedule for the years 2005 and 2008. In May 2003, the Government redeemed the entire principal amount (approximately $153.3 million plus accrued interest) of its Quarterly Adjusted Notes due 2005. The redemption was financed by the proceeds of a $250 million reopening in April 2003 of Colombia’s 10.75% Global Bonds due 2013, bringing the total outstanding to $750 million.

Colombia conducted its second liability management transaction of the Uribe administration in July 2003, by launching a cash tender offer for its $300 million Floating Rate Notes due 2005 (the “2005 Notes”). All of the outstanding 2005 Notes were tendered and purchased at 105.125% of their principal amount. Colombia refinanced its purchase of the 2005 Notes with the proceeds of two concurrent transactions, a $135 million reopening of Colombia’s 10.375% Global Bonds due 2033, bringing the total outstanding to $635 million, and an offering of $160 million of Floating Rate Notes due 2009.

In addition to the liability management transactions described above, Colombia issued the following debt securities in the international capital markets in 2003:

•	In January 2003, the Government issued $500 million aggregate principal amount of 10.375% Global Bonds due 2033.

•	In August 2003, Colombia issued a total of $230 million of bonds in two simultaneous offerings, a $167 million reopening of Colombia’s 10.50% Global Bonds due 2006, bringing the total outstanding to $667,000,000, and a $63 million reopening of Colombia’s 7 5/8% Bonds due February 15, 2007, bringing the total outstanding to $813,000,000.

Public Sector External Funded Debt by Creditor(1)(2)

	At December 31,
	1998	1999	2000	2001	2002
	(millions of U.S. dollars)
Multilaterals
IADB	$2,782	$3,480	$3,441	$3,967	$3,678
World Bank	1,765	1,967	1,930	2,009	2,359
Others	323	707	1,140	1,179	1,357

Total Multilaterals	4,869	6,154	6,511	7,156	7,394
Commercial Banks	4,297	3,963	3,803	2,887	2,206
Export Credit Institutions	1,125	1,038	901	702	669
Bonds	6,223	6,866	8,180	11,560	11,388
Foreign Governments	510	452	388	339	307
Suppliers	380	343	329	288	228
Resident Financial Institutions(3)	190	265	0	0	0

Total	$17,594	$19,081	$20,112	$22,932	$22,192

Totals may differ due to rounding.

1:	Debt with an original maturity of one year or more. Preliminary figures for 2002.
2:	Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates at December 31 of each year.
3:	Debt with resident financial institutions is not included in the public entities outstanding for the years 2000, 2001 and 2002.
Source:	Debt Registry Office—Ministry of Finance.

Public Sector External Funded Debt by Currency

	At December 31, 2002(1)
	Central Government	Guaranteed	Non–Guaranteed	Total	Percentage of Total
	(millions of U.S. dollars)
U.S. Dollars	$13,748	$1,617	$1,258	$16,623	74.91%
World Bank Basket of Currencies(2)	317	200	0	517	2.33
Euros	1,865	96	4	1,965	8.86
Japanese Yen	354	141	71	566	2.55
Unit Account(3)	1,292	609	0	1,902	8.57
Pounds Sterling	169	3	7	179	0.81
Others	259	164	16	439	1.98

Total	$18,006	$2,831	$1,355	$22,192	100.00%

Totals may differ due to rounding.

1:	Preliminary. Debt with an original maturity of one year or more.
2:	Consists primarily of dollars, Yen, Swiss Francs and euros.
3:	Corresponds to the monetary unit used by the IADB in its transactions.
Source:	Debt Registry Office—Ministry of Finance.

The following table sets forth the amortization schedule for principal payments on Colombia’s public sector external debt at December 31, 2002.

Public Sector External Debt Amortization Schedule(1)(2)

Signed Loans and Bonds

	Debt Outstanding at December 31, 2002(3)	Amortizations
		2003	2004	2005	2006	2007	After 2007
		(millions of U.S. dollars)
Multilaterals
IADB(4)	$3,678	$707	$472	$262	$576	$932	$729
World Bank(4)	2,359	212	200	219	227	240	1,261
Others	1,357	224	272	326	274	213	48

Total Multilaterals	7,394	1,143	944	807	1,077	1,385	2,038
Commercial Banks	2,206	598	278	277	196	190	667
Export Credit Institutions	669	141	96	90	82	74	186
Bonds	11,388	1,098	682	1,122	846	856	6,784
Foreign Governments	307	33	29	26	27	26	166
Suppliers	228	64	51	38	27	21	27

Total External Debt	$22,192	$3,077	$2,080	$2,360	$2,255	$2,478	$9,942

Totals may differ due to rounding.

1:	Debt with original maturity of one year or more. Amortization figures in this table include scheduled payments on outstanding debt and projected payments on debt not yet disbursed but for which commitments have been made and are planned to be disbursed.
2:	Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates at December 31, 2002.
3:	Debt with resident financial institutions is not included in the debt outstanding for the year 2002.
4:	The sum of debt outstanding at December 31, 2002 and amortization payments to the IADB and World Bank have been reexpressed using a revaluation factor as of December 31, 2002 based on the basket of currencies in which those debts are denominated.
Source:	Debt Registry Office—Ministry of Finance.

Debt Record

Colombia has regularly met all principal and interest obligations on its external debt for over 60 years.

TABLES AND SUPPLEMENTARY INFORMATION

Public Debt of the Republic of Colombia

External Public Debt

Direct Funded Debt (1)

Bond Issues

Interest Rate and Title	Year of Issue	Year of Final Maturity	Currency	Principal Amount Disbursed	Principal Amount Outstanding at December 31, 2002
				(millions of original currency)	(millions of U.S. dollars)
7.25% Notes due 2004	1994	2004	USD	$250	$116
7.250% Notes due 2003	1996	2003	USD	$200	200
8.700% Notes due 2016	1996	2016	USD	$200	149
4.250% Notes due 2003	1996	2003	Yen	¥30,000	286	(2)
8.66% Notes due 2016, puttable at par on October 7, 2004	1996	2004 or 2016	USD	$125	75
7.625% Notes due 2007	1997	2007	USD	$750	750
8.375% Notes due 2027	1997	2027	USD	$250	210
9.75% Notes due 2008	1998	2008	GBP	£100	161
8.625% Global Bonds due 2008	1998	2008	USD	$500	500
7.27% Notes due 2003	1998	2003	USD	$150	106	(3)
7.7% Notes due 2003	1998	2003	USD	$115	100	(3)
Quarterly Adjusted Notes (QANs) due 2005	1998	2005	USD	$500	153	(4)
10.875% Global Bonds due 2004	1999	2004	USD	$500	300
9.75% Global Bonds due 2009	1999	2009	USD	$500	500
9.75% Puttable Bonds due 2009	1999	2009	USD	$500	500
11.75% Global Bonds due 2020	2000	2020	USD	$1,075	1,075
11% Notes due 2003	2000	2003	EUR	€450	326
6-Mo. LIBOR+4.75% Floating Rate Notes due 2005	2000	2005	USD	$300	300	(5)
11.25% Notes due 2005	2000/2001	2005	EUR	€600	506	(6)
11.375% Notes due 2008	2001	2008	EUR	€600	840
9.75% Amortizing Notes due 2011 Guaranteed by the World Bank	2001	2011	USD	$1,000	904
5.5% Japanese Yen Bonds due 2005	2001	2005	YEN	¥30,000	253
11.5% Notes due 2011	2001	2011	EUR	€400	420
10.5% Global Bonds due 2006	2001	2006	USD	$500	500
10.0% Global Bonds due 2012	2001	2012	USD	$900	900
10.50% Global Bonds due 2010	2002	2010	USD	$507	507
10.75% Global Bonds due 2013	2002	2013	USD	$500	500

Total					$11,138

1:	Includes external-internal bonds (i.e., bonds payable in U.S. dollars, but sold in the domestic market). Includes only medium- and long-term funded debt (i.e., debt with an original maturity of more than one year). At December 31, 2002 the Republic had $429 million outstanding in floating public sector external debt.
2:	Swapped into dollars at a fixed rate of 7.57% per annum.
3:	These notes were issued with yen/dollar currency warrants, which are automatically exercised upon maturity of the notes. The amounts due, if any, are calculated as a function of the yen/dollar exchange rate in effect during a specified period and are payable in U.S. dollars.
4:	The Government redeemed the entire outstanding principal amount of these notes in May 2003.
5:	The Government repurchased the entire outstanding principal amount of these notes in July 2003.
6:	Swapped into dollars at a fixed rate of 12.49%.
Source:	Debt Registry Office—Ministry of Finance.

Loans from Multilateral Institutions

Lender	Interest Rate	Currency	Principal Amount Outstanding at December 31, 2002
			(millions of U.S. dollars)
World Bank	Various	Various	$1,622
IADB	Various	Various	2,908
Others	Various	Various	1,064

Total			$5,595

Totals may differ due to rounding.

Source:	Debt Registry Office—Ministry of Finance.

Loans from Banks and Suppliers(1)

Title	Interest Rate	Date of Agreement	Year of Final Maturity	Currency	Principal Amount Disbursed	Principal Amount Outstanding at December 31, 2002
						(millions of U.S. dollars)
Integrated Loan Facilities Credit Agreement	Variable	Apr. 1991	2003	Various	799.6	$200
Other Commercial Bank Loans	Various	Various	Various	Various	n.a.	832
Export Credits	2%-11.45%	Various	Various	USD, DM, Yen	n.a.	44
Governments	0%-6.5%	Various	Various	USD, Pta, FF, Yen	n.a.	122
Suppliers	6%-9.5%	Various	Various	USD, NLG Yen, Bec	n.a.	76

Total						$1,273

n.a. = Not available.
Totals may differ due to rounding.
1: Medium- and long-term indebtedness.
Source: Debt Registry Office—Ministry of Finance.

Total Outstanding Long-Term Direct External Debt						$18,006

Other Public Sector Debt

Guaranteed Debt and Non-Guaranteed Debt

Borrower	Guaranteed Debt(1)	Non-Guaranteed Debt	Principal Amount Outstanding at December 31, 2002
			(millions of U.S. dollars)
Aerocivil	0.7	4.1	4.8
Aguas y Aguas de Pereira	5.6	0.0	5.6
Banco de la República	70.7	0.0	70.7
Bogotá D.C.	140.7	214.3	355.0
C.A.M.B. Acuamanga	4.1	0.0	4.1
C.A.R.	39.1	0.0	39.1
Cavecinales	30.3	0.0	30.3
Chec	19.2	0.0	19.2
Corelca	0.0	2.8	2.8
Departamento de Antioquia	29.6	0.0	29.6
Distrito Turístico de Cartagena	35.8	0.0	35.8
E.A.A.B. ESP	125.8	0.0	125.8
E.E.E.B.	11.6	0.0	11.6
E.P.M. de B/Manga	0.0	6.5	6.5
E.P.M. de Medellín	480.1	156.9	637.1
E.T.B.	0.0	111.8	111.8
E.T.B. Barranquilla	0.0	7.6	7.6
E.T.M.V.A. Metro	618.6	0.0	618.6
Ecopetrol	0.0	217.9	217.9
Emcali	160.9	23.2	184.1
F.V.S.	0.0	3.9	3.9
FEN	89.7	401.4	491.2
Findeter	119.5	0.0	119.5
Flycom Comunicaciones	0.0	2.2	2.2
Fogafín	62.5	0.0	62.5
Fondo Nacional del Café	0.0	77.3	77.3
ICA	1.3	0.0	1.3
IFI	58.6	55.8	114.4
ISA	243.7	2.5	246.2
Icfes	8.8	0.0	8.8
Inat	5.8	0.0	5.8
Incora	0.8	0.0	0.8
INVIAS	158.9	0.0	158.9
Municipio de Cali	2.1	0.0	2.1
Municipio de Medellín	2.4	0.0	2.4
Municipio de Pasto	4.7	0.0	4.7
Satena	20.6	3.4	23.9
Sena	1.0	0.0	1.0
Telearmenia	0.0	2.3	2.3
Telecartagena	0.0	0.4	0.4
Telecom	36.2	55.1	91.4
Telefónica de Pereira	0.0	1.6	1.6
Telehuila	0.0	2.0	2.0
Telenarino	0.0	1.9	1.9
Urra S.A.	241.4	0.0	241.4

Total	$2,830.8	$1,354.9	$4,185.9

Totals	may differ due to rounding.
1:	Medium- and long-term indebtedness. At December 31, 2002, the Republic had no outstanding guarantees of floating external public sector debt.
Source:	Debt Registry Office—Ministry of Finance.

Internal Public Debt

Direct Debt(1)

Bond Issues and Banco de la República

Description	Year of Final Maturity	Interest Rate	Principal Amount Outstanding at December 31, 2002
			(millions of pesos)
Treasury Bonds	Various	Various	Ps.	42,754,508
Pension Bonds	Various	Various		6,250,305
Fogafin Bonds	Various	Various		3,888,824
Law 546 Bonds(2)	Various	Various		2,263,961
TRD	Various	Various		1,387,866
Peace Bonds	2007	Various		1,243,888
Constant Value Bonds	Various	Various		1,321,243
Security Bonds	Various	Various		27,658
Banco Agrario	Various	Various		1,235,790
Other Bonds	Various	Various		187,195
Other Assumed Debt	Various	Various		332,844
Other	Various	Various		78,495

Total			Ps.	60,972,577

Totals	may differ due to rounding.
1:	Total as of December 31, 2002. The Republic had Ps. 96,893 million outstanding in floating direct internal debt at December 31, 2002.
2:	Includes Law 546 and debt reduction bonds.
Source:	Debt Registry Office—General Directorate of Public Credit—Ministry of Finance.

Internal Public Debt

Guaranteed Debt(1)

Principal Amount Outstanding at December 31, 2002
(millions of dollars)
Emcali	$6.5
ESSA	3.3
Isagen S.A.	52.7
Urra S.A.	101.9

Total	$164.4

1:	Medium- and long-term indebtedness. At December 31, 2002, the Republic had no outstanding guarantees of floating public sector internal debt.
Source:	Ministry of Finance.